UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

HALF-YEAR FINANCIAL

REPORT AT

JUNE 30, 2018

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

CONTENTS

INTERIM MANAGEMENT REPORT AT JUNE 30, 2018

The TIM Group	4
Highlights – Half-Year 2018	6
Consolidated operating performance	10
Financial and Operating Highlights of the Business Units of the TIM Group	16
Consolidated Financial Position and Cash Flows Performance	25
Consolidated Data – Tables of detail	31
Events Subsequent to June 30, 2018	39
Business Outlook for the Year 2018	39
Main risks and uncertainties	39
Main changes in the regulatory framework	42
Corporate Boards at June 30, 2018	45
Macro-Organization Chart at June 30, 2018	47
Information for Investors	48
Related party transactions and direction and coordination activity	51
Alternative Performance Measures	52
Research and development	54
TIM GROUP HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2018	57
Contents	58
Consolidated Statements of Financial Position	59
Separate Consolidated Income Statements	61
Consolidated Statements of Comprehensive Income	62
Consolidated Statements of Changes in Equity	63
Consolidated Statements of Cash Flows	64
Notes to the Half-year Condensed Consolidated Financial Statements	66
Certification of the Half-year Condensed Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with amendments and additions	148
Auditors’ Report on the Limited Review of the Half-Year Condensed Consolidated Financial Statements	149
USEFUL INFORMATION	151

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

Olivetti, which is now part of the Core Domestic business segment, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically in relation to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC

•   Consumer

•   Business

•   Wholesale

•   Other (INWIT S.p.A. and support structures)

INTERNATIONAL WHOLESALE

Telecom Italia Sparkle Group

•   Telecom Italia Sparkle S.p.A.

•   South American subsidiaries

•   North American subsidiaries

•   European subsidiaries

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides mobile telephone services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações (now TIM S.A.), Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • TIM S.A. (formerly Intelig Telecom. Ltda) • Tim Celular S.A.

Interim Management Report	The TIM Group	4
at June 30, 2018

BOARD OF DIRECTORS

Chairman	Fulvio Conti (independent)

Chief Executive Officer and General Manager	Amos Genish

Directors

Alfredo Altavilla (independent)

Paola Bonomo (independent)

Giuseppina Capaldo (independent)

Maria Elena Cappello (independent)

Massimo Ferrari (independent)

Paola Giannotti de Ponti (independent)

Luigi Gubitosi (independent)

Marella Moretti (independent)

Lucia Morselli (independent)

Dante Roscini (independent)

Arnaud Roy de Puyfontaine

Rocco Sabelli (independent)

Michele Valensise (independent)

Secretary to the Board	Agostino Nuzzolo

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Giulia De Martino
Anna Doro
Marco Fazzini
Francesco Schiavone Panni

Alternate Auditors	Andrea Balelli

Antonia Coppola
Franco Dalla Sega
Laura Fiordelisi

Interim Management Report	Board of Directors and Board of Statutory Auditors	5
at June 30, 2018	of TIM S.p.A.

HIGHLIGHTS – HALF-YEAR 2018

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

On November 22, 2016, EU Regulation No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities.

As permitted by IFRS 9, the TIM Group has opted to defer the application of the hedge accounting model and to continue applying the provisions of IAS 39, deciding not to restate figures for comparative periods before the first-time application.

The different classification of financial assets had no substantial impact for the TIM Group on the measurement of those assets, while the introduction of the expected credit loss model, replacing the incurred loss model required by IAS 39, resulted only in a negligible reduction in consolidated equity at the transition date of January 1, 2018.

On September 22, 2016, EU Regulation No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through EU Regulation No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred;

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

Further details are provided in the Note “Accounting Policies” to the Half-year Condensed Consolidated Financial Statements at June 30, 2018 of the TIM Group.

To enable the year-on-year comparison of the economic and financial performance for the first half of 2018, this Interim Management Report also shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

FINANCIAL HIGHLIGHTS

In terms of economic and financial performance, for the first half of 2018:

•

Consolidated revenues amounted to 9,441 million euros; comparable consolidated revenues totaled 9,512 million euros, down by 2.7% on the first half of 2017, mainly as a result of the significant devaluation of the Brazilian real which reduced the contribution of Tim Brasil to consolidated revenues in euro; in organic terms the Group’s consolidated revenues increased 1.5%.

Consolidated revenues for the second quarter of 2018 amounted to 4,732 million euros. The comparable figure shows a drop of 3.7% (+0.4% in organic terms).

•

EBITDA amounted to 3,763 million euros; comparable EBITDA totaled 3,918 million euros, down by 4.8% on the first half of 2017 (-1.6% in organic terms), with an EBITDA margin of 41.2%, -0.9 percentage points on the figure for the first half of 2017 (41.2% in organic terms, -1.3 percentage points).

EBITDA in the first half of 2018 was pulled down by a total of 121 million euros in non-recurring expenses (56 million euros in the first half of 2017, at constant exchange rates, and including certain “one-off” items), without which the organic change would have been a positive 2 million euros, with an EBITDA margin of 42.5%, down by 0.6 percentage points compared to the first half of 2017.

EBITDA for the second quarter of 2018 amounted to 1,946 million euros. Comparable EBITDA amounted to 2,025 million euros. Excluding the impact of non-recurring expenses and other “one-off” items, the drop would have amounted to 34 million euros.

Interim Management Report	Highlights – Half-Year 2018	6
at June 30, 2018

•	EBIT amounted to 1,644 million euros; comparable EBIT totaled 1,728 million euros, down by 7.6% compared to the first half of 2017 (-5.9% in organic terms).

EBIT reflected the negative impact of non-recurring expenses totaling 121 million euros (56 million euros in the first half of 2017, at constant exchange rates and including the reported “one-off” items included in EBITDA), without which the organic change in EBIT would have been -2.3%.

EBIT for the second quarter of 2018 amounted to 880 million euros. Comparable EBIT amounted to 922 million euros, showing a decrease of 8.3% on second quarter of 2017. Excluding the impact of non-recurring expenses and other “one-off” items, the drop would have come to 6.9%.

•

Profit for the period attributable to Owners of the Parent totaled 554 million euros (596 million euros in the first half of 2017). The figure was affected by the net impact of the adoption of IFRS 9 and IFRS 15 for                 -64 million euros and by non-recurring net expenses totaling 118 million euros. Excluding those impacts, profit attributable to Owners of the Parent in the first half of 2018 would have shown next to no change year-on-year.

•

Capital expenditures for the first half of 2018 totaled 1,597 million euros (2,056 million euros in the first half of 2017), and reflected the continuation of a selective approach to capital expenditure, while ensuring the broader reach of ultra-broadband coverage and the continued focus on service quality.

•

Adjusted net financial debt amounted to 25,141 million euros at June 30, 2018, down by 167 million euros compared to December 31, 2017 (25,308 million euros). Cash flow generation in the first half of 2018 was affected by the payment of 222 million euros of dividends.

Financial highlights for the half-year

		1st Half	1st Half 2018 comparable	1st Half 2017	% Change
(millions of euros)		2018	(a)	(b)	(a-b)		Organic
Revenues		9,441	9,512	9,772	(2.7)		1.5

EBITDA	(1)	3,763	3,918	4,114	(4.8)		(1.6)

EBITDA Margin		39.9%	41.2%	42.1%	(0.9	)pp

Organic EBITDA Margin		39.9%	41.2%	42.5%	(1.3	)pp

EBIT	(1)	1,644	1,728	1,871	(7.6)		(5.9)

EBIT Margin		17.4%	18.2%	19.1%	(0.9	)pp

Organic EBIT Margin		17.4%	18.2%	19.6%	(1.4	)pp

Profit (loss) for the period attributable to owners of the Parent		554	618	596	3.7

Capital expenditures (CAPEX)		1,597	1,675	2,056	(18.5)

			6/30/2018	12/31/2017	Change Amount
Adjusted net financial debt	(1)	25,141		25,308	(167)

Interim Management Report	Highlights – Half-Year 2018	7
at June 30, 2018

Financial highlights for the second quarter

(millions of euros)		2nd Quarter	2nd Quarter 2018 comparable	2nd Quarter 2017	% Change
		2018	(a)	(b)	(a-b)	Organic
Revenues		4,732	4,770	4,953	(3.7)	0.4

EBITDA	(1)	1,946	2,025	2,124	(4.7)	(1.4)

EBITDA Margin		41.1%	42.5%	42.9%

Organic EBITDA Margin		41.1%	42.5%	43.2%

EBIT	(1)	880	922	1,006	(8.3)	(6.5)

EBIT Margin		18.6%	19.3%	20.3%

Organic EBIT Margin		18.6%	19.3%	20.8%

Profit (loss) for the period attributable to owners of the Parent		338	368	396	(7.1)

▶	Details are provided under “Alternative Performance Measures”.

Interim Management Report	Highlights – Half-Year 2018	8
at June 30, 2018

NON-FINANCIAL HIGHLIGHTS

The TLC sector is an enabling factor for the achievement of Sustainable Development Goals (SDGs), some strictly linked to issues in the ICT world which, due to its very nature, has the potential to accelerate in various areas through infrastructure, data transmission, and the ability to connect people and things.

TIM, thanks to its widespread presence and infrastructure and technological assets, has confirmed its role as a leader in the evolution towards a digital economy which, in turn, accelerates environmental, social, cultural and, clearly, economic change.

Digital solutions not only allow the sustainable development targets identified by the European Union to be achieved, through the creation of a Digital Single Market, but they also play a direct role in some SDGs, identified by TIM as:

•

affordable and clean energy (Goal 7), through smart metering, automation, sensors, and connected objects (IoT) which associate better performance with lower costs and therefore, in the final analysis, savings in energy resources;

•

industry, innovation and infrastructure (Goal 9), as ICT facilitates infrastructure management through platforms that support innovative business models, provide access to important quantities of information, and improve the efficiency and the productivity of both infrastructure and services;

•	sustainable cities and communities (Goal 11), also through 5G, which can support new ICT applications including health care, mobility, and the IoT.

Finally, ICT’s contribution to a sustainable world from an environmental and climatic perspective is indisputable (Goal 13 – climate action): digital initiatives have the potential to deliver savings of 26 billion tonnes of CO2 in the period 2016–2025, equal to Europe’s total emissions in the same period.(1)

[1]	based on the “World Economic Forum and Accenture White Paper on Digital Transformation of Industries: Societal Implications”.

Interim Management Report	Highlights – Half-Year 2018	9
at June 30, 2018

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues amounted to 9,441 million euros in the first half of 2018. Comparable revenues on the same accounting basis amounted to 9,512 million euros in the first half of 2018, down by 2.7% on the first half of 2017 (9,772 million euros). The positive performance of Domestic Business Unit revenues (+24 million euros) was offset by the negative performance of the Brazil Business Unit (-286 million euros), due entirely to the more than 20% devaluation of the Brazilian real compared to the first half of 2017. Without the negative exchange rate effect (1), the Brazil business unit saw growth of 100 million euros (+5.3%) and the organic change in consolidated revenues was up by 1.5% (+144 million euros).

In detail:

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED REVENUES	9,441

Adoption new accounting principles effect	71

COMPARABLE REVENUES – on the same accounting basis	9,512	9,772	(260)	(2.7)

Foreign currency financial statements translation effect		(404)	404

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	9,512	9,368	144	1.5

There were no changes in the scope of consolidation(2).

The breakdown by operating segment for first half 2018 revenues, stated on the same accounting basis and compared to the first half of 2017, is shown below.

	1st Half 2018 comparable		1st Half 2017		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic	7,518	79.0	7,494	76.7	24	0.3	0.6

Core Domestic	7,038	74.0	6,965	71.3	73	1.0	1.0

International Wholesale	609	6.4	646	6.6	(37)	(5.7)	(3.0)

Brazil	2,007	21.1	2,293	23.5	(286)	(12.5)	5.3

Other Operations	—	—	—	—	—

Adjustments and eliminations	(13)	(0.1)	(15)	(0.2)	2

Consolidated Total	9,512	100.0	9,772	100.0	(260)	(2.7)	1.5

EBITDA

EBITDA for the first half of 2018 amounted to 3,763 million euros. Comparable EBITDA for the first half of 2018 totaled 3,918 million euros (4,114 million euros in the first half of 2017), down by 196 million euros (-4.8%), with an EBITDA margin of 41.2% (42.1% in the first half of 2017; -0.9 percentage points).

Organic EBITDA fell by 63 million euros (-1.6%) compared to the first half of 2017; the organic EBITDA margin was down by 1.3 percentage points, from 42.5% in the first half of 2017 to 41.2% in the first half of 2018.

Organic EBITDA, net of the non-recurring component and other “one-off” items, totaled 4,039 million euros, showing positive growth of 2 million euros on the corresponding period of 2017.

The TIM Group recorded a total of 121 million euros of non-recurring operating expenses in the first half of 2018 (56 million euros in the first half of 2017, at constant exchange rates and including certain “one-off” items).

•

The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.21058 for the US dollar in the first half of 2018 and 1.08279 in the first half of 2017. For the Brazilian real, the average exchange rates used were 4.14011 in the first half of 2018 and 3.44195 in the first half of 2017. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

•

The change in the scope of consolidation is calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report	Consolidated operating performance	10
at June 30, 2018

Specifically, non-recurring operating expenses in the first half of 2018 mainly included 74.3 million euros of provisions to cover the fine levied on May 8, 2018 for alleged infringement of Article 2 of Italian Decree Law 21 of 3/15/2012 (the “Golden Power” rule). As reported in the Note “Contingent Liabilities” to the Half Year Condensed Consolidated Financial Statements at June 30, 2018, the Company has appealed the decision levying the fine with the Lazio Regional Administrative Court, requesting the provisional stay of the order. In July 2018, the Regional Administrative Court upheld the request, ordering the provisional stay of the fine and setting the relative hearing date.

For comparative purposes only and to provide a better understanding of business performance in the reporting period, organic growth figures have been stated for EBITDA and EBIT, calculated excluding non-recurring transactions and “one-off” items which, by their nature, are not linear or recurring, in the reporting period or the comparative period. This information should not be considered as given in lieu of the economic-financial information of which a reclassification is supplied, is not subject to auditing and is produced for explanatory purposes only. Such above-mentioned items exclusively pertain to the Domestic market.

In particular, EBITDA of the first half of 2017 included 39 million euros relating to the differential impact of the revised estimated settlement value of certain contract liabilities towards customers and suppliers, as already reported in the 2017 Financial Statements.

Organic EBITDA is calculated as follows:

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBITDA	3,763

Adoption new accounting principles effect	155

COMPARABLE EBITDA – on the same accounting basis	3,918	4,114	(196)	(4.8)

Foreign currency financial statements translation effect		(133)	133

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	3,918	3,981	(63)	(1.6)

of which non-recurring income/(expenses)	(121)	(95)	(26)

of which other “one-off” items		39	(39)

Foreign currency non-recurring income/(expenses) translation effect		—	—

ORGANIC EBITDA excluding non-recurring component and other “one-off” items	4,039	4,037	2	—

Exchange rate fluctuations related almost entirely to the Brazil Business Unit.

The breakdown by operating segment of comparable EBITDA for the first half of 2018, on the same accounting basis and compared to the first half of 2017, is shown below, together with the EBITDA margin.

	1st Half 2018		1st Half 2017		Change
	Comparable
(millions of euros)		% of total		% of total	amount	%		% organic
Domestic	3,200	81.7	3,361	81.7	(161)	(4.8)		(4.6)

EBITDA Margin	42.6		44.8			(2.2	)pp	(2.3	)pp

Brazil	727	18.6	762	18.5	(35)	(4.6)		14.6

EBITDA Margin	36.2		33.2			3.0 pp		3.0 pp

Other Operations	(9)	(0.3)	(9)	(0.2)	—

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	3,918	100.0	4,114	100.0	(196)	(4.8)		(1.6)

EBITDA Margin	41.2		42.1			(0.9	)pp	(1.3	)pp

Interim Management Report	Consolidated operating performance	11
at June 30, 2018

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (3,980 million euros; 3,922 million euros on comparable basis; 4,136 million euros in the first half of 2017):

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Acquisition of goods	899	910	(11)

Revenues due to other TLC operators and interconnection costs	941	991	(50)

Commercial and advertising costs	666	700	(34)

Power, maintenance and outsourced services	585	617	(32)

Rent and leases	347	380	(33)

Other service expenses	484	538	(54)

Total acquisition of goods and services	3,922	4,136	(214)

% of Revenues	41.2	42.3	(1.1	)pp

The drop essentially referred to the Brazil Business Unit for a total of -213 million euros and was mainly driven by the exchange rate effect. Excluding that effect, the item would have shown a drop of approximately 16 million euros.

•	Employee benefits expenses (1,526 million euros; 1,509 million euros on comparable basis; 1,530 million euros in the first half of 2017):

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Employee benefits expenses - Italy	1,343	1,339	4

Ordinary employee expenses and costs	1,335	1,329	6

Restructuring and other expenses	8	10	(2)

Employee benefits expenses – Outside Italy	166	191	(25)

Ordinary employee expenses and costs	166	191	(25)

Total employee benefits expenses	1,509	1,530	(21)

% of Revenues	15.9	15.7	0.2 pp

The decrease, totaling 21 million euros, was driven by:

•	the decrease of 25 million euros in the component outside Italy of employee benefits expenses, mainly due to the impact of changes in exchange rates;

•

the higher Italian component of ordinary employee expenses, which rose by 4 million euros, mainly due to the termination, at the start of 2018, of the “defensive solidarity” agreements applied by TIM S.p.A., which was in part offset by the benefits delivered by the downsizing of the average salaried workforce, which fell by 1,369 employees, excluding solidarity arrangements. The solidarity agreement was renewed in June 2018.

Interim Management Report	Consolidated operating performance	12
at June 30, 2018

•	Other operating income (144 million euros; 144 million euros on a comparable basis; 217 million euros in the first half of 2017):

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Late payment fees charged for telephone services	29	31	(2)

Recovery of employee benefit expenses, purchases and services rendered	11	11	—

Capital and operating grants	22	23	(1)

Damages, penalties and recoveries connected with litigation	20	23	(3)

Partnership and other agreements with suppliers	11	69	(58)

Release of liabilities and other arrangements	23	43	(20)

Other	28	17	11

Total	144	217	(73)

Other operating income consisted of the contribution fees resulting from partnership and other agreements with leading counterparties, designed to develop the collaboration between the parties, in order to strengthen and stabilize commercial and industrial relations over time, contributing to TIM’s marketing plan for the development and use of advanced services. The item also included the impacts resulting from the revisions of estimates of liabilities with customers and suppliers.

•	Other operating expenses (661 million euros; 652 million euros on comparable basis; 576 million euros in the first half of 2017):

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Write-downs and expenses in connection with credit management	243	177	66

Provision charges	123	109	14

TLC operating fees and charges	146	182	(36)

Indirect duties and taxes	68	58	10

Penalties, settlement compensation and administrative fines	31	15	16

Association dues and fees, donations, scholarships and traineeships	6	8	(2)

Sundry expenses	35	27	8

Total	652	576	76

Other operating expenses included a non-recurring component of 107 million euros (83 million euros in the first half of 2017), relating entirely to the Domestic Business Unit and consisting chiefly of the fine levied on May 8, 2018 in application of the so-called “Golden Power” rule (Italian Decree Law 21 of 3/15/2012).

The Brazil Business Unit reported a decrease of 19 million euros, including a negative exchange rate effect of 44 million euros, without which the item would have shown positive growth of around 25 million euros.

Depreciation and amortization

Depreciation and amortization amounted to 2,122 million euros.

On the same accounting basis, depreciation and amortization amounted to 2,193 million euros, breaking down as follows:

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Amortization of intangible assets with a finite useful life	871	907	(36)

Depreciation of property, plant and equipment – owned and leased	1,322	1,342	(20)

Total	2,193	2,249	(56)

Interim Management Report	Consolidated operating performance	13
at June 30, 2018

Net impairment losses on non-current assets

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually when preparing the company’s separate and consolidated financial statements. Furthermore, if when preparing the half-year financial statements, specific events or circumstances occur (“trigger events”) that could lead to a presumption that goodwill has suffered a reduction in value, impairment testing is also carried out when preparing said interim report.

As at June 30, 2018, with reference to the Core Domestic Cash Generating Unit, internal and external events and circumstances had occurred that led the company to carry out a number of analyses and inquiries to find out whether the conditions had been met to have to carry out impairment testing on the CGU in relation to the Domestic market.

The external events and circumstances can be traced back to the tensions and volatility of the financial markets in recent months in Italy and Europe, and to TIM‘s stock market capitalization continuing to be lower than consolidated equity. The internal events and circumstances are due to the fact that the results for the first half of 2018 of the Core Domestic Cash Generating Unit are showing some signs of slowdown, in particular in the consumer sector. The differences between the forecast and final figures are due to various factors, mainly including: (i) commercial competition and the change in the billing cycle (from four-weekly to monthly), (ii) delays, albeit modest, in the implementation of the employee solidarity institute, as well as in the development of other efficiency improvement projects, and finally (iii) a number of decisions taken by the industry regulators (for example on modem liberalization), impacting the forecast P&L of the Core Domestic CGU.

These differences are the object of a series of analyses and investigations, aimed at defining their nature and causes so as to implement recovery plans, some of which have already been defined or are being defined.

As known, the TIM Group industrial plan – and with it the DigiTIM project – marks a major break with the past, by leveraging digital innovation as the key element to emerge forcefully in the Gigabit Society. A new Company Function called the Transformation Office has been created in response to this break with the past, to coordinate a series of inter-functional projects under the aegis of the DigiTim plan. To deliver this change requires a period of time for the new initiatives to take root and – especially in the initial phase of putting the new strategic approach into practice – also requires continual adaptation of the actions geared towards delivering medium/long-term objectives. The idea is that the recovery plans defined and currently being drawn up are integrated into the normal managerial process that follows analysis of deviations between forecasts and actual results.

In view of the above, the company decided it was necessary to carry out the impairment test on the goodwill allocated to the Core Domestic CGU also when drafting the 2018 half-year financial statements. It did so in part by preparing sensitivity analyses that – based on the assessments made in the 2017 Financial Statements – made it possible to verify whether, through a range of oscillations of EBITDA considered reasonable and reflecting risks not covered by the Industrial Plan, the positive difference at the end of 2017 between recoverable amount and carrying amount (4.5 billion euros for the Core Domestic CGU) had been eliminated and whether there was therefore a need to impair goodwill.

The sensitivity analyses point to reductions – even significant reductions – in the difference between the recoverable value and the carrying amount of the Core Domestic CGU; these reductions could be more significant if interest rates that point to a long-term continuation of the highly volatile context seen in the last few months are taken into account.

Therefore, in view of the analyses carried out, although it was not necessary to impair the goodwill attributed to the Core Domestic CGU, the contraction in the available “headroom” (difference between recoverable amount and carrying amount) led – considering also the changes in interest rates – to the need for continuous monitoring of the evolution of business performance, also in order to update the guidelines of the Industrial Plan, scheduled for the end of the current year.

As regards the Brazil and International Wholesale CGUs, no information has come to light that could lead to a belief that the value of goodwill allocated to these CGUs has fallen, and therefore the impairment test was not repeated.

EBIT

EBIT amounted to 1,644 million euros. Comparable EBIT for the first half of 2018 totaled 1,728 million euros (1,871 million euros in the first half of 2017), down by 143 million euros (-7.6%) compared to the first half of 2017, with an EBIT margin of 18.2% (19.1% in the first half of 2017, -0.9 percentage points).

Organic EBIT showed negative growth of 109 million euros (-5.9%), with an organic EBIT margin of 18.2% (19.6% in the first half of 2017).

EBIT for the first half of 2018 reflected the negative impact of non-recurring expenses totaling 121 million euros (56 million euros in the first half of 2017, at constant exchange rates and including the reported “one-off” items affecting EBITDA). Without those expenses, the organic change in EBIT would have been a negative 44 million euros (-2.3%), with an EBIT margin of 19.4%.

Organic EBIT is calculated as follows:

			Change
(millions of euros)	1st Half 2018	1st Half 2017	amount	%
REPORTED EBIT	1,644

Adoption new accounting principles effect	84

COMPARABLE EBIT – on the same accounting basis	1,728	1,871	(143)	(7.6)

Foreign currency financial statements translation effect		(34)	34

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,728	1,837	(109)	(5.9)

of which non-recurring income/(expenses)	(121)	(96)	(25)

of which other “one-off” items		39	(39)

Foreign currency non-recurring income/(expenses) translation effect		1	(1)

ORGANIC EBIT excluding non-recurring component and other “one-off” items	1,849	1,893	(44)	(2.3)

Interim Management Report	Consolidated operating performance	14
at June 30, 2018

Exchange rate fluctuations mainly related to the Brazil Business Unit.

Finance income (expenses), net

Finance income (expenses) showed a net expense of 718 million euros (expense of 740 million euros in the first half of 2017). the change was mainly driven by lower finance expenses, connected to the reduction in the Group’s debt exposure and a drop in interest rates.

Income tax expense

The item amounted to 305 million euros, down by 152 million euros on the first half of 2017 (457 million euros). In the first half of 2017, the figure included 93 million euros of provisions for tax litigation.

PROFIT (LOSS) FOR THE PERIOD

This item breaks down as follows:

(millions of euros)	1st Half 2018	1st Half 2018 comparable	1st Half 2017
Profit (loss) for the period	629	693	654

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	554	618	596

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the period attributable to owners of the Parent	554	618	596

Non-controlling interests:
Profit (loss) from continuing operations	75	75	58

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the period attributable to non-controlling interests	75	75	58

Profit for the first half of 2018 attributable to Owners of the Parent totaled 554 million euros (596 million euros in the first half of 2017). The figure was pulled down by non-recurring net expenses totaling 118 million euros and by the impact of the adoption of IFRS 9 and IFRS 15, amounting to -64 million euros. On a comparable basis, profit attributable to Owners of the Parent in the first half of 2018 would have shown next to no change year-on-year.

Interim Management Report	Consolidated operating performance	15
at June 30, 2018

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

	1st Half	1st Half 2018	1st Half	Change (a-b)
	2018	comparable (a)	2017 (b)	amount	%		% organic
Revenues	7,454	7,518	7,494	24	0.3		0.6

EBITDA	3,068	3,200	3,361	(161)	(4.8)		(4.6)

EBITDA Margin	41.2	42.6	44.8		(2.2	)pp	(2.3	)pp

EBIT	1,402	1,484	1,685	(201)	(11.9)		(11.8)

EBIT Margin	18.8	19.7	22.5		(2.8	)pp	(2.8	)pp

Headcount at period end (number)	49,658		(1) 49,851	(193)	(0.4)

•	Headcount at December 31, 2017

Fixed

	6/30/2018	12/31/2017	6/30/2017
Physical accesses at period end (thousands) (1)	18,722	18,995	19,066

of which retail physical accesses at period end (thousands)	10,644	11,044	11,185

Broadband accesses at period end (thousands) (2)	10,702	10,154	9,687

of which Retail broadband accesses at period end (thousands)	7,650	7,641	7,419

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.6	114.6	114.4

access and carrier network in optical fiber (millions of km – fiber)	15.0	14.3	13.4

Total traffic:
Minutes of traffic on fixed-line network (billions):	30.4	64.0	32.6

Domestic traffic	24.4	50.7	26.3

International traffic	6.0	13.3	6.3

Broadband volumes (PBytes) (3)	4,682	7,848	3,642

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and FWA.
(3)	DownStream and UpStream traffic volumes.

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	16
at June 30, 2018	Domestic Business Unit

Mobile

	6/30/2018	12/31/2017	6/30/2017
Lines at period end (thousands) (1)	31,629	30,755	29,952

Change in lines (%)	2.8	3.8	1.1

Churn rate (%) (2)	12.5	26.2	12.8

Total traffic:
Outgoing retail traffic (billions of minutes)	28.5	51.4	24.4

Incoming and outgoing retail traffic (billions of minutes)	42.8	78.1	37.5

Browsing traffic (PBytes) (3)	293.6	417.5	175.3

Average monthly revenues per line (in euros) – ARPU (4)	11.9	12.5	12.2

•	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.

•	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

•	National traffic excluding roaming.

•	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

Revenues for the first half of 2018 amounted to 7,454 million euros. On the same accounting basis, comparable revenues for the first half of 2018 amounted to 7,518 million euros, showing an increase of 24 million euros (+0.3%) on the first half of 2017. Revenues from services totaled 6,879 million euros, showing growth on the first half of 2017 (+0.8% on organic basis). Growth was driven by the constant development of both the Mobile and Fixed Broadband customer bases and by the resilience of Human Mobile and Fixed-line ARPU levels, thanks to the growing penetration of Ultra-Broadband connectivity services (Fiber and LTE) and digital and ICT services.

In detail:

•

revenues from services for the Fixed-line market totaled 4,904 million euros (-0.6% compared to the first half of 2017). The decline in revenues from traditional voice services (-142 million euros), due to falling traditional accesses and the cut in regulated prices for certain wholesale services (-37 million euros), was more than offset by higher retail ARPU, higher revenues from ICT solutions (+39 million euros, +12.4%) and, above all, by higher revenues from innovative data connectivity services (+133 million euros, +12.9%), driven by growth in the Ultra-Broadband customer base (+1.2 million on the first half of 2017), which reached a total of 2.7 million customers (4.3 million including wholesale lines);

•

revenues from services for the Mobile market came to 2,265 million euros, an increase of 38 million euros compared to the first half of 2017 (+1.7%). This trend was driven by the strong performance in the retail market, set against the challenges posed by the regulatory and competitive scenario.

Revenues from product sales, including the change in work in progress, amounted to 639 million euros in the first half of 2018 (+13 million euros year-on-year).

EBITDA

EBITDA for the Domestic Business Unit in the first half of 2018 amounted to 3,068 million euros.

Comparable EBITDA for the Domestic Business Unit totaled 3,200 million euros for the first half of 2018, down by 161 million euros compared to the first half of 2017 (-4.8%), with an EBITDA margin of 42.6% (-2.2 percentage points year-on-year).

Organic EBITDA fell by 156 million euros (-4.6%) compared to the first half of 2017; the organic EBITDA margin was down by 2.3 percentage points, from 44.9% in the first half of 2017 to 42.6% in the first half of 2018.

Organic EBITDA, net of the non-recurring component, totaled 3,321 million euros, showing negative growth of 3.8% on the corresponding period of 2017.

In the first half of 2018, the Domestic Business Unit posted non-recurring operating expenses totaling 121 million euros (56 million euros in the first half of 2017, at constant exchange rates and including certain “one-off” items), mainly in relation to provisions to cover a fine of 74.3 million euros for alleged infringement of Article 2 of Italian Decree Law 21 of March 15, 2012 (the “Golden Power” rule).

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at June 30, 2018	Domestic Business Unit

Organic EBITDA is calculated as follows:

			Change
(millions of euros)	1st Half 2018	1st Half 2017	amount	%
REPORTED EBITDA	3,068

Adoption new accounting principles effect	132

COMPARABLE EBITDA – on the same accounting basis	3,200	3,361	(161)	(4.8)

Foreign currency financial statements translation effect	—	(5)	5

Changes in the scope of consolidation	—	—	—

ORGANIC EBITDA	3,200	3,356	(156)	(4.6)

of which non-recurring income/(expenses)	(121)	(95)	(26)

of which other “one-off” items	—	39	(39)

ORGANIC EBITDA – excluding non-recurring component and other “one-off” items	3,321	3,412	(91)	(2.7)

The changes in the main cost items, on the same accounting basis, are shown below.

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Acquisition of goods and services	2,973	2,976	(3)

Employee benefits expenses	1,351	1,348	3

Other operating expenses	406	311	95

In particular:

•	Acquisition of goods and services (3,016 million euros; 2,973 million euros on comparable basis; 2,976 million euros in the first half of 2017):

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Acquisition of goods	787	775	12

Revenues due to other TLC operators and interconnection costs	743	743	—

Commercial and advertising costs	392	360	32

Power, maintenance and outsourced services	466	472	(6)

Rent and leases	205	211	(6)

Other service expenses	380	415	(35)

Total acquisition of goods and services	2,973	2,976	(3)

% of Revenues	39.5	39.7	(0.2)

•

Employee benefits expenses (1,368 million euros; 1,351 million euros on comparable basis; 1,348 million euros in the first half of 2017) rose by 3 million euros, driven chiefly by the same factors affecting employee benefits expenses at Group level, to which readers are referred.

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at June 30, 2018	Domestic Business Unit

•	Other operating expenses (414 million euros; 406 million euros on comparable basis; 311 million euros in the first half of 2017):

(millions of euros)	1st Half 2018 comparable	1st Half 2017	Change
Write-downs and expenses in connection with credit management	184	134	50

Provision charges	95	66	29

TLC operating fees and charges	24	26	(2)

Indirect duties and taxes	46	47	(1)

Penalties, settlement compensation and administrative fines	31	15	16

Association dues and fees, donations, scholarships and traineeships	5	7	(2)

Sundry expenses	21	16	5

Total	406	311	95

Other operating expenses included 107 million euros in non-recurring expenses (83 million euros in the first half of 2017), mainly connected with the fine levied under the “Golden Power” rule, as explained in the Group report.

EBIT

EBIT for the Domestic Business Unit in the first half of 2018 amounted to 1,402 million euros.

Comparable EBIT for the first half of 2018 totaled 1,484 million euros (1,685 million euros in the first half of 2017), down by 201 million euros (-11.9%), with an EBIT margin of 19.7% (22.5% in the first half of 2017).

Organic EBIT showed negative growth of 199 million euros (-11.8%), with an organic EBIT margin of 19.7% (22.5% in the first half of 2017).

Organic EBIT, net of the non-recurring component, totaled 1,605 million euros, showing negative growth of 9.7% on the corresponding period of 2017.

EBIT for the first half of 2018 reflected the negative impact of non-recurring expenses totaling 121 million euros (56 million euros in the first half of 2017, at constant exchange rates and including the reported “one-off” items affecting EBITDA). Without those expenses, the organic change in EBIT would have been a negative 134 million euros (-7.7%), with an EBIT margin of 21.3%.

Organic EBIT is calculated as follows:

			Change
(millions of euros)	1st Half 2018	1st Half 2017	amount	%
REPORTED EBIT	1,402

Adoption new accounting principles effect	82

COMPARABLE EBIT – on the same accounting basis	1,484	1,685	(201)	(11.9)

Foreign currency financial statements translation effect		(2)	2

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,484	1,683	(199)	(11.8)

of which non-recurring income/(expenses)	(121)	(95)	(26)

of which other “one-off” items	—	39	(39)

ORGANIC EBIT excluding non-recurring component and Other “one-off” transactions	1,605	1,739	(134)	(7.7)

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	19
at June 30, 2018	Domestic Business Unit

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU), as defined by IAS 36:

•

Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

(1)

Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G Retail, Persidera and Noverca.

(2)

Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets. The segment includes the companies Olivetti, Telsy, TI Trust Technologies and Olivetti Scuola Digitale (formerly Alfabook).

(3)

Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed-line and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services. The segment includes the companies TN Fiber, Flash Fiber, TIM San Marino and Telefonia Mobile Sammarinese.

(4)	Other (INWIT S.p.A. and support structures): includes:

•

INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•

Other Operations units: covering technological innovation and development, engineering, construction and operating processes for network infrastructures, IT, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•

International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	20
at June 30, 2018	Domestic Business Unit

Key results for the first half of 2018 for the Domestic Business Unit are presented in the following tables by market/business segment, and compared on the same accounting basis to the first half of 2017.

Core Domestic

	1st Half 2018		Change
(millions of euros)	comparable	1st Half 2017	amount	%
Revenues	7,038	6,965	73	1.0

Consumer	3,753	3,767	(14)	(0.4)

Business	2,333	2,280	53	2.3

Wholesale	860	834	26	3.2

Other	92	84	8	9.5

EBITDA	3,163	3,278	(115)	(3.5)

EBITDA Margin	44.9	47.1		(2.2	)pp

EBIT	1,501	1,657	(156)	(9.4)

EBIT Margin	21.3	23.8		(2.5	)pp

Headcount at period end (number)	48,902	(1) 49,095	(193)	(0.4)

(1)	Headcount at December 31, 2017

In detail:

•

Consumer: revenues for the Consumer segment for the first half of 2018 amounted to 3,753 million euros, essentially stable compared to the first half of the previous year (-14.3 million euros; -0.4%) despite showing signs of a slowdown, which were more marked in the second quarter of 2018, compared to the growth trend seen in 2017.

The same dynamic seen in total revenues also applied to revenues from services, which were 3,373 million euros, down 0.2% compared to the first half of 2017 (-8 million euros).

In particular:

(5)

Mobile segment revenues amounted to 1,891 million euros (+2,4% year-on-year); revenues from services posted an increase of 14 million euros (+0.9% on the first half of 2017), with a slight slowdown in the second quarter compared to the previous year;

(6)

Fixed-line revenues amounted to 1,843 million euros, down on the first half of the previous year (-3.1% on total fixed-line revenues, -1.3% on revenues from services), mainly driven by the trend in accesses, partially offset an increase in ARPU levels.

•	Business: revenues for the Business segment amounted to 2,333 million euros, up 53 million euros on the first half of 2017 (+2.3%, +3.1% on revenues from services). In particular:

(7)

Mobile segment revenues showed positive performance on the first half of 2017 (+7,3%), driven by the constant improvement in revenues from services (+5,8%) and, in particular, growth in new digital services (+11,7% on the first half of 2017);

(8)

Fixed-line revenues rose by 13 million euros (+0.7% on the first half of 2017), driven by revenues from services (+2.1%), where lower prices and revenues for traditional services (connected with the technological shift towards VoIP systems) were more than offset by steady growth in revenues from ICT services (+12.1%).

•

Wholesale: Wholesale segment revenues in the first half of 2018 came to 860 million euros, up by 26 million euros compared to the first half of 2017 (+3.2%). Cuts to regulated prices, which lowered revenues by -37 million euros, were mainly offset by growth in access, driven by the UBB segment.

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	21
at June 30, 2018	Domestic Business Unit

International Wholesale – Telecom Italia Sparkle group

			Change
(millions of euros)	1st Half 2018 comparable	1st Half 2017	amount	%		% organic
Revenues	609	646	(37)	(5.7)		(3.0)

of which third party	516	549	(33)	(6.0)		(2.8)

EBITDA	53	89	(36)	(40.4)		(36.9)

EBITDA Margin	8.7	13.8		(5.1	)pp	(4.7	)pp

EBIT	(4)	29	(33)

EBIT Margin	(0.7)	4.5		(5.2	)pp	(5.0	)pp

Headcount at period end (number)	756	(1) 756	—	—

(1)	Headcount at December 31, 2017

Revenues for the Telecom Italia Sparkle group – International Wholesale in the first half of 2018 totaled 609 million euros, showing a drop of 37 million euros on the first half 2017 figure (-5.7%). Negative growth was mainly driven by the termination of long-term contracts for the Mediterranean Basin area and the depreciation of the US dollar against the euro, which significantly affected IP/Data and Voice revenues.

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	22
at June 30, 2018	Domestic Business Unit

BRAZIL

	(millions of euros)			(millions of reais)
	1st Half 2018	1st Half 2018 comparable	1st Half 2017	1st Half 2018	1st Half 2018 comparable	1st Half 2017	Change
							amount	%
		(a)	(b)		(c)	(d)	(c-d)	(c-d)/d
Revenues	2,001	2,007	2,293	8,282	8,310	7,894	416	5.3

EBITDA	704	727	762	2,915	3,008	2,624	384	14.6

EBITDA Margin	35.2	36.2	33.2	35.2	36.2	33.2		3.0	pp

EBIT	252	254	194	1,042	1,050	669	381	57.0

EBIT Margin	12.6	12.6	8.5	12.6	12.6	8.5		4.1	pp
Headcount at period end (number)				9,611		(1) 9,508	103	1.1

(1)	Headcount at December 31, 2017

The average exchange rates used for the translation into euro (expressed in terms of units of Real per 1 euro) were 4.14011 for in the first half of 2018 and 3.44195 in the first half of 2017.

	1st Half 2018	1st Half 2017
Lines at period end (thousands) (*)	56,554	(1) 58,634

MOU (minutes/month) (**)	118.8	106.7

ARPU (reais)	21.8	19.2

•	Amount at December 31, 2017

(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for the first half of 2018 amounted to 8,282 million reais. Comparable revenues for the first half of 2018 amounted to 8,310 million reais, up by 416 million reais (+5.3%) year-on-year. Revenues from services on the same accounting basis totaled 7,947 million reais, an increase of 453 million reais compared to 7,494 million reais for the first half of 2017 (+6.0%).

On the same accounting basis, Mobile Average Revenue Per User (ARPU) for the first half of 2018 rose to 21.8 reais, up by +13.5% on the figure for the first half of 2017 (19.2 reais), due to a general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

The total number of lines at June 30, 2018 was 56.6 million, showing a drop of 2.0 million compared to December 31, 2017 (58.6 million). The decline was entirely attributable to the prepaid segment (-3.3 million) and was only partially offset by growth in the postpaid segment (+1.3 million), also as a result of the consolidation underway in the market for second SIM cards. Postpaid customers represented 33.7% of the customer base at June 30, 2018, up by 3.3 percentage points on December 2017 (30.4%).

On the same accounting basis, revenues from product sales came to 363 million reais (400 million reais in the first half of 2017; -9.3%). The decline reflected a change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to broadband services on 3G/4G networks and to support new loyalty offerings for higher-value postpaid customers.

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	23
at June 30, 2018	Brazil Business Unit

EBITDA

EBITDA for the first half of 2018 amounted to 2,915 million reais.

Comparable EBITDA for the first half of 2018 amounted to 3,008 million reais, showing growth of 384 million reais (+14.6%) year-on-year. Growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure.

The EBITDA margin on the same accounting basis stood at 36.2%, 3.0 percentage points higher than in the first half of 2017.

The changes in the main cost items are shown below:

	(millions of euros)		(millions of reais)
	1st Half 2018 comparable	1st Half 2017	1st Half 2018 comparable	1st Half 2017	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	956	1,169	3,960	4,025	(65)

Employee benefits expenses	154	178	636	613	23

Other operating expenses	242	262	1,004	901	103

Change in inventories	(12)	(5)	(49)	(18)	(31)

EBIT

EBIT for the first half of 2018 amounted to 1,042 million reais. Comparable EBIT for the first half of 2018 amounted to 1,050 million reais, up by 381 million reais (+57.0%) on the same period of the previous year (669 million reais). Growth was mainly driven by higher EBITDA (+384 million reais) and slightly higher depreciation and amortization (3 million reais).

Interim Management Report	Financial and Operating Highlights of the Business Units of the TIM Group	24
at June 30, 2018	Brazil Business Unit

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•

Goodwill: decreased by 115 million euros, from 29,462 million euros at the end of 2017 to 29,347 million euros at June 30, 2018 due to the deterioration of the Brazilian real (1). Further details are provided in the Note “Goodwill” to the Half-year Condensed Consolidated Financial Statements at June 30, 2018 of the TIM Group.

•	Other intangible assets were down by 749 million euros, from 7,192 million euros at the end of 2017 to 6,443 million euros at June 30, 2018, representing the balance of the following items:

•	capex (+436 million euros);

•	amortization charge for the period (-800 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 385 million euros).

•	Tangible assets were down by 616 million euros, from 16,547 million euros at the end of 2017 to 15,931 million euros at June 30, 2018, representing the balance of the following items:

•	capex (+1,161 million euros);

•	changes in finance leasing contracts (+44 million euros);

•	amortization charge for the period (-1,322 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 499 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 23,396 million euros (23,783 million euros at December 31, 2017), of which 21,340 million euros attributable to Owners of the Parent (21,557 million euros at December 31, 2017) and 2,056 million euros attributable to non-controlling interests (2,226 million euros at December 31, 2017).

In greater detail, the changes in equity were the following:

(millions of euros)	6/30/2018	12/31/2017
At the beginning of the period	23,783	23,553

Effect of the adoption of IFRS 15 and IFRS 9	(88)	—

At the beginning of the period, restated	23,695	23,553

Total comprehensive income (loss) for the period	(79)	457

Dividends approved by:	(233)	(230)

TIM S.p.A.	(166)	(166)

Other Group companies	(67)	(64)

Issue of equity instruments	—	(6)

Other changes	13	9

At the end of the period	23,396	23,783

•

The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 4.49509 at June 30, 2018 and 3.96728 at December 31, 2017.

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	25
at June 30, 2018

CASH FLOWS

Adjusted net financial debt stood at 25,141 million euros, down by 167 million euros compared to December 31, 2017 (25,308 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first half of 2018:

Change in adjusted net financial debt

(millions of euros)	1st Half 2018	1st Half 2017	Change
EBITDA	3,763	4,114	(351)

Capital expenditures on an accrual basis	(1,597)	(2,056)	459

Change in net operating working capital:	(1,325)	(1,130)	(195)

Change in inventories	(31)	(44)	13

Change in trade receivables and net amounts due from customers on construction contracts	(74)	(52)	(22)

Change in trade payables (*)	(1,027)	(692)	(335)

Other changes in operating receivables/payables	(193)	(342)	149

Change in provisions for employee benefits	(23)	(7)	(16)

Change in operating provisions and Other changes	68	37	31

Net operating free cash flow	886	958	(72)

% of Revenues	9.4	9.8	(0.4	)pp

Sale of investments and other disposals flow	14	9	5

Share capital increases/reimbursements, including incidental costs	11	6	5

Financial investments flow	(3)	(1)	(2)

Dividends payment	(222)	(218)	(4)

Increase in finance leasing contracts	(44)	(30)	(14)

Finance expenses, income taxes and other net non-operating requirements flow	(475)	(709)	234

Reduction/(Increase) in adjusted net financial debt from continuing operations	167	15	152

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	—	—

Reduction/(Increase) in adjusted net financial debt	167	15	152

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to that reported earlier with reference to EBITDA, net financial debt during the first half of 2018 has been particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Half 2018		1st Half 2018		1st Half 2017		Change
			comparable
		% of total	(a)	% of total	(b)	% of total	(a-b)
Domestic	1,212	75.9	1,273	76.0	1,626	79.1	(353)

Brazil	385	24.1	402	24.0	430	20.9	(28)

Adjustments and eliminations	—	—	—	—	—	—	—

Consolidated Total	1,597	100.0	1,675	100.0	2,056	100.0	(381)

% of Revenues	16.9		17.6		21.0		(3.4	)pp

With the introduction of IFRS 15, mobile customer acquisition costs, relating to contracts with lock-in clauses, are no longer capitalized and depreciated. Instead they are classified as “contract costs” and deferred, then subsequently recognized in the income statement over the term of the contract. On the same accounting basis, capital expenditures in the first half of 2018 totaled 1,675 million euros, down by 381 million euros on the first half of 2017.

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	26
at June 30, 2018

In particular:

•

the Domestic Business Unit posted 1,273 million euros of capital expenditures, a drop of 353 million euros compared to the first half of 2017, reflecting the continuation of efficiency measures targeted at individual suppliers, implemented with a selective approach, while ensuring the broader reach of ultra-broadband coverage and the continued focus on service quality;

•

the Brazil Business Unit posted capital expenditures in the first half of 2018 of 402 million euros, down by 28 million euros on the corresponding period of 2017. Excluding the impact of changes in exchange rates (-73 million euros), capital expenditure rose by 45 million euros, targeted mainly at the expansion of mobile ultra-broadband infrastructure and the development of the fixed broadband business of TIM Live.

Change in net operating working capital

The change in net operating working capital shows a usage of 1,325 million euros (1,130 million euros in the first half of 2017), mainly driven the net requirement deriving from the reduction in trade payables (-1,027 million euros; -692 million euros in the first half of 2017).

Sale of investments and other disposals flow

In the first half of 2018, the item showed a positive figure of 14 million euros (9 million euros in the first half of 2017) and related mainly to disposals of assets within the normal operating cycle.

Increase in finance leasing contracts

The item totaled 44 million euros in the first half of 2018 (30 million euros in the first half of 2017) and referred mainly to TIM S.p.A.

Further details are provided in the Note “Tangible Assets (owned and under finance leases)” to the Half-year Condensed Consolidated Financial Statements at June 30, 2018 of the TIM Group.

Finance expenses, income taxes and other net non-operating requirements flow

The item shows a net requirement of 475 million euros in total and was mainly driven by the payment, in the first half of 2018, of outflows connected to components of financial income and expense, and the change in non-operating payables and receivables, as well as the lower financial debt payable under the revised estimated life of leases renegotiated under the real estate restructuring and rationalization plan underway (159 million euros).

Sales of receivables to factoring companies

As regards the reduction of adjusted net financial debt by 167 million euros, it is also noted that the sales without recourse of trade receivables to factoring companies completed during the first half of 2018 resulted in a positive effect on adjusted net financial debt at June 30, 2018 of 1,598 million euros (2,000 million euros at December 31, 2017; 969 million euros at June 30, 2017).

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	27
at June 30, 2018

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	6/30/2018 (a)	12/31/2017 (b)	Change (a-b)
Non-current financial liabilities
Bonds	18,457	19,981	(1,524)

Amounts due to banks, other financial payables and liabilities	4,430	5,878	(1,448)

Finance lease liabilities	2,001	2,249	(248)

	24,888	28,108	(3,220)

Current financial liabilities (*)
Bonds	3,344	2,221	1,123

Amounts due to banks, other financial payables and liabilities	2,558	2,354	204

Finance lease liabilities	183	181	2

	6,085	4,756	1,329

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total gross financial debt	30,973	32,864	(1,891)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,405)	(1,768)	363

	(1,405)	(1,768)	363

Current financial assets
Securities other than investments	(1,035)	(993)	(42)

Financial receivables and other current financial assets	(390)	(437)	47

Cash and cash equivalents	(2,102)	(3,575)	1,473

	(3,527)	(5,005)	1,478

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(4,932)	(6,773)	1,841

Net financial debt carrying amount	26,041	26,091	(50)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(900)	(783)	(117)

Adjusted net financial debt	25,141	25,308	(167)

Breakdown as follows:
Total adjusted gross financial debt	29,395	31,149	(1,754)

Total adjusted financial assets	(4,254)	(5,841)	1,587

(*) of which current portion of medium/long-term debt:

Bonds	3,344	2,221	1,123

Amounts due to banks, other financial payables and liabilities	1,852	1,371	481

Finance lease liabilities	183	181	2

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	28
at June 30, 2018

To provide a better representation of the true performance of Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”), the TIM Group reports a measure called “Adjusted net financial debt”, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects of IFRS 13 – Fair Value Measurement) from the measurement of derivatives and related financial assets/liabilities.

Gross financial debt

Bonds

Bonds at June 30, 2018 were recorded for a total of 21,801 million euros (22,202 million euros at December 31, 2017). Repayments totaled a nominal 21,521 million euros (21,775 million euros at December 31, 2017).

Changes in bonds over the first half of 2018 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% maturing 1/28/2026	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia Capital S.A. 677 million USD 6.999% (2)	USD	677	6/4/2018

•	Net of buybacks by the Company of 157 million euros during 2015.

•	Net of the securities bought back by TIM S.p.A. on July 20, 2015 (323 million US dollars).

With reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at June 30, 2018 was 205 million euros, up by 1 million euros compared to December 31, 2017 (204 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2018:

(billions of euros)	6/30/2018		12/31/2017
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	—	—	4.0	—

Revolving Credit Facility – expiring March 2020	—	—	3.0	—

Revolving Credit Facility – expiring January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

At June 30, 2018, TIM held, but had not drawn on, a syndicated 5 billion-euro revolving credit facility expiring January 16, 2023.

TIM also holds:

•	a bilateral Term Loan from UBI Banca, maturing June 2020, for 50 million euros, drawn down for the full amount;

•	a bilateral Term Loan from ICBC, maturing June 2021, for 160 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Banca Monte dei Paschi di Siena, maturing June 2021, for 200 million euros, drawn down for the full amount;

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	29
at June 30, 2018

•	an overdraft facility with Banca Popolare dell’Emilia Romagna, maturing July 2018, for 150 million euros, drawn down for the full amount;

•	an overdraft facility with Intesa Sanpaolo, maturing December 2018, for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.87 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, stood at approximately 4.5%.

For details on the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Note “Financial liabilities (non-current and current)” to the Half-year Condensed Consolidated Financial Statements at June 30, 2018 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 8,137 million euros, equal to the sum of:

•	“Cash and cash equivalents” and “Current securities other than investments” for a total of 3,137 million euros (4,568 million euros at December 31, 2017);

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities falling due over the next 24–36 months.

In particular:

Cash and cash equivalents amounted to 2,102 million euros (3,575 million euros at December 31, 2017). The different technical forms of investing available cash can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•

Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,035 million euros (993 million euros at December 31, 2017). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They included a total of 456 million euros of Italian and European treasury bonds purchased by TIM S.p.A. (252 million euros), Telecom Italia Finance S.A. (194 million euros) and Inwit S.p.A. (10 million euros), as well as 350 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash, and 229 million euros of investments in monetary funds by the Brazil Business Unit. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

In the second quarter of 2018, adjusted net financial debt fell by 396 million euros on the March 31, 2018 figure (25,537 million euros). The drop was driven by the generation of positive cash flow, which offset the payment of 222 million euros in dividends.

(millions of euros)	6/30/2018	3/31/2018	Change
	(a)	(b)	(a-b)
Net financial debt carrying amount	26,041	26,494	(453)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(900)	(957)	57

Adjusted net financial debt	25,141	25,537	(396)

Breakdown as follows:
Total adjusted gross financial debt	29,395	29,616	(221)

Total adjusted financial assets	(4,254)	(4,079)	(175)

Interim Management Report	Consolidated Financial Position and Cash Flows Performance	30
at June 30, 2018

CONSOLIDATED DATA – TABLES OF DETAIL

The Half-year Financial Report at June 30, 2018 of the TIM Group has been prepared in compliance with Article 154-ter (Financial Reports) of Italian Legislative Decree no. 58/1998 (Consolidated Law on Finance – TUF) and subsequent amendments and supplements are presented in accordance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”) as well as with the regulations issued to implement Article 9 of Italian Legislative Decree no. 38/2005.

The Half-year Financial Report includes:

•	the Interim Management Report;

•	the Half-Year Condensed Consolidated Financial Statements;

•	the Certification of the Half-Year Condensed Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with amendments and additions.

The Half-year Condensed Consolidated Financial Statements at June 30, 2018 is subject to a limited Audit Review.

The accounting and consolidation policies adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2018 are consistent with those applied in the TIM Group Consolidated Financial Statements at December 31, 2017, to which reference should be made, except for the new standards adopted as of January 1, 2018, the impact of which is illustrated in the Note “Accounting Policies – Adoption of the New IFRS 9 and IFRS 15 Standards”, to which readers are referred for more details.

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for the year 2018” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Half-year financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation in the first half of 2018 or in the corresponding period of 2017.

Interim Management Report	Consolidated Data – Tables of detail	31
at June 30, 2018

Separate Consolidated Income Statements

		1st Half
		2018	1st Half	Change
	1st Half	comparable	2017	(a-b)
(millions of euros)	2018	(a)	(b)	amount	%
Revenues	9,441	9,512	9,772	(260)	(2.7)

Other income	144	144	217	(73)	(33.6)

Total operating revenues and other income	9,585	9,656	9,989	(333)	(3.3)

Acquisition of goods and services	(3,980)	(3,922)	(4,136)	214	5.2

Employee benefits expenses	(1,526)	(1,509)	(1,530)	21	1.4

Other operating expenses	(661)	(652)	(576)	(76)	(13.2)

Change in inventories	35	35	50	(15)	(30.0)

Internally generated assets	310	310	317	(7)	(2.2)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,763	3,918	4,114	(196)	(4.8)

Depreciation and amortization	(2,122)	(2,193)	(2,249)	56	2.5

Gains (losses) on disposals of non-current assets	3	3	6	(3)	(50.0)

Impairment reversals (losses) on non-current assets	—	—	—	—	—

Operating profit (loss) (EBIT)	1,644	1,728	1,871	(143)	(7.6)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(2)	(1)	(1)	—

Other income (expenses) from investments	10	10	(19)	29	—

Finance income	551	545	1,110	(565)	(50.9)

Finance expenses	(1,269)	(1,260)	(1,850)	590	31.9

Profit (loss) before tax from continuing operations	934	1,021	1,111	(90)	(8.1)

Income tax expense	(305)	(328)	(457)	129	28.2

Profit (loss) from continuing operations	629	693	654	39	6.0

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	629	693	654	39	6.0

Attributable to:				—

Owners of the Parent	554	618	596	22	3.7

Non-controlling interests	75	75	58	17	29.3

Interim Management Report	Consolidated Data – Tables of detail	32
at June 30, 2018

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			1st Half 2018	1st Half 2017
Profit (loss) for the period	(a	)	629	654

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(3)	—

Income tax effect			—	—

	(b	)	(3)	—

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			7	33

Income tax effect			(3)	(8)

	(c	)	4	25

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	1	25

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income(*):
Profit (loss) from fair value adjustments			4	34

Loss (profit) transferred to Separate Consolidated Income Statement			14	(37)

Income tax effect			(8)	2

	(f	)	10	(1)

Hedging instruments:
Profit (loss) from fair value adjustments			(65)	(331)

Loss (profit) transferred to Separate Consolidated Income Statement			(77)	497

Income tax effect			33	(43)

	(g	)	(109)	123

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(610)	(551)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	19

Income tax effect			—	—

	(h	)	(610)	(532)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(i	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(709)	(410)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(708)	(385)

Total comprehensive income (loss) for the period	(a+m	)	(79)	269

Attributable to:
Owners of the Parent			31	367

Non-controlling interests			(110)	(98)

(*)	Including, for the first half of 2017, “available-for-sale financial assets”.

Interim Management Report	Consolidated Data – Tables of detail	33
at June 30, 2018

Consolidated Statements of Financial Position

			6/30/2018	12/31/2017	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,347	29,462	(115)

Intangible assets with a finite useful life			6,443	7,192	(749)

			35,790	36,654	(864)

Tangible assets

Property, plant and equipment owned			13,823	14,216	(393)

Assets held under finance leases			2,108	2,331	(223)

			15,931	16,547	(616)

Other non-current assets

Investments in associates and joint ventures accounted for using the equity method			15	17	(2)

Other investments			50	51	(1)

Non-current financial assets			1,405	1,768	(363)

Miscellaneous receivables and other non-current assets			2,179	2,422	(243)

Deferred tax assets			751	993	(242)

			4,400	5,251	(851)

Total Non-current assets	(a	)	56,121	58,452	(2,331)

Current assets
Inventories			321	290	31

Trade and miscellaneous receivables and other current assets			5,060	4,959	101

Current income tax receivables			56	77	(21)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,425	1,430	(5)

Cash and cash equivalents			2,102	3,575	(1,473)

			3,527	5,005	(1,478)

Current assets sub-total			8,964	10,331	(1,367)

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	8,964	10,331	(1,367)

Total Assets	(a+b	)	65,085	68,783	(3,698)

Interim Management Report	Consolidated Data – Tables of detail	34
at June 30, 2018

			6/30/2018	12/31/2017	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			21,340	21,557	(217)

Non-controlling interests			2,056	2,226	(170)

Total Equity	(c	)	23,396	23,783	(387)

Non-current liabilities
Non-current financial liabilities			24,888	28,108	(3,220)

Employee benefits			1,731	1,736	(5)

Deferred tax liabilities			241	265	(24)

Provisions			830	825	5

Miscellaneous payables and other non-current liabilities			1,334	1,678	(344)

Total Non-current liabilities	(d	)	29,024	32,612	(3,588)

Current liabilities
Current financial liabilities			6,085	4,756	1,329

Trade and miscellaneous payables and other current liabilities			6,513	7,520	(1,007)

Current income tax payables			67	112	(45)

Current liabilities sub-total			12,665	12,388	277

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,665	12,388	277

Total Liabilities	(f=d+e	)	41,689	45,000	(3,311)

Total Equity and Liabilities	(c+f	)	65,085	68,783	(3,698)

Interim Management Report	Consolidated Data – Tables of detail	35
at June 30, 2018

Consolidated Statements of Cash Flows

(millions of euros)			1st Half 2018	1st Half 2017
Cash flows from operating activities:
Profit (loss) from continuing operations			629	654

Adjustments for:
Depreciation and amortization			2,122	2,249

Impairment losses (reversals) on non-current assets (including investments)			2	10

Net change in deferred tax assets and liabilities			277	336

Losses (gains) realized on disposals of non-current assets (including investments)			(3)	(6)

Share of profits (losses) of associates and joint ventures accounted for using the equity method			2	1

Change in provisions for employee benefits			(23)	(7)

Change in inventories			(31)	(44)

Change in trade receivables and net amounts due from customers on construction contracts			(74)	(52)

Change in trade payables			(368)	44

Net change in current income tax receivables/payables			(25)	72

Net change in miscellaneous receivables/payables and other assets/liabilities			70	(119)

Cash flows from (used in) operating activities	(a	)	2,578	3,138

Cash flows from investing activities:

Purchase of intangible assets			(436)	(673)

Purchase of tangible assets			(1,205)	(1,413)

Total purchase of intangible and tangible assets on an accrual basis			(1,641)	(2,086)

Change in amounts due for purchases of intangible and tangible assets			(614)	(707)

Total purchase of intangible and tangible assets on a cash basis			(2,255)	(2,793)

Capital grants received			2

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(3)	(1)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			34	695

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			12	9

Cash flows from (used in) investing activities	(b	)	(2,210)	(2,090)

Cash flows from financing activities:
Change in current financial liabilities and other			(209)	(663)

Proceeds from non-current financial liabilities (including current portion)			1,324	1,256

Repayments of non-current financial liabilities (including current portion)			(2,491)	(1,200)

Changes in hedging and non-hedging derivatives			121

Share capital proceeds/reimbursements (including subsidiaries)			11	6

Dividends paid			(222)	(218)

Changes in ownership interests in consolidated subsidiaries			2	—

Cash flows from (used in) financing activities	(c	)	(1,464)	(819)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(1,096)	229

Net cash and cash equivalents at beginning of the period	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(51)	(95)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,099	4,086

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at June 30, 2018

Additional Cash Flow Information

(millions of euros)	1st Half 2018	1st Half 2017
Income taxes (paid) received	(37)	(27)

Interest expense paid	(1,300)	(1,198)

Interest income received	633	432

Dividends received	1	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2018	1st Half 2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand - from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,102	4,086

Bank overdrafts repayable on demand - from continuing operations	(3)	—

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	2,099	4,086

Interim Management Report	Consolidated Data – Tables of detail	37
at June 30, 2018

OTHER INFORMATION

Average salaried workforce

(equivalent number)	1st Half 2018	1st Half 2017	Change
Average salaried workforce – Italy	46,617	45,907	710

Average salaried workforce – Outside Italy	9,372	9,392	(20)

Total average salaried workforce (1)	55,989	55,299	690

◾	Includes employees with temp work contracts: no average employees in the first half of 2018; 3 average employees in the first half of 2017 (2 in Italy and 1 outside Italy).

Headcount at period end

(number)	6/30/2018	12/31/2017	Change
Headcount – Italy	49,493	49,689	(196)

Headcount – Outside Italy	9,850	9,740	110

Total headcount at period end (1)	59,343	59,429	(86)

•	Includes employees with temp work contracts: no employees at 6/30/2018 and at 12/31/2017.

Headcount at period end – Breakdown by Business Unit

(number)	6/30/2018	12/31/2017	Change
Domestic	49,658	49,851	(193)

Brazil	9,611	9,508	103

Other Operations	74	70	4

Total	59,343	59,429	(86)

Interim Management Report	Consolidated Data – Tables of detail	38
at June 30, 2018

EVENTS SUBSEQUENT TO JUNE 30, 2018

For details of subsequent events see the Note “Events Subsequent to June 30, 2018” in the TIM Group Half-year Condensed Consolidated Financial Statements.

BUSINESS OUTLOOK FOR THE YEAR 2018

The TIM Group is working on the implementation and roll-out of the 2018–2020 Plan in both its Domestic and Brazil markets, as announced at the start of 2018 and disclosed to the market and financial community.

The first half of 2018 also showed deviations between forecast and actual figures in some business areas, due to the high level of competition as well as to delays in the development of certain efficiency plans.

As is known, the TIM 2018–2020 Plan – and with it the DigiTIM project – marks a major break with the past, by leveraging digital innovation as the key element to emerge forcefully in the Gigabit Society.

A new Company Function called the Transformation Office has been created in response to this break with the past, to coordinate a series of inter-functional projects under the aegis of the DigiTim plan. To deliver this change requires a period of time for the new initiatives to take root and – especially in the initial phase of putting the new strategic approach into practice – also requires continual adaptation of the actions geared towards delivering medium/long-term objectives. The idea is that the recovery plans defined and currently being drawn up are integrated into the normal managerial process that follows analysis of deviations between forecasts and actual results.

The Board of Directors meeting of July 24, 2018 also examined the issue of the financial commitments – not provided for in the Plan – that could derive from participation in the 5G tender. As a result, the Board has begun a process to evaluate the strategic options of its investees, confirming the continuation of the process to sell Persidera.

The Group therefore confirms the ongoing development of three-year objectives already announced, although due to some of the trends that emerged in the first half, some of these could progress with timescales different to initial forecasts or could be achieved via different or more complex workflows.

MAIN RISKS AND UNCERTAINTIES

Risk governance is a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The business outlook for 2018 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In addition, there have been several major shifts, including, but not limited to, the change in the market environment, the entry of potential new competitors in the fixed-line and mobile segments, the start of proceedings by Authorities and the implementation of new digital business strategies and strategies for the multimedia segment. These risk factors may have repercussions – which are currently unforeseeable – in terms of the strategic choices adopted by the company and could have an impact, for example, on ultra-broadband development plans, on the digital evolution model, on the multimedia market, and on competition in the mobile and fixed-line markets.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro-economic factors

The TIM Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. In the first half of 2018, economic growth in the euro area suffered an unexpected slowdown, suggesting that growth for the year 2018 will be lower than in 2017. In line with the performance of the euro area, the Italian economy is expected to grow by 1.4% in real terms in 2018, versus the 1.5% growth posted in 2017.

The slowdown in growth in Italy was driven by lower exports at the start of the year, as in other major countries, and lower investment, a phenomenon which instead was not generalized across other economies. The slower than expected start to the year was in part the result of political uncertainty fueled by the delay in the formation of a new government. Although that hurdle has now been overcome, the country’s situation remains delicate, and the performance of Italian government securities shows that uncertainty persists.

Interim Management Report	Main risks and uncertainties	39
at June 30, 2018

On the Brazilian market, the expected results may be significantly affected by the macroeconomic and political situation. After eight quarters of negative GDP growth, marking the deepest and longest recession in its history, Brazil returned to growth in the first quarter of 2017 (+1%). At the end of June, the central bank released a revised forecast for growth in 2018 of 1.6%, one percentage point lower than the forecast announced at the end of March. The revised figure reflects the economic slowdown witnessed at the start of the year and the declining confidence of businesses and consumers, as well as the direct and indirect impacts of the standstill in the freight transport sector at the end of May. Growth prospects for the short and medium terms remain tied to pension reforms and the introduction of a more efficient public spending system – a tall task to achieve, even if forthcoming elections should deliver a clear-cut win to a new president committed to that goal.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused on innovative products and services and on the capacity to move towards higher levels of convergence in service and expand it to the content offering, but also on the price competition in both traditional and other services. The use of new technologies (IoT) and new knowledge and customer management tools (Big Data) represent enabling factors in the mitigation of competition risks, however failure to exploit these opportunities could become an additional element of risk.

In the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, also beyond the Plan period.

Iliad S.A. launched its new mobile service at the end of May with the objective of capturing 10–15% of the market, adopting the same strategies it currently employs on the French market. In addition, Open Fiber and Infratel started up plans for the development of an ultra-broadband telecommunications network as an alternative to the TIM network, respectively in major Italian cities and in areas of market failure, opening up the possibility of a new wave of competition in those areas, with impacts for both the Wholesale and Retail segments.

Competitive risks in the Brazilian market lie in the rapid transition of the business model tied to traditional services and the potential consolidation of the sector. As the consumption patterns of consumers change (migration from voice to data services), service providers need to act swiftly in upgrading their infrastructure and modernizing their portfolios of products and services. In this context, the Tim Brasil group could be impacted by the need to upgrade its technologies and infrastructure rapidly and by greater competition, in the form of aggressive sales strategies and potential business combinations in the sector. At the same time, the deep economic and political crisis in the country has had a direct impact on consumption, especially in the Prepaid segment.

OPERATIONAL RISKS

Operational risks inherent in our business relate, on the one hand, to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms; and on the other, to the possibility of implementing strategies for value creation through the optimization of costs and capital expenditure, which in part could depend on factors beyond the control of the Company, such as the cooperation of external counterparties (suppliers, trade unions, industry associations) and laws and regulations.

Risks related to business continuity

The TIM Group’s success depends heavily on the ability to ensure continuous and uninterrupted delivery of the products and services we provide through the availability of processes and the relating supporting assets. In particular, network infrastructure, information systems, and real estate are sensitive to various internal and external threats: power outage, floods, storms, human errors, system failures, hardware and software failures, software bugs, cyber-attacks, earthquakes, facility failures, strikes, fraud, vandalism, terrorism, etc..

TIM has adopted a “Business Continuity Model System” framework in line with international standards, to analyze and prevent these risks.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which the TIM Group operates, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize terminations to protect the Company’s revenues from erosion.

The maintenance and improvement of existing installations depend on our ability to:

•	deliver network development plans within the time-frames contemplated by business development plans and with the necessary level of effectiveness/efficiency;

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in this regard, the TIM Group may participate in tenders for broadcasting frequencies;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustaining the necessary level of capital expenditure in the long term.

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Risks of internal/external fraud

The TIM Group has an organizational model in place to prevent fraud. In 2017, the model was further developed through a review of the organization. As a result of the review, Fraud Management was upgraded to report directly to the Security Director and a Fraud Governance and Prevention unit was implemented, which is separate from the operational units for the management and prevention of fraud and focuses instead on the planning and monitoring of objectives and the setting of anti-fraud rules. The organizational reforms are designed to ensure higher risk mitigation levels against illegal acts committed by people inside and outside the organization, which could adversely affect the Company’s operating performance, financial position and image.

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities and government agencies, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12-18 months.

The potential impact of “Brexit” will depend in part on the outcome of the negotiations on tariffs, trade, regulations and other matters, which started in the second half of June 2017 and are still underway. The outcome of the referendum had an adverse effect on global markets and also produced a sharp decline in the pound (which later recovered in part) against the dollar and the euro. Brexit and the possible changes during the exit negotiations could create further instability in the global financial markets and uncertainty about the laws and regulations of the European Union that the United Kingdom may decide to replace with national laws and regulations. The potential effects of Brexit could adversely affect our financial conditions, our business and the related earnings and cash flows.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group and the guidance announced to the market. In addition, the position held by TIM In the fixed-line markets and the structure of the mobile markets results in high levels of scrutiny from the Italian Antitrust Authority (AGCM) over competition in the sector.

More specifically, the main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent new process decisions by both the authorities;

•	AGCom decisions with retroactive effect (for example, the revision of prices applicable to past years and the effectiveness and impact of repricing policies, also following administrative rulings);

•	AGCom decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on infrastructure investment;

•	AGCom decisions that can limit TIM’s competitiveness (e.g. price floors on non-regulated services, minimum retail prices to ensure they can be matched);

•	inadequacy in the implementation of processes and systems for the management of regulated services.

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws, regulations, new accounting standards and Authority orders), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified.

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MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

In this section we report the main changes in the regulatory framework in the first half of 2018 in the Domestic region. For more information on various proceedings pending with regulatory authorities, see the Note “Contingent Liabilities, Other Information, Commitments and Guarantees” to the TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018.

Wholesale fixed-line markets

Infratel Tenders for the subsidizing of Ultra-broadband networks

On April 4, 2018, Infratel launched a consultation on the public investment plan for “gray areas”. As stated in the consultation document, the aim of public intervention in gray areas is to support investment projects in networks able to provide symmetrical 1 Gbps upload and download speeds, thereby delivering step change innovation in current networks. The consultation process is required by EU regulations governing state aid, before the formal notification of the plan to the European Commission. State aid measures can only be implemented with the prior approval of the Commission.

On April 19, 2018, Infratel announced a third call for tenders for contracts worth a total of 103 million euros to cover the remaining “white areas” of the ultra-broadband network not covered by private service providers, all located in Calabria, Apulia, and Sardinia. On May 30, 2018, TIM submitted its request to Infratel to bid for the contracts.

Retail fixed-line markets

28 day billing

On March 7, 2018, TIM was notified of Decision 112/2018/CONS, by which AGCom (i) cautioned the Company, with regard to fixed-line voice services only, against postponing the starting date of invoices issued after the return to monthly invoicing by the same number of days as those presumably deducted starting from June 23, 2017 with the four-weekly invoicing cycle; and (ii) revoked the part of the previous Decision 499/17/CONS in which TIM was cautioned not to write-off the amounts presumed to have been charged to the customer starting from June 23, 2017 with the four-weekly invoicing cycle.

Under Presidential Decree 9/18/PRES of April 9, 2018, AGCom amended the provisions of Decision 112/18/CONS requiring the deferment of billing once the billing cycle was restored to monthly intervals, or multiples thereof, while also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations.

On May 7, 2018, TIM also appealed AGCom presidential decree no. 9/18/PRES and Resolution no. 187/18/CONS which ratified this decree.

On July 3, 2018, AGCom handed down Decision 269/18/CONS, which sets the deadline by which operators are required to credit in bills the days unlawfully lost by users under the 28-day billing cycle at December 31, 2018 or to offer the affected customers possible alternative compensation, subject to notification of AGCom. TIM will challenge the decision as an additional petition to its appeal against Decision 499/17/CONS.

Universal Service

By Decision 108/18/CONS of March 1, 2018, AGCom imposed a fine of 58,000 euros on TIM for failing to deliver one of the Universal Service quality objectives for 2016.

In May 2018, TIM challenged the Lazio Administrative Court ruling that dismissed TIM’s appeal against Decision 456/16/CONS with the Council of State. In that decision, AGCom rejected TIM’s proposal for a price adjustment to “voice” offers (basic voice telephone service) and introduced a strict procedure for future variations in Universal Service prices.

On June 21, 2018, AGCom Decision 88/18/CIR accepted that operators should contribute to the net cost of the universal service for 2009, for a total of 11.85 million euros. In relation to 2008, AGCom also accepted the existence of a cost, the amount of which, however, does not justify the activation of the contribution mechanism.

Following the conclusion of assessment activities to review the net cost of Universal Service for the years 2006 and 2007, which resulted in Decision 145/17/CONS, on July 3, 2018, AGCom Decision 89/18/CIR launched a public consultation process on the applicability of the mechanism for distributing and assessing the net cost of the Universal Service for those years.

Interim Management Report	Main changes in the regulatory framework	42
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Wholesale mobile network markets

AGCom contribution fee

In March 2018, TIM conditionally paid an amount of 18.5 million euros for the 2018 AGCom contribution fee. The amount was calculated by applying a rate of 1.35 per mil to the revenues posted in the Company’s 2016 Financial Statements, as required by the guidelines set out in AGCom Decision 426/17/CONS.

Privacy and personal data protection

General Data Protection Regulation (GDPR)

On May 25, 2018, the General Data Protection Regulation (Regulation (EU) No. 2016/679 – “GDPR”) came into force. The GDPR is directly applicable in all Member States of the European Union, superseding, in Italy, the provisions of the Data Protection Code that are incompatible with the new regulation.

Antitrust

Case “I799”

On March 28, 2018, by Order No. 27102 notified to TIM and Fastweb on April 9, 2018, AGCM approved the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

On May 9, 2018, the first compliance report on the commitments undertaken was forwarded to AGCM.

Case “A514”

On June 28, 2017, AGCM initiated proceedings against TIM for alleged competition breaches of Article 102 of the TFEU, following complaints made by Infratel, Enel, Open Fiber, Vodafone and Wind-Tre. On February 14, 2018, AGCM resolved to extend the scope of the case to investigate further behaviour concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultrabroadband, and the use of the confidential information of customers of the alternative operators. The proceeding is due to end by October 31, 2018. On July 5, 2018, TIM submitted a series of proposed commitments to AGCM, which, if accepted, would bring the case to an end without the application of sanctions on TIM.

Case “I820”

On March 21, 2018, AGCM ordered, as a precautionary measure, TIM and other TLC operators to desist from an alleged anti-competitive agreement for the repricing of their commercial offers. The precautionary measure was confirmed by AGCM on April 11, 2018 for all the TLC operators concerned.

On June 28, 2018, TIM was served notification by the Authority acknowledging the measures implemented by the Company to comply with the precautionary measure.

BRAZIL

Revision of the model for the provision of telecommunications services

In April 2016, the working group composed of the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel published its final report with a “diagnosis” on the telecommunications industry and proposed guidelines for the revision of the Brazilian regulatory model. A bill (PLC 79/2016) was then presented to the National Congress of Brazil to propose amendments to the General Telecommunications Law. Although the bill was passed by both chambers of Congress, the opposition challenged the legislative procedure followed in the Supreme Court, where the bill remained blocked for months. At the beginning of October 2017, the bill PLC 79/2016 was referred back to the Senate, where it is expected to be debated again over the course of 2018.

In October and November 2017, the Ministry of Science, Technology, Innovation and Communications (MCTIC) held a public consultation to review the general telecommunications policy, which is expected to lead to the issue and publication of a new Presidential Decree in 2018. The public consultation process proposed the setting of guidelines and objectives for the provision of telecommunications services, for the technological development of digital services and broadband infrastructure, and for the spread of “smart cities”.

In relation to the deadlines for the upgrading of pipelines not compliant with current regulations, authorizations for user licenses to radio frequencies, and the introduction of other statutory provisions generally, planned investments (as identified by Anatel and approved by the MCTIC) will focus primarily on the expansion of mobile and fixed-line broadband networks and on specific areas of the country. TLC networks built under the investment plan will have shared access.

Revision of Competition Rules

In November 2012, the Brazilian regulator Anatel introduced instruments for the market analysis, the identification of operators with significant market power (SMP) and the consequent imposition of ex-ante obligations (Plano Geral de Metas de Competição – PGMC).

Currently, TIM has SMP in (i) passive infrastructure (towers); (ii) mobile network termination, and (iii) national roaming. A public consultation on reforms to the PGMC was begun on December 7, 2016 and concluded on March 22, 2017. Alongside the re-identification of relevant markets, work is underway for the classification of towns on the basis of specific competition levels (1: competitive, 2: moderately competitive, 3: not very competitive, 4: uncompetitive) before any asymmetric regulatory measures are applied. Under the regulatory agenda, the new regulation is expected to be introduced in 2018.

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700 MHz and Analog TV switch off

In September 2014, TIM won the tender for the award of the 700 MHz (4G/LTE) band frequencies, for a price of 1.7 billion reais, and with additional commitments of 1.2 billion reais (in four annual installments, adjusted for inflation) as a contribution to the consortium established by the tender (“EAD”) for all the operators (TIM, Algar, Claro and Vivo) awarded the contract for managing the freeing up of the 700 MHz band through the switch off of analog TV, the redistribution of channels and the clean-up of interference. To that end, the first payment (370 million reais) was made in April 2015 and another two payments (for a total of 860 million reais) were both made in January 2017, while the final installment (142 million reais) was duly paid in January 2018.

Since 2016, the spectrum has been freed up for mobile operations in 3,801 municipalities, including all the capital cities in the north, north-east and center-west of the country. Those municipalities cover 70% of the Brazilian population (143.1 million). The spectrum will be made available in other capitals before September 2018. The switch-off is currently underway in approximately 1,110 cities.

“Marco Civil da Internet” and Network Neutrality

The “Marco Civil da Internet” (MCI), approved in April 2014 by Brazilian Law No. 12965/2014, defined network neutrality as the “duty to treat different data packages in the same way, without distinction based on content, origin and destination, service, terminal or application”. On May 11, 2016, Brazilian Presidential Decree No. 8771/2016 was published, which regulates exceptions to the principle of net neutrality, set out in article 9 of the mentioned law.

In August 2017, the oversight board (“GS”) of the Administrative Council for Economic Defense (CADE) handed down a decision in favor of Brazil’s mobile TLC providers, which excluded the imposition of fines in relation to a preliminary investigation into alleged unfair competition in “zero rating” offers and promotions on Internet data consumption. The oversight board heard the depositions of various parties, including the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel, and concluded that Internet business models should not be banned ex-ante, but instead should be monitored comprehensively to prevent any unfair competition outcomes.

Strategic Digital Transformation and the Internet of Things

Between December 15, 2016 and February 5, 2017, the MCTIC conducted a public consultation process to discuss the public procedure for solutions enabling Machine to Machine (M2M) and Internet of Things (IoT) services for the Brazilian market. The final consultation report was published in November, with the objective of addressing regulatory and tax matters, as well as aspects of public procedure, investment, and education issues. A decree outlining a national IoT plan is expected to be published in 2018.

In August and September 2017, the MCTIC conducted a public consultation process on Digital Transformation Strategy (E-Digital), with the aim of widening discussion and creating strategies for the digitization of the Brazilian economy. An E-Digital Decree (9319/2018) has now been published, identifying around 100 strategic actions aimed at boosting competition and on-line productivity levels in the country, while raising connectivity and digital inclusion levels. The actions seek to address the main strategic issues for the digital economy, including connectivity infrastructure, the use and protection of data, IoT, and cyber-security.

Data protection

A data protection bill is currently being debated by the National Congress of Brazil. Approval of the bill is expected some time this year.

Interim Management Report	Main changes in the regulatory framework	44
at June 30, 2018

CORPORATE BOARDS AT JUNE 30, 2018

BOARD OF DIRECTORS

The Ordinary Shareholders’ meeting of TIM, held on May 4, 2018, appointed a new Board of 15 Directors for a three-year term of office (up to the approval of the financial statements at December 31, 2020). At its first meeting on May 7, 2018, the Board of Directors appointed Fulvio Conti as its Chairman, and Amos Genish as Chief Executive Officer of the Company.

The Board of Directors of the Company at June 30, 2018 was therefore composed as follows:

Chairman	Fulvio Conti (independent)

Chief Executive Officer and General Manager	Amos Genish

Directors

Alfredo Altavilla (independent)

Paola Bonomo (independent)

Giuseppina Capaldo (independent)

Maria Elena Cappello (independent)

Massimo Ferrari (independent)

Paola Giannotti de Ponti (independent)

Luigi Gubitosi (independent)

Marella Moretti (independent)

Lucia Morselli (independent)

Dante Roscini (independent)

Arnaud Roy de Puyfontaine

Rocco Sabelli (independent)

Michele Valensise (independent)

Secretary to the Board	Agostino Nuzzolo

All the board members are domiciled for the positions they occupy at the registered offices of TIM S.p.A. at Via G. Negri 1, Milan; the secondary head office of the Company is located in Corso d’Italia 41, Rome.

The following board committees were in place at June 30, 2018:

1.	Control and Risk Committee: composed of the Directors: Paola Giannotti (Chairman), Luigi Gubitosi, Massimo Ferrari, Marella Moretti, and Michele Valensise;

2.	Nomination and Remuneration Committee: composed of the Directors: Alfredo Altavilla (Chairman), Paola Bonomo, Giuseppina Capaldo, Rocco Sabelli, and Michele Valensise;

3.	Related Parties Committee: composed of the Directors: Lucia Morselli (Chairwoman), Giuseppina Capaldo, Maria Elena Cappello, Marella Moretti, and Dante Roscini;

4.

Strategy Committee: composed of the Chairman of the Board of Directors Fulvio Conti, the CEO Amos Genish, and the Directors Luigi Gubitosi, Arnaud Roy de Puyfontaine, Massimo Ferrari, and Rocco Sabelli.

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BOARD OF STATUTORY AUDITORS

The Ordinary Shareholders’ Meeting of April 24, 2018 appointed the Company’s Board of Statutory Auditors for a term of office that will end with the approval of the 2020 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Giulia De Martino
Anna Doro
Marco Fazzini
Francesco Schiavone Panni

Alternate Auditors	Andrea Balelli
Antonia Coppola
Franco Dalla Sega
Laura Fiordelisi

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PwC S.p.A. to audit the financial statements of TIM S.p.A. for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of May 7, 2018, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing the financial reports of TIM S.p.A..

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MACRO-ORGANIZATION CHART AT JUNE 30, 2018

(1)	The Chief Executive Officer directly coordinates Corporate Communications and Brand Management activities
(2)	In relation to business operations and assets of relevance for national security and defense
(3)	In relation to business operations and assets not relevant for national security and defense

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INFORMATION FOR INVESTORS

TIM S.p.A. SHARE CAPITAL AT JUNE 30, 2018

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014

Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on June 2018 average prices)	13,779 million euros

On May 25, 2016, the Shareholders’ Meeting approved amendments to the company name, introducing the name “TIM S.p.A.” as an alternative to “Telecom Italia S.p.A.”.

TIM S.p.A. ordinary and savings shares, as well as the ordinary shares of INWIT S.p.A. are listed on the Italian stock exchange (FTSE index), whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

TIM-Telecom Italia
code	ordinary shares	savings shares	INWIT	Tim Participações
Stock exchange	IT0003497168	IT0003497176	IT0005090300	BRTCSLACN0R0

Bloomberg	TIT IM	TITR IM	INW IM	TIMP3 BZ

Reuters	TLIT.MI	TLITn.MI	INWT.MI	TCSL3.SA

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders at June 30, 2018 according to the Shareholders Book, supplemented by communications received and other available sources of information (ordinary shares):

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at June 30, 2018

MAJOR HOLDINGS IN SHARE CAPITAL

Taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120, and other available sources of information, the relevant holdings of TIM S.p.A.’s ordinary share capital are as follows:

–	Outcomes of communications as per Article 120 of Legislative Decree 58 of February 24, 1998

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94%
Paul E. Singer	Indirect	8.85%
Cassa Depositi e Prestiti S.p.A.	Direct	4.26%

–	Other available sources of information

Paul E. Singer is a General Partner of Elliott Capital Advisors LP. His ownership interest is held indirectly through the subsidiaries Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership. On the evidence of the ownership interest disclosures made to the Shareholders’ Meeting of TIM on April 24, 2018, his shareholding has risen to 9.19% of the ordinary share capital. At the Shareholders’ Meeting of May 4, 2018, Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership represented 8.27% of the ordinary share capital.

On the evidence of the ownership interest disclosures made to the shareholders’ meeting of TIM on May 4, 2018, the shareholding of Cassa Depositi e Prestiti S.p.A. has risen to 4.93% of the ordinary share capital.

COMMON REPRESENTATIVES

•

The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•

By decree of June 9, 2017, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by the decrees of April 11, 2014 and March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2017-2019.

•

By order dated June 14, 2018, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” issue, up until the maturity and redemption of the bonds (January 29, 2019).

RATING AT JUNE 30, 2018

At June 30, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

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at June 30, 2018

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

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at June 30, 2018

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Furthermore, on June 25, 2018, the Board of Directors of TIM approved amendments to the internal procedure governing transactions with related parties, and updated the relative related party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM.

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, no significant transactions were entered into in the first half of 2018 as defined by Article 4, paragraph 1, letter a) of the aforementioned regulation which had a major impact on the financial position or on the results of the TIM Group for the first half of 2018.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2017 Report on Operations which had a significant effect on the financial position or on the results of the TIM Group in the first half of 2018.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. They were performed in compliance with the internal procedure, which sets forth rules designed to ensure the transparency and fairness of the transactions in accordance with Consob Regulation 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2018 of the TIM Group.

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at June 30, 2018

ALTERNATIVE PERFORMANCE MEASURES

In this Half-year Financial Report at June 30, 2018 of the TIM Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for the purposes of enabling a better understanding of the performance of operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

3.2

EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

3.2

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Management Report provides a reconciliation between the “accounting or reported” figures and the “organic” ones.

3.2

EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

3.2

Net Financial Debt: TIM believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Management Report includes a table showing the amounts taken from the statements of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

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at June 30, 2018

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted net financial debt

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at June 30, 2018

RESEARCH AND DEVELOPMENT

INNOVATION

Technological developments, new consumption models, and the challenges posed by the entry of new competitors are bringing radical changes to the TLC sector at the global level.

As well as aiming to improve our market position and financial and operating performance, we are also aiming to build on our existing expertise in order to consolidate the front line role played by the digital ecosystem to which TIM belongs. Launching a digital transformation process based on process and product innovation is one of the top priorities of the 2018–2020 Industrial Plan.

Starting from the first half of 2018, TIM has chosen to centralize the monitoring and management of innovation designed to support both commercial and technological functions, in an effort to ensure its receptiveness to innovation from outside the Group, driven by the “Open Innovation” concept, and full alignment with strategic and business objectives, under a “Business Driven Innovation” model.

Cooperation and partnerships

Major partnerships between the OTT and ICT worlds have injected new life into the operational plan since the start of 2018. In February, an agreement was made with Huawei for the creation of a new Business Innovation Center, focused on solutions for the Internet of Things (IoT).

The general idea is to build long-term cooperation arrangements that enable experience in the field to be shared and to imagine new use cases, so as to then design together the marketing and commercialization processes that best meet the more advanced and sophisticated needs of IoT customers. That means more innovative solutions for smart metering, industry 4.0, smart cities, and smart agriculture, to name just some of the more prominent applications, but also innovation in business on all fronts, going beyond the impetus offered by New Tech.

In May a similar agreement was made with Cisco. Just months after the launch of the “The Future of the City” project in Catania, TIM renewed its commitment to digital transformation in southern Italy. In Naples, in partnership with, among others, the University of Naples Federico II, TIM WCAP, the open innovation hub set up by TIM in 2009, will be opening up access to its technology platforms and assets to start-ups, innovative SMEs, and students to develop new digital applications and solutions. Instead, as concerns the promotion of new business start-ups, TIM will be launching a series of initiatives for both early stage and ready-to-market start-ups, with special focus on the cyber-security, industry 4.0, multi-cloud, and wi-fi community sectors.

While “joint innovation and shared success” is the goal of the new partnerships with Huawei and Cisco, in April TIM signed a new strategic agreement with Microsoft for the development of artificial intelligence, adding to the numerous partnerships in place with companies in both Italy and Brazil.

Artificial intelligence, together with Data Analytics and Big Data Advanced Analytics, has become an essential driver of digital transformation. The partnership with Microsoft will enable the development of innovative tools for personalizing products and services, enriching the range offered by TIM.

TIM’s aim is to deliver the best possible customer experience and build new customer relationships perceived as such, while at the same time improving the efficiency of its internal processes. Examples of use cases include automatic interaction with customers through chatbots on digital channels, to provide targeted and immediate responses, and the use of cognitive tools and advanced analytics to improve traditional phone assistance services.

Network innovation – towards 5G

Finally, 5G development is a major goal, which TIM is working towards through a multifaceted action plan. TIM launched its 5G for Italy program in 2016, aimed at building an ecosystem of partners to jointly develop new use scenarios enabling new sources of revenues and winning business models to be identified.

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at June 30, 2018

In February 2018, TIM and Qualcomm forged a new cooperation agreement which broadens the scope for business and technology innovation. The aim is to share a joint strategic vision for the development of business and advanced services enabling new technologies – in particular 5G – and to test innovative solutions that can fast-track their introduction onto the market. The agreement covers use cases for advanced mobile services, notably with reference to drivers enabling the deployment of 5G technology and IoT services, as well as innovative services based on Advanced Analytics, which leverage the growth in data provided by devices, networks, applications and the services enabled by 5G, and innovative products for the mobile and fixed-line networks.

In March 2018, TIM, together with Fastweb and Huawei, signed a memorandum of understanding with the cities of Bari and Matera, which builds on the 2017 partnership agreement made following the MISE call for tenders, to achieve full 5G coverage of their municipal areas by 2019, through 10 application areas started up and over 70 use scenarios. In 2021, the entire metropolitan area of the 2 cities will be covered. Over 60 million euros will be invested over 4 years, involving 52 partners (7 universities and research centers, 11 public sector bodies, 22 enterprises based in Apulia and Basilicata, and 12 leading companies in the sector and start-ups) alongside the project leader TIM, and Fastweb and Huawei. The application areas include media and virtual reality (video distribution and contribution), smart ports (logistics security) and smart cities (monitoring and transport), smart agriculture (precision agriculture), public safety (community safety and support for law enforcement), health 5.0 (remote diagnostics and hospital e-learning), mobility and road safety (assisted driving and logistics).

Notably, San Marino has become the first nation to trial 5G and host a permanent 5G lab. The first experimental 5G services were launched in San Marino in May 2018. The project involves trials of all 5G technologies and services, through to their progressive introduction across all San Marino territory, with the objective of providing the community, enterprises, and local government with a powerful new mobile infrastructure, offering a transmission capacity around 10 times greater than 4G and the ability to connect a high number of objects – all well ahead of the 2020 deadline set by the European Union. The creation of the new 5G network will enable an “ecosystem” of local partners to be built, bringing together government agencies of the Republic of San Marino, universities and research centers, hospitals, sports federations, industry, the national tourism office, and local transport, in which innovative services can be trialed to promote a smart city, public safety, the environment, health, tourism and culture, transport, and media. Partners: Nokia, Olivetti and Qualcomm, and 10 use cases by the end of 2018.

Finally, progress was made on the Torino 5G project, one of the TIM projects for delivering coverage to major metropolitan areas, with preparatory work begun at the end of 2017 brought to term and the launch of the official project. At the same time, TIM participated with another 24 partners in the Competence Center Piemontese Industry 4.0 project coordinated by the Politecnico di Torino and approved by the MISE last June, which will make use of TIM’s 5G network in factory automation scenarios in Turin.

RESEARCH AND DEVELOPMENT IN ITALY

Cooperation and partnerships

Research and development activities in 2018 have been focused on infrastructure issues and application solutions. Research agreements are currently being finalized, entailing a total investment of around 900,000 euros and involving 70 TIM technicians and 60 university researchers on specific research initiatives. They include:

•	17 research projects in partnership with the Politecnico di Torino, focusing on two research areas: Cognitive Computing, to steer the development of artificial intelligence solutions, and 5G.

•

10 research projects falling within the areas identified by the Academic Research Partnership Agreement forged by TIM, CNR, and the Universities of Pisa, Basilicata, Bari and Salento within the scope of the MISE Bari–Matera 5G project.

•

4 projects in partnership with the University of Catania under the Technology/Innovation Plan to fast-track the market delivery of the entire IoT ecosystem and 5G development activities. The activities present strong synergies with the use cases proposed by the MISE 5G tender.

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at June 30, 2018

From the end of June 2018, TIM was also a participant in 19 projects funded under the European Horizon 2020 framework program, working with leading national and international academic institutions, businesses, and other operators in the sector. The cash-in benefit is estimated at around 2 million euros in 2018.

Patents and inventions

In the first half of 2018, the TIM Group’s portfolio of patents grew to include 4 new patents filed and 14 other proposals undergoing assessment.

Areas covered by patents encompass the entire ICT segment, with particular excellence shown in radio access, application layers, and service layers.

To date:

•	3,196 patents are owned by TIM, of which 2,646 granted in 41 countries around the world; the patents are connected with 607 inventions;

•	51 inventions have been produced through partnerships with universities and research institutes since the launch of partnership activities in 1997, resulting in 250 patents filed to date;

•

TIM is a participant in the Patent Pool for LTE with a patent essential for the relative standard. The Patent Pool acquired new participants over the course of the year (bringing the current total to 18 companies) and has granted several licenses to device makers.

RESEARCH AND DEVELOPMENT IN BRAZIL

The Innovation & Technology Department, headed by the CTO of TIM Brasil, is responsible for Research and Development (R&D) activities. Its main areas of focus include: identifying technological innovation for the network and the evolutionary needs for new technologies and devices, setting architectural guidelines, and the development of strategic partnerships, so as to exploit new business models and guarantee the evolution of the network infrastructure in line with the business strategy.

TIM Lab Brazil

The establishment of TIM Lab was a major milestone, creating a multi-purpose test environment focusing on innovation which is able to guarantee the assessment of innovative services, products and technologies, certifying their functional efficiency and performance and the development of new models and configurations, consolidating the innovation flow.

TIM Lab plays a strategic role in providing support for the conduct of Credibility Test, Trials and Proof of Concept (POC), for the validation of the services in collaboration with the main suppliers of technology and partners, through the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements; in synergy with the R&D department, it facilitates innovation and promotes partnerships with universities and research institutes in the country.

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at June 30, 2018

TIM GROUP
HALF-YEAR CONDENSED REPORT FINANCIAL STATEMENTS
AT JUNE 30, 2018

TIM

CONTENTS

TIM GROUP HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2018

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	6/30/2018	of which related parties	12/31/2017	of which related parties
Non-current assets
Intangible assets
Goodwill			4)	29,347		29,462

Intangible assets with a finite useful life			5)	6,443		7,192

				35,790		36,654

Tangible assets			6)
Property, plant and equipment owned				13,823		14,216

Assets held under finance leases				2,108		2,331

				15,931		16,547

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			7)	15		17

Other investments			7)	50		51

Non-current financial assets			8)	1,405		1,768

Miscellaneous receivables and other non-current assets			9)	2,179		2,422

Deferred tax assets				751		993

				4,400		5,251

Total Non-current assets	(a	)		56,121		58,452

Current assets
Inventories				321		290

Trade and miscellaneous receivables and other current assets			10)	5,060	28	4,959	36

Current income tax receivables				56		77

Current financial assets			8)
Securities other than investments, financial receivables and other current financial assets				1,425	—	1,430	53

Cash and cash equivalents				2,102	—	3,575	—

				3,527	—	5,005	53

Current assets sub-total				8,964		10,331

Discontinued operations/Non-current assets held for sale				—		—

Total Current assets	(b	)		8,964		10,331

Total Assets	(a+b	)		65,085		68,783

Half-year Condensed Consolidated Financial Statements	Consolidated Statements of Financial Position
at June 30, 2018 of the TIM Group		59

Equity and Liabilities

(millions of euros)			note	6/30/2018	of which related parties	12/31/2017	of which related parties

Equity			11)

Share capital issued				11,677		11,677

less: Treasury shares				(90)		(90)

Share capital				11,587		11,587

Additional paid-in capital				2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period				7,659		7,876

Equity attributable to Owners of the Parent				21,340		21,557

Non-controlling interests				2,056		2,226

Total Equity	(c	)		23,396		23,783

Non-current liabilities

Non-current financial liabilities			12)	24,888	—	28,108	100

Employee benefits			16)	1,731		1,736

Deferred tax liabilities				241		265

Provisions			17)	830		825

Miscellaneous payables and other non-current liabilities			18)	1,334		1,678

Total Non-current liabilities	(d	)		29,024		32,612

Current liabilities

Current financial liabilities			12)	6,085	—	4,756	163

Trade and miscellaneous payables and other current liabilities			19)	6,513	68	7,520	60

Current income tax payables				67		112

Current liabilities sub-total				12,665		12,388

Liabilities directly associated with Discontinued operations/Non-current assets held for sale				—		—

Total Current Liabilities	(e	)		12,665		12,388

Total Liabilities	(f=d+e	)		41,689		45,000

Total Equity and Liabilities	(c+f	)		65,085		68,783

Half-year Condensed Consolidated Financial Statements	Consolidated Statements of Financial Position
at June 30, 2018 of the TIM Group		60

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	1st Half 2018	of which: with related parties	1st Half 2017	of which: with related parties
Revenues		9,441	3	9,772	118

Other income		144	—	217	7

Total operating revenues and other income		9,585		9,989

Acquisition of goods and services		(3,980)	(87)	(4,136)	(99)

Employee benefits expenses		(1,526)	(45)	(1,530)	(54)

Other operating expenses		(661)		(576)

Change in inventories		35		50

Internally generated assets		310		317

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		3,763		4,114

of which: impact of non-recurring items	27)	(121)		(95)

Depreciation and amortization		(2,122)		(2,249)

Gains (losses) on disposals of non-current assets		3		6

Impairment reversals (losses) on non-current assets		—		—

Operating profit (loss) (EBIT)		1,644		1,871

of which: impact of non-recurring items	27)	(121)		(96)

Share of profits (losses) of associates and joint ventures accounted for using the equity method		(2)		(1)

Other income (expenses) from investments		10		(19)

Finance income	21)	551	8	1,110	37

Finance expenses	21)	(1,269)	(8)	(1,850)	(40)

Profit (loss) before tax from continuing operations		934		1,111

of which: impact of non-recurring items	27)	(126)		(110)

Income tax expense		(305)		(457)

Profit (loss) from continuing operations		629		654

Profit (loss) from Discontinued operations/Non-current assets held for sale		—		—

Profit (loss) for the period	22)	629		654

of which: impact of non-recurring items	27)	(118)		(173)

Attributable to:
Owners of the Parent		554		596

Non-controlling interests		75		58

(euros)		1st Half 2018	1st Half 2017
Earnings per share:	23)

Basic and Diluted Earnings Per Share (EPS)

Ordinary Share		0.02	0.03

Savings Share		0.03	0.04

of which:

from Continuing operations attributable to Owners of the Parent

Ordinary Share		0.02	0.03

Savings Share		0.03	0.04

Half-year Condensed Consolidated Financial Statements	Separate Consolidated Income Statements
at June 30, 2018 of the TIM Group		61

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 11

(millions of euros)			1st Half 2018	1st Half 2017
Profit (loss) for the period	(a	)	629	654
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(3)	—

Income tax effect			—	—

	(b	)	(3)	—

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			7	33

Income tax effect			(3)	(8)

	(c	)	4	25

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	1	25

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income(*):
Profit (loss) from fair value adjustments			4	34

Loss (profit) transferred to Separate Consolidated Income Statement			14	(37)

Income tax effect			(8)	2

	(f	)	10	(1)

Hedging instruments:
Profit (loss) from fair value adjustments			(65)	(331)

Loss (profit) transferred to Separate Consolidated Income Statement			(77)	497

Income tax effect			33	(43)

	(g	)	(109)	123

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(610)	(551)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	19

Income tax effect			—	—

	(h	)	(610)	(532)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(i	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(709)	(410)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(708)	(385)

Total comprehensive income (loss) for the period	(a+m	)	(79)	269

Attributable to:
Owners of the Parent			31	367

Non-controlling interests			(110)	(98)

(*)	Including, for the first half of 2017, “available-for-sale financial assets”.

Half-year Condensed Consolidated Financial Statements
at June 30, 2018 of the TIM Group	Consolidated Statements of Comprehensive Income	62

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2017 to June 30, 2017

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity during the period:

Dividends approved								(166)	(166)	(39)	(205)

Total comprehensive income (loss) for the period			(1)	123	(376)	25		596	367	(98)	269

Issue of equity instruments								4	4		4

Other changes								(8)	(8)	6	(2)

Balance at June 30, 2017	11,587	2,094	38	(428)	(742)	(88)	—	8,943	21,404	2,215	23,619

Changes from January 1, 2018 to June 30, 2018    Note 11

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income(*):	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

Adoption of IFRS 15 and IFRS 9			9		—			(92)	(83)	(5)	(88)

Adjusted Balance at December 31, 2017	11,587	2,094	51	(582)	(955)	(104)	—	9,383	21,474	2,221	23,695

Changes in equity during the period:
Dividends approved								(166)	(166)	(67)	(233)

Total comprehensive income (loss) for the period			7	(109)	(425)	4		554	31	(110)	(79)

Other changes								1	1	12	13

Balance at June 30, 2018	11,587	2,094	58	(691)	(1,380)	(100)	—	9,772	21,340	2,056	23,396

(*)	The balance at December 31, 2017 includes the “Reserve for available-for-sale financial assets”.

Half-year Condensed Consolidated Financial Statements
at June 30, 2018 of the TIM Group	Consolidated Statements of Changes in Equity	63

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	1st Half 2018	1st Half 2017
Cash flows from operating activities:
Profit (loss) from continuing operations				629	654

Adjustments for:
Depreciation and amortization				2,122	2,249

Impairment losses (reversals) on non-current assets (including investments)				2	10

Net change in deferred tax assets and liabilities				277	336

Losses (gains) realized on disposals of non-current assets (including investments)				(3)	(6)

Share of profits (losses) of associates and joint ventures accounted for using the equity method				2	1

Change in provisions for employee benefits				(23)	(7)

Change in inventories				(31)	(44)

Change in trade receivables and net amounts due from customers on construction contracts				(74)	(52)

Change in trade payables				(368)	44

Net change in current income tax receivables/payables				(25)	72

Net change in miscellaneous receivables/payables and other assets/liabilities				70	(119)

Cash flows from (used in) operating activities	(a	)		2,578	3,138

Cash flows from investing activities:

Purchase of intangible assets			5)	(436)	(673)

Purchase of tangible assets			6)	(1,205)	(1,413)

Total purchase of intangible and tangible assets on an accrual basis (*)				(1,641)	(2,086)

Change in amounts due for purchases of intangible and tangible assets				(614)	(707)

Total purchase of intangible and tangible assets on a cash basis				(2,255)	(2,793)

Capital grants received				2

Acquisition of control of companies or other businesses, net of cash acquired				—	—

Acquisitions/disposals of other investments				(3)	(1)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)				34	695

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				12	9

Cash flows from (used in) investing activities	(b	)		(2,210)	(2,090)

Cash flows from financing activities:

Change in current financial liabilities and other				(209)	(663)

Proceeds from non-current financial liabilities (including current portion)				1,324	1,256

Repayments of non-current financial liabilities (including current portion)				(2,491)	(1,200)

Changes in hedging and non-hedging derivatives				121

Share capital proceeds/reimbursements (including subsidiaries)				11	6

Dividends paid				(222)	(218)

Changes in ownership interests in consolidated subsidiaries				2	—

Cash flows from (used in) financing activities	(c	)		(1,464)	(819)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)		—	—

Aggregate cash flows	(e=a+b+c+d	)		(1,096)	229

Net cash and cash equivalents at beginning of the period	(f	)		3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)		(51)	(95)

Net cash and cash equivalents at end of the period	(h=e+f+g	)		2,099	4,086

(*) of which related parties:
Total purchase of intangible and tangible assets on an accrual basis				1	75

Half-year Condensed Consolidated Financial Statements
at June 30, 2018 of the TIM Group	Consolidated Statements of Cash Flows	64

Additional Cash Flow Information

(millions of euros)	1st Half 2018	1st Half 2017
Income taxes (paid) received	(37)	(27)

Interest expense paid	(1,300)	(1,198)

Interest income received	633	432

Dividends received	1	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2018	1st Half 2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964
Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,102	4,086

Bank overdrafts repayable on demand – from continuing operations	(3)	—

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,099	4,086

The additional disclosures required by IAS 7 are provided in the Note “Net Financial Debt” to these Condensed Consolidated Financial Statements.

Half-year Condensed Consolidated Financial Statements
at June 30, 2018 of the TIM Group	Consolidated Statements of Cash Flows	65

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”), also known in short as “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Subsequently, on June 25, 2018, the Board of Directors approved amendments to the internal procedure governing transactions with related parties, and updated the relative related party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018 have been prepared on a going concern basis (further details are provided in the Note “Accounting Policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as laws and regulations in force in Italy.

The TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018 have been prepared in compliance with IAS 34 (Interim Reports) and, as permitted by that standard, do not include all the information required in the annual consolidated financial statements; accordingly, these financial statements should be read together with the 2017 TIM Group Consolidated Financial Statements.

Furthermore, during the first half of 2018, the Group applied accounting policies consistent with those applied for the previous year, except for the new accounting standards adopted as of January 1, 2018, the impact of which is illustrated in the section “Adoption of the new IFRS 9 and IFRS 15 standards”, to which readers are referred for more details.

For the purposes of comparison, the consolidated statements of financial position at December 31, 2017 and the separate consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of cash flows, as well as the consolidated statements of changes in equity for the first half of 2017 are presented.

The TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018 are presented in euro (rounded to the nearest million unless otherwise indicated).

Publication of the TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018 was approved by resolution of the Board of Directors’ meeting held on July 24, 2018.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the TIM Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2018 of the TIM Group	Form, content and other general information	66

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the Consolidated statements of comprehensive income include the profit or loss for the period as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the Consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statements, income and expenses relating to transactions which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impacts on the main intermediate levels have been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets.

Also in reference to the above Consob Resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business.

The operating segments of the TIM Group are as follows:

•

Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for end customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), which, at international level (Europe, the Mediterranean and South America), develops fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure sector, and in particular the infrastructure for hosting radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector. See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Domestic Business Unit” of the Interim Management Report for more details.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Tim S.A., formerly Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the TIM Group.

Half-year Condensed Consolidated Financial Statements	Note 1
at June 30, 2018 of the TIM Group	Form, content and other general information	67

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The Half-year Condensed Consolidated Financial Statements at June 30, 2018 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event for a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the TIM Group are exposed:

•

changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•

the equity and debt capital mix considered optimal and the policy for the remuneration of equity, as described in the Annual Consolidated Financial Report at December 31, 2017 in the Note “Equity”, under the section “Share Capital Information”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial Risk Management” in the Annual Consolidated Financial Statements at December 31, 2017.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2018 are the same as those adopted in the Annual Consolidated Financial Statements at December 31, 2017, to which reference should be made, with the exception of:

•	the new standards and interpretations adopted by the Group commencing as of January 1, 2018, as described further on;

•	changes required because of the nature of interim financial reporting.

Furthermore, in the Half-year Condensed Consolidated Financial Statements at June 30, 2018, income taxes for the period of the individual consolidated companies have been calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, under “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

USE OF ESTIMATES

The preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2018 and the related disclosure in conformity with IFRS required management to make estimates and assumptions based in part on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the Annual Consolidated Financial Statements at December 31, 2017.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	68

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2018

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force commencing as of January 1, 2018.

The impacts of the application, as of January 1, 2018, of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments) are instead reported in the section “Adoption of the New IFRS 9 and IFRS 15 Standards”.

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” was adopted at the European Union level on March 28, 2018 by Commission Regulation (EU) 2018/519.

IFRIC 22 clarifies which exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The adoption of the interpretation had no impact on the Half-year Condensed Consolidated Financial Statements at June 30, 2018.

•	Amendments to IFRS 2 (Share-based Payment)

Amendments to IFRS 2 – Share-based Payment were adopted on February 26, 2018 by Commission Regulation (EU) 2018/289. The amendments concern:

•

the fair value measurement of cash-settled share-based payment transactions at the valuation date (i.e., at the grant date, at the reporting date of each accounting period, and at the settlement date), the calculation of which must take into account market conditions (such as the target price of shares) and any other conditions different to the vesting conditions;

•	the accounting for equity-settled share-based payment transactions in which the entity acts as a withholding agent for the tax liabilities of the employee (withholding tax);

•	the accounting for changes in terms and conditions that entail the reclassification of “cash-settled” share-based payments as “equity-settled” share-based payments.

The adoption of the amendments had no impact on the Half-year Condensed Consolidated Financial Statements at June 30, 2018.

•	Improvements to IFRS (2014–2016 cycle)

Amendments to IAS 28 – Investments in Associates and Joint Ventures were adopted on February 7, 2018 by Commission Regulation (EU) 2018/182. Specifically, the amendments clarify that if an investment entity (such as a mutual investment fund or similar entity) elects to measure its investments in associates and joint ventures at fair value through profit or loss (rather than applying the equity method), the election must be applied to each and every investment upon initial recognition. A similar clarification applies to entities that are not investment entities, but which hold investments in associates or joint ventures that qualify as investment entities. In that case, when applying the equity method, the entities may maintain the fair value measurement through profit or loss made by their investees in associates and joint ventures.

The adoption of the improvements had no impact on the Half-year Condensed Consolidated Financial Statements at June 30, 2018.

•	Amendments to IAS 40 – Transfers of Investment Property

Amendments to IAS 40 were adopted on March 14, 2018 by Commission Regulation (EU) 2018/400, which clarifies that an entity may transfer a property to, or from, investment property only when there is evidence of a change in use.

The adoption of the amendments had no impact on the Half-year Condensed Consolidated Financial Statements at June 30, 2018.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	69

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (Financial Instruments)

On November 22, 2016, EU Regulation No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities, and hedge accounting.

As permitted by IFRS 9, the TIM Group has opted for:

•	the continued application of the hedge accounting requirements of IAS 39;

•	the non-restatement of comparative information provided in the year of first application.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), by adopting an expected credit loss model as per IFRS 9, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and on the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

–	Hold to Collect: financial instruments used to absorb temporary cash surpluses. Such instruments are low risk and mostly held to maturity, and are measured at amortized cost;

•

Hold to Collect and Sell: monetary or debt instruments used to absorb short/medium-term cash surpluses. Such instruments are low risk and generally held to maturity, or otherwise sold to cover specific cash requirements, and are measured at fair value through other comprehensive income;

•

Hold to Sell: monetary, debt and equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above. Such instruments are higher risk and traded repeatedly over time, and are measured at fair value through profit or loss.

Financial assets other than trade receivables are written down for impairment on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, the management of programs for the disposal of receivables, and the factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•

Hold to Collect: receivables due from Corporate customers, the Public Sector, and OLOs, as well as other receivables from sundry invoicing. Such receivables are low risk and generally held to maturity, and are measured at amortized cost;

•

Hold to Collect and Sell: receivables due from Consumer and Small Business customers, sold on a massive and recurring basis. Such receivables are measured at fair value through other comprehensive income.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	70

Impairment of trade receivables and contract assets is carried out through the simplified approach allowed by the standard. This approach involves estimating the expected loss over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures)”, classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, through other comprehensive income, also under IFRS 9. As of January 1, 2018, the aforementioned “other investments” are therefore measured at fair value through other comprehensive income (FVTOCI). Only dividends from “other investments” are recognized through profit or loss, while all other gains and losses are recognized through other comprehensive income without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of the assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at the transition date of January 1, 2018 was mainly due to the recognition of higher write-downs for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (Revenues from contracts with customers)

On September 22, 2016, EU Regulation No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through EU Regulation No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The new standard does not affect cash flows. The main differences for the TIM Group with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative Interpretations) concern:

•

bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability;

•

activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, bringing forward in time the recognition of the revenues;

•

contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred;

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	71

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated statements of financial position at 1/1/2018 (transition date)

The impacts of the transition on the main line items of the consolidated statements of financial position are shown below.

(millions of euros)	12/31/2017 historical	IFRS 9 impacts (*)	IFRS 15 impacts (*)	1/1/2018 restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets
Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

(*)	For further details, see the specific notes to the Half-year Condensed Consolidated Financial Statements at June 30, 2018.

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statements and consolidated statements of financial position for the first half of 2018

To enable the year-on-year comparison of the economic and financial performance for the first half of 2018, “comparable” statements of financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative interpretations), are shown below.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	72

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for the first half of 2018 is shown below.

(millions of euros)		1st Half 2018 (a)	1st Half 2018 comparable (b)	Impact new standards (c=a-b)
Revenues	(1)	9,441	9,512	(71)

Operating expenses	(2)	(5,822)	(5,738)	(84)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		3,763	3,918	(155)

Depreciation and amortization	(3)	(2,122)	(2,193)	71

Operating profit (loss) (EBIT)		1,644	1,728	(84)

Finance income/(expenses)	(4)	(718)	(715)	(3)

Profit (loss) before tax from continuing operations		934	1,021	(87)

Income tax expense	(5)	(305)	(328)	23

Profit (loss) for the period		629	693	(64)

Attributable to:
Owners of the Parent		554	618	(64)

Non-controlling interests		75	75	—

•

The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from sales using the deferred payment method, using a discount rate reflecting the creditworthiness of customers.

•

The change in Operating expenses was mainly due to the deferral of certain subscriber acquisition costs and contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current and current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current and current assets (cost deferral).

•

The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Income tax expense shows the income tax effect of the changes illustrated above.

The impact of the new accounting standards (IFRS 9 and IFRS 15) on the Earnings per Ordinary and Saving Share of the first half of 2018 is equal to -0.01 euro (Basic=Diluted).

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	73

The breakdown of the impact of the new accounting standards on the main consolidated statements of financial position figures at June 30, 2018 is shown below.

(millions of euros)	6/30/2018 (a)	6/30/2018 comparable (b)	Impact of new standards (*) (c=a-b)
Assets
Non-current assets
Intangible assets	35,790	35,903	(113)

Tangible assets	15,931	15,931	—

Other non-current assets	4,400	4,670	(270)

Total Non-current assets	56,121	56,504	(383)

Current assets	8,964	9,083	(119)

Total Assets	65,085	65,587	(502)

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,340	21,484	(144)

Non-controlling interests	2,056	2,061	(5)

Total Equity	23,396	23,545	(149)

Non-current liabilities	29,024	29,286	(262)

Current liabilities	12,665	12,756	(91)

Total Liabilities	41,689	42,042	(353)

Total Equity and Liabilities	65,085	65,587	(502)

(*)	For more details, see the information provided on impacts at the transition date.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the reporting date of these half-year condensed consolidated financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB.

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 16 (Leases)	1/1/2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	1/1/2019
New Standards and Interpretations not yet endorsed by the EU
IFRIC 23 – Uncertainty over income tax treatments	1/1/2019
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	1/1/2019
Improvements to the IFRS (2015–2017 cycle)	1/1/2019
Amendments to IAS 19: plan amendment, curtailment or settlement	1/1/2019
Amendments to References to the Conceptual Framework in IFRS Standards	1/1/2020
IFRS 17: Insurance contracts	1/1/2021

The potential impacts on the consolidated financial statements from application of these standards and interpretations are currently being assessed.

In particular, a specific Group-level project for the adoption of IFRS 16 is now in the closing stage. Accordingly, a reliable estimate of the quantitative effects resulting from the adoption of such standard will only be possible once the project has been completed.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	74

IFRS 16 (Leases)

IFRS 16 (Leases) was adopted at the European Union level on October 31, 2017 by Commission Regulation (EU) 2017/1986. IFRS 16 replaces IAS 17 (Leases) and relative interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease; SIC 15 Operating Leases – Incentives; SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease).

For lease agreements that comply with the requirements of the new standard (which does not distinguish between operating leases and finance leases), IFRS 16 calls for the recognition in the statement of financial position of a financial liability consisting of the current value of future payments, against the recognition under assets of the “user rights for the leased assets”.

IFRS 16 applies retrospectively commencing as of January 1, 2019. The TIM Group intends to apply a simplified retrospective method by recognizing, for leases previously classified under IAS 17 as operating leases, a lease liability and the corresponding user rights, measured on the basis of the remaining lease payments at the transition date.

The main impacts on the consolidated financial statements of the Group are currently being quantified, but will consist of:

•	statements of financial position: higher non-current assets due to the recognition of “user rights for the leased assets” as a balancing entry to the higher financial liability recognized;

•

separate income statements: a positive impact on EBITDA, due to the different nature, description, and classification of expenses (the amortization of “user rights for the asset” and “financial expense for interest” instead of “Lease and rental costs – payments for operating leases”, as per IAS 17). Furthermore, the combination of the straight-line amortization of “user rights for the asset” and the application of the effective interest rate method for lease liabilities will result in higher income statement expenses in the first few years, compared to IAS 17, and decreasing expenses in the last years of the lease.

Half-year Condensed Consolidated Financial Statements	Note 2
at June 30, 2018 of the TIM Group	Accounting policies	75

NOTE 3

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at June 30, 2018 compared to December 31, 2017 are listed below.

Subsidiaries merged within the scope of consolidation:

Company		Business Unit	Month

Merger:
TI SPARKLE MED S.p.A.	Merged into TI Sparkle S.p.A.	Domestic	April 2018

In addition to that noted above, the changes in the scope of consolidation at June 30, 2018 compared to June 30, 2017 are listed below:

Subsidiaries exiting/merged within the scope of consolidation:

Company		Business Unit	Month
Exit:
TELECOM ITALIA FINANCE IRELAND Limited	Liquidated	Domestic	October 2017
Merger:
BEIGUA S.r.l.	Merged into Persidera S.p.A.	Domestic	July 2017
TI SPARKLE IRELAND TELECOMMUNICATIONS Limited	Merged into TI Sparkle S.p.A.	Domestic	July 2017
OLIVETTI MULTISERVICES S.p.A.	Merged into TIM S.p.A.	Domestic	October 2017
TIM REAL ESTATE S.r.l.	Merged into TIM S.p.A.	Domestic	October 2017
TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	Merged into TI Sparkle Brasil Participações Ltda	Domestic	October 2017

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	6/30/2018
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	21	44	65

joint ventures accounted for using the equity method	1		1

associates accounted for using the equity method	17		17

Total companies	39	44	83

	12/31/2017
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	22	44	66

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	19	—	19

Total companies	42	44	86

	6/30/2017
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	47	72

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	20	—	20

Total companies	46	47	93

Half-year Condensed Consolidated Financial Statements	Note 3
at June 30, 2018 of the TIM Group	Scope of consolidation	76

NOTE 4

GOODWILL

The breakdown and the changes in Goodwill during the first six months of 2018 were as follows:

(millions of euros)	12/31/2017	Reclassifications	Increase	Decrease	Impairments	Exchange differences	6/30/2018
Domestic	28,489						28,489

Core Domestic	28,077						28,077

International Wholesale	412						412

Brazil	973					(115)	858

Other Operations	—						—

Total	29,462	—	—	—	—	(115)	29,347

Goodwill for the Brazil cash generating unit fell over the first six months of 2018 due to exchange rate differences.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually when preparing the company’s separate and consolidated financial statements. Furthermore, if specific events or circumstances occur (“trigger events”) that could lead to a presumption that goodwill has suffered a reduction in value, impairment testing is also carried out when preparing interim financial statements.

As at June 30, 2018, with reference to the Core Domestic Cash Generating Unit, internal and external events and circumstances had occurred that led the company to carry out a number of analyses and inquiries to find out whether the conditions had been met to have to carry out impairment testing on the CGU.

The external events and circumstances can be traced back to the tensions and volatility of the financial markets in recent months in Italy and Europe, and to TIM‘s stock market capitalization continuing to be lower than consolidated equity. The internal events and circumstances are due to the fact that the results for the first half of 2018 of the Core Domestic Cash Generating Unit are showing some signs of slowdown, in particular in the consumer sector. The differences between the forecast and final figures are due to various factors, mainly including: (i) commercial competition and the change in the billing cycle (from four-weekly to monthly), (ii) delays, albeit modest, in the implementation of the employee solidarity institute, as well as in the development of other efficiency improvement projects, and finally (iii) a number of decisions taken by the industry regulators (for example on modem liberalization), impacting the forecast P&L of the Core Domestic CGU.

As regards the Brazil and International Wholesale CGUs, no information has come to light that could lead to a belief that the value of goodwill allocated to these CGUs has fallen, and therefore the impairment test was not repeated.

In view of the above, the company decided it was necessary to repeat the impairment test on the goodwill allocated to the Core Domestic CGU when drafting the 2018 half-year financial statements. It has done so by preparing sensitivity analyses that – in line with the method used at 31 December 2017 – made it possible to verify whether the positive difference at the end of 2017 between recoverable amount and carrying amount (4.5 billion euros for the Core Domestic CGU) had been eliminated and whether there was therefore a need to impair goodwill.

The sensitivity analyses on recoverable value were carried out by determining the value in use, based on the average normal flow used in the impairment test for the financial statements as at December 31, 2017, updating any input data deemed to have potentially undergone significant changes as a consequence of the internal and external events referred to above. In particular, the expected earnings flow and the capital discount rate were reviewed.

Half-year Condensed Consolidated Financial Statements	Note 4
at June 30, 2018 of the TIM Group	Goodwill	77

In accordance with IAS36, the standards and measurement best practices, the explicit forecast flows used to determine value in use are derived from the 2018-2020 Industrial Plan, supplemented by figures extrapolated for a further two years (2021-2022).

These flows cover the period from the second half 2018-2022 and take into account the first half and the preliminary 2018 projections, while the figures from the 2019-2020 Plan and extrapolated 2021-2022 figures were used using a range of EBITDA oscillations deemed reasonable and able to take into account elements of risk not reflected in the forecasts of the industrial plan.

To estimate the terminal value, the extrapolated flows until 2022 are used as a long-term sustainable flow, duly adjusted to take into account an adequate level of long-term investment (19.3% capex/revenues in the Terminal Value, in line with the assumptions of the impairment test carried out for the 2017 Financial Statements).

The cost of capital used to discount the future cash flows in the estimate of the value in use of the Core Domestic CGU has been set at 6.4% (8.5% equivalent rate including tax effect) and has been updated, in line with the 2017 Financial Statements, as follows:

•	it was estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets;

•	it includes appropriate yield premiums for country risk;

•	it was calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

The G-Rate used to estimate the residual value after the explicit forecast period was confirmed at 0.5%, unchanged on December 2017. It is within the range of growth rates applied by the analysts who monitor TIM shares. The implicit capitalization rates, resulting from the difference between the cost of capital, after tax, and the G-Rate, was 8.0%.

The positive difference between the recoverable amount and the carrying amount at December 2017 (4,465 million euros), in the various sensitivity scenarios analyzed fell and now lies in a range between +3.2 billion euros to almost zero in the most prudent sensitivity scenario, in which it is assumed that all negative risk elements have an impact on long-term flows, hypothesizing no reactions and recovery plans by the Company to deal with these risks.

Given the growth rate of the terminal value “g” (0.5%), the cost of capital before taxes that would make recoverable amount equal to carrying amount lies, the various scenario analyses, between 9.1% and 8.5% in the most prudential scenario (8.6% - 8.0% with reference to the implicit capitalization rate).

Therefore, in view of the analyses carried out, although it was not necessary to impair the goodwill attributed to the Core Domestic CGU, the reduction in the available “headroom” (difference between recoverable amount and carrying amount) led – considering also the changes in interest rates and the market volatility of the markets in recent months – to a need for continuous monitoring of the evolution of business performance, also in order to update the guidelines of the Industrial Plan, scheduled for the end of the current year.

Half-year Condensed Consolidated Financial Statements	Note 4
at June 30, 2018 of the TIM Group	Goodwill	78

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 749 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2017	Adoption IFRS 15	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	6/30/2018
Industrial patents and intellectual property rights	2,193		212	(595)			(109)		365	2,066

Concessions, licenses, trademarks and similar rights	2,750		29	(202)			(75)		152	2,654

Other intangible assets	134	(110)	6	(3)					4	31

Work in progress and advance payments	2,115		189			(1)	(90)	21	(542)	1,692

Total	7,192	(110)	436	(800)	—	(1)	(274)	21	(21)	6,443

Additions in the first half of 2018 included 139 million euros of internally generated assets (133 million euros in the first half of 2017).

Industrial patents and intellectual property rights at June 30, 2018 essentially consisted of software applications purchased outright and user license rights, relating to TIM S.p.A. (1,223 million euros) and the Brazil Business Unit (816 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2018 mainly referred to:

•	the remaining cost of telephone licenses and similar rights (1,555 million euros for TIM S.p.A., 535 million euros for the Brazil Business Unit);

•	Indefeasible Rights of Use - IRU (374 million euros), mainly relating to companies of the Telecom Italia Sparkle group - International Wholesale (271 million euros) and the Parent (103 million euros);

•	TV frequencies of the company Persidera in the Core Domestic segment (108 million euros).

Other intangible assets fell mainly due to introduction of IFRS 15, under which mobile customer acquisition costs (Subscriber Acquisition Costs - SACs), relating to contracts with lock-in clauses (110 million euros at 31 December 2017), are no longer capitalized and amortized. Instead they are reclassified as deferred contract costs and then subsequently recognized in the income statement over the term of the contract in the item “Acquisition of goods and services”. The figure at June 30, 2018 mainly consisted of surface rights acquired by INWIT.

Work in progress and advances included the advance payment in 2017 by TIM S.p.A. of 630 million euros for the extension of the user rights to the 900 MHz and 1800 MHz (GSM) bands, which takes effect from July 1, 2018 to December 31, 2029.

As reported earlier, the item also included the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais (equal to around 1 billion euros), but not yet in operation. In the first half of 2018, part of the user rights, amounting to 156 million euros, came into operation and was consequently reclassified under the item “Concessions, licenses, trademarks and similar rights”.

The finance expenses directly attributable to the purchase of these rights have been capitalized since 2014. In the first half of 2018, the capitalized finance expenses totaled 21 million euros, at an annual interest rate of 8.52%; expenses capitalized were deducted directly in the income statement from “Finance expenses”.

Half-year Condensed Consolidated Financial Statements	Note 5
at June 30, 2018 of the TIM Group	Intangible assets with a finite useful life	79

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned decreased by 393 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2017	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	6/30/2018
Land	213	3				(1)	1	216

Buildings (civil and industrial)	488	5	(18)			(2)	8	481

Plant and equipment	12,049	821	(1,105)		(1)	(242)	338	11,860

Manufacturing and distribution equipment	36	3	(7)				1	33

Other	376	32	(82)		(1)	(14)	56	367

Construction in progress and advance payments	1,054	268			(6)	(25)	(425)	866

Total	14,216	1,132	(1,212)	—	(8)	(284)	(21)	13,823

Additions in the first six months of 2018 included 171 million euros of internally generated assets (184 million euros in the first six months of 2017).

Land comprises both built-up land and available land and is not subject to depreciation. The figure at June 30, 2018 referred primarily to TIM S.p.A. (178 million euros).

Buildings (civil and industrial) mainly includes buildings for mixed use (telephone exchanges or office use) and light constructions. The figure for June 30, 2018 referred primarily to TIM S.p.A. (447 million euros).

Plant and equipment includes the technological infrastructure used for the functioning of voice and data telephone traffic. The figure at June 30, 2018 was attributable to TIM S.p.A. for the most part (9,138 million euros) and to companies belonging to the Brazil Business Unit (1,853 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operation and maintenance of plants and equipment and refers mainly to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Half-year Condensed Consolidated Financial Statements	Note 6
at June 30, 2018 of the TIM Group	Tangible assets (owned and under finance leases)	80

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 223 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2017	Additions	Increases in finance leasing contracts	Depreciation and amortization	Exchange differences	Other changes	6/30/2018
Land under lease	16						16

Buildings (civil and industrial)	1,768	20	5	(83)	—	(139)	1,571

Plant and equipment	353	5	3	(9)	(29)	7	330

Other	138		36	(18)	(1)	(2)	153

Construction in progress and advance payments	56	4				(22)	38

Total	2,331	29	44	(110)	(30)	(156)	2,108

Additions in the first half of 2018 referred to TIM S.p.A.

The increases in finance leasing contracts refers mainly to TIM S.p.A. (38 million euros) and only on a residual basis to the Brazil Business Unit.

Buildings (civil and industrial) includes buildings under finance lease and related building adaptations, mainly attributable to TIM S.p.A. The net decrease of 139 million euros (“Other changes” column) reflects 159 million euros for the real estate restructuring and rationalization plan, under which office space and industrial premises will be progressively released, with consequent updates to the estimated life of the renegotiated leases, as the renewal option on some longer-term leases is unlikely to be exercised.

Plant and equipment mainly includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease. The additions in the first half of 2018 related to the progress on the contract for the acquisition of IRU transmission capacity by the Parent.

The item Other mainly comprises the finance leases on autovehicles. The change for the period was mainly driven by the renegotiation by the Parent of lease agreements on motor vehicles for personal use with suppliers, which introduced the option of extending all leases in place at January 1, 2018 and those activated after that date; this resulted in the measurement of the existing agreements as finance leasing under IAS 17, with an impact on the balance sheet at June 30, 2018 of 23 million euros in terms of higher tangible assets and related payables for financial leases.

Half-year Condensed Consolidated Financial Statements	Note 6
at June 30, 2018 of the TIM Group	Tangible assets (owned and under finance leases)	81

NOTE 7

INVESTMENTS

Investments in associates and joint ventures accounted for using the equity method are reported below in detail.

(millions of euros)	6/30/2018	12/31/2017
Tiglio I	5	7

NordCom	5	5

W.A.Y.	3	3

Other	2	2

Total Associates	15	17

Alfiere	—	—

Total Joint Ventures	—	—

Total investments accounted for using the equity method	15	17

The list of investments accounted for using the equity method is presented in the Note “List of companies of the TIM Group”.

Other investments refer to the following:

(millions of euros)	6/30/2018	12/31/2017
Assicurazioni Generali	3	3

Fin.Priv.	17	20

Northgate CommsTech Innovations Partners L.P.	16	17

Other	14	11

Total	50	51

As permitted by IFRS 9, TIM now measures all Other Investments at fair value through other comprehensive income (FVTOCI).

Half-year Condensed Consolidated Financial Statements	Note 7
at June 30, 2018 of the TIM Group	Investments	82

NOTE 8

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			6/30/2018	12/31/2017
Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments			—	—

Receivables from employees			47	47

Financial receivables for lease contracts			66	69

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,282	1,495

Non-hedging derivatives			10	7

Other financial receivables			—	150

Total non-current financial assets	(a	)	1,405	1,768

Current financial assets
Securities other than investments
Held for trading			—	—

Held-to-maturity			—	—

Available-for-sale			—	993

Measured at amortized cost (AC)			—	—

Measured at fair value through other comprehensive income (FVTOCI)			806	—

Measured at fair value through profit or loss (FVTPL)			229	—

			1,035	993

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			1	100

Receivables from employees			15	16

Financial receivables for lease contracts			29	45

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			178	260

Non-hedging derivatives			16	15

Other short-term financial receivables			151	1

			390	437

Cash and cash equivalents			2,102	3,575

Total current financial assets	(b	)	3,527	5,005

Financial assets relating to Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total non-current and current financial assets	(a+b+c	)	4,932	6,773

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which TIM is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services;

•	finance leases on rights of use and equipment.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature mainly refer to the mark-to-market spot valuation component of the hedging derivatives, whereas hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

The Non-hedging derivatives consist of the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Half-year Condensed Consolidated Financial Statements	Note 8
at June 30, 2018 of the TIM Group	Financial assets (non-current and current)	83

Securities other than investments included in current financial assets relate to:

•

806 million euros of listed securities, of which 456 million euros of Italian and European treasury bonds purchased by TIM S.p.A. (252 million euros), Telecom Italia Finance S.A. (194 million euros) and INWIT S.p.A. (10 million euros), as well as 350 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. Under IFRS 9, such securities are classified as financial assets measured at fair value through other comprehensive income (FVTOCI). The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies in force;

•	229 million euros of investments in monetary funds by the Brazil Business Unit, which under IFRS 9 are classified as financial assets measured at fair value through profit or loss (FVTPL).

Further details are provided in the Note “Accounting standards”.

Other short-term financial receivables referred to a 150 million-euro deposit made by TIM S.p.A. with Deutsche Bank in June 2017, maturing in June 2019.

Cash and cash equivalents fell by 1,473 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)	6/30/2018	12/31/2017
Liquid assets with banks, financial institutions and post offices	1,861	2,828

Checks, cash and other receivables and deposits for cash flexibility	2	2

Securities other than investments (due within 3 months)	239	745

Total	2,102	3,575

The different technical forms of investing available cash at June 30, 2018 had the following characteristics:

•	maturities: all deposits have a maximum maturity date of three months;

•

counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

•	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 238 million euros (744 million euros at December 31, 2017) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

Half-year Condensed Consolidated Financial Statements	Note 8
at June 30, 2018 of the TIM Group	Financial assets (non-current and current)	84

NOTE 9

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Employee benefits fell by 243 million euros compared to December 31, 2017. The figure breaks down as follows.

(millions of euros)			6/30/2018	12/31/2017
Miscellaneous receivables (non-current)	(a	)	613	704

Other non-current assets
Deferred contract costs			1,443

Other cost deferrals			123

Medium/long-term prepaid expenses				1,718

	(b	)	1,566	1,718

Total	(a+b	)	2,179	2,422

Miscellaneous receivables (non-current) amounted to 613 million euros (704 million euros at December 31, 2017) and mainly refer to the Brazil Business Unit (561 million euros); 651 million euros at December 31, 2017) and related to receivables for court deposits of 305 million euros (349 million euros at December 31, 2017); they also include current income tax receivables of 91 million euros (96 million euros at December 31, 2017).

Other non-current assets amounted to 1,566 million euros (1,718 million euros at December 31, 2017). They break down as follows:

•

Deferred contract costs totaling 1,443 million euros, relating to the deferral of costs connected with the activation and acquisition of new contracts with customers, classified at December 31, 2017 as Medium/long-term prepaid expenses.

Under previous accounting policies, contract costs (incremental costs of obtaining a contract and costs to fulfill a contract) were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer.

That approach is substantially confirmed under IFRS 15, with the exception of the reclassification of subscriber acquisition costs (SACs) connected to contracts with lock-in clauses from intangible assets, equal at January 1, 2018 to 110 million euros (of which 50 million euros medium/long-term).

Contract costs from the activation of the service are deferred throughout the expected life of the relationship with the customer, taking also into account the reasonable expectations of cash flows arising from these services. The average expected duration at June 30, 2018 was 7 years.

•

Other cost deferrals of 123 million euros were attributable mainly to the companies of the Domestic Business Unit (TIM S.p.A.: 80 million euros in rental costs; INWIT S.p.A.: 22 million euros for advance lease payments).

•

Medium/long-term prepaid expenses: as detailed above, no longer present at June 30, 2018 as included in the aforementioned items; as at December 31, 2017, they mainly referred to the deferral of costs connected with the activation and acquisition of new contracts with customers (by the Domestic Business Unit).

Half-year Condensed Consolidated Financial Statements	Note 9
at June 30, 2018 of the TIM Group	Miscellaneous receivables and other non-current assets	85

NOTE 10

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets rose by 101 million euros compared to December 31, 2017. The item breaks down as follows.

(millions of euros)			6/30/2018	12/31/2017
Amounts due on construction contracts	(a	)	36	34

Trade receivables
Receivables from customers			2,602	2,528

Receivables from other telecommunications operators			818	972

	(b	)	3,420	3,500

Miscellaneous receivables (current)
Other receivables	(c	)	601	645

Other current assets
Contract assets			46

Deferred contract costs			517

Other cost deferrals			440

Trade and miscellaneous prepaid expenses				780

	(d	)	1,003	780

Total	(a+b+c+d	)	5,060	4,959

Trade receivables amounted to 3,420 million euros (3,500 million euros at December 31, 2017) and were net of the provision for bad debts of 771 million euros (597 million euros at December 31, 2017).

Trade receivables mainly related to TIM S.p.A. (2,401 million euros) and the Brazil Business Unit (594 million euros). They also included 42 million euros (43 million euros at December 31, 2017) of medium/long-term receivables, essentially for agreements for the sale of Indefeasible Rights of Use (IRU).

The application of the new standard IFRS 9 (Financial Instruments) resulted in the recognition at 1/1/2018 of 147 million euros of higher write-downs for expected credit losses on trade receivables, due to the introduction of the expected credit loss model as per IFRS 9, replacing the incurred loss model required by IAS 39.

Miscellaneous receivables (current) refer to other receivables amounting to 601 million euros (645 million euros at December 31, 2017) and were net of a provision for bad debts of 52 million euros (54 million euros at December 31, 2017). Details are as follows:

(millions of euros)	6/30/2018	12/31/2017
Advances to suppliers	53	69

Receivables from employees	15	12

Tax receivables	111	135

Receivables for grants from the government and public entities	208	207

Sundry receivables	214	222

Total	601	645

Tax receivables included 87 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 24 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes, other taxes and ancillary charges unduly collected by the tax authorities that are currently pending litigation, and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Decree Law 258/2006, converted with amendments by Law 278/2006.

Receivables for grants from the government and public entities mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the income statement when the related plants become ready for use.

Half-year Condensed Consolidated Financial Statements	Note 10
at June 30, 2018 of the TIM Group	Trade and miscellaneous receivables and other current assets	86

Sundry receivables mainly included:

•	receivables for with-recourse assignments to other factoring companies (53 million euros);

•	receivables from social security and assistance agencies due to TIM S.p.A. (26 million euros);

•	miscellaneous receivables due to TIM S.p.A. from other licensed TLC operators (42 million euros).

Other current assets included:

•

Contract assets: the item, totaling 35 million euros at 1/1/2018, was introduced in light of the adoption of IFRS 15 and consisted of contract assets arising from the early recognition of revenues resulting from the allocation of contract discounts for bundle offers to different performance obligations. Contract assets at June 30, 2018 amounted to 46 million euros, net of the provision for bad debts of 3 million euros, allocated entirely in the first half of 2018.

•

deferred contract costs relating to the deferral of costs connected with the activation and acquisition of new contracts with customers (which at December 31, 2017 were classified as “trade and miscellaneous prepaid expenses”).

Under previous accounting policies, contract costs (incremental costs of obtaining a contract and costs to fulfill a contract) were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer.

That approach is substantially confirmed under IFRS 15, with the exception of the reclassification of subscriber acquisition costs (SACs) connected to contracts with lock-in clauses from intangible assets, equal at January 1, 2018 to 110 million euros (of which 60 million euros short-term).

Contract costs from the activation of the service are deferred throughout the expected life of the relationship with the customer, taking also into account the reasonable expectations of cash flows arising from these services. The average expected duration at June 30, 2018 was 7 years.

•	Other cost deferrals refer:

•

to the Parent, primarily for deferred costs connected with rent payments (80 million euros), building leases (67 million euros), insurance premiums (16 million euros) and maintenance (4 million euros);

•	to the Brazil Business Unit, for the deferral of the charge related to the grant for the exercise of telecommunications activities (FISTEL) of approximately 95 million euros;

•	to INWIT S.p.A. for 24 million euros in advance lease payments.

•

Trade and miscellaneous prepaid expenses, no longer present at June 30, 2018 as included in the previous items; trade and miscellaneous prepaid expenses totaled 780 million euros at December 31, 2017. The item referred mainly to the Parent and referred to cost deferrals for the activation and acquisition of new contracts with customers, building leases, rent and maintenance, and insurance premiums.

TIM Group Condensed Consolidated Financial Statements	Note 10
at June 30, 2018 of the TIM Group	Trade and miscellaneous receivables and other current assets	87

NOTE 11

EQUITY

Equity consisted of:

(millions of euros)	6/30/2018	12/31/2017
Equity attributable to Owners of the Parent	21,340	21,557

Non-controlling interests	2,056	2,226

Total	23,396	23,783

The composition of Equity attributable to Owners of the Parent is provided below:

(millions of euros)		6/30/2018		12/31/2017
Share capital		11,587		11,587

Additional paid-in capital		2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		7,659		7,876

Reserve for financial assets measured at fair value through other comprehensive income(*)	58		42

Reserve for hedging instruments	(691)		(582)

Reserve for exchange differences on translating foreign operations	(1,380)		(955)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(100)		(104)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	9,772		9,475

Total		21,340		21,557

(*)	At December 31, 2017 the item included the “Reserve for available-for-sale financial assets”.

On the basis of the resolution passed by the Shareholders’ Meeting held on April 24, 2018, the profit for the year 2017 reported in the financial statements of the Parent TIM S.p.A. has been allocated as follows:

•	166 million euros, for the distribution of a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law;

•	54 million euros to the legal reserve;

•	867 million euros to retained earnings.

Movements in the first six months of 2018 in Share Capital, amounting to 11,587 million euros, net of treasury shares of 90 million euro, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2017 and June 30, 2018

(number of shares)			at 12/31/2017	Share issues	at 6/30/2018	% of share capital
Ordinary shares issued	(a	)	15,203,122,583	—	15,203,122,583	71.61%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	15,039,368,195	—	15,039,368,195

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	28.39%

Total TIM S.p.A. shares issued	(a+d	)	21,230,914,282	—	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding	(c+d	)	21,067,159,894	—	21,067,159,894

TIM Group Condensed Consolidated Financial Statements	Note 11
at June 30, 2018 of the TIM Group	Equity	88

Reconciliation between the value of shares outstanding at December 31, 2017 and June 30, 2018

(millions of euros)			Share capital at 12/31/2017	Change in share capital	Share capital at 6/30/2018
Ordinary shares issued	(a	)	8,362	—	8,362

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	8,272	—	8,272

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total TIM S.p.A. share capital issued	(a+d	)	11,677	—	11,677

Total TIM S.p.A. share capital outstanding	(c+d	)	11,587	—	11,587

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

TIM Group Condensed Consolidated Financial Statements	Note 11
at June 30, 2018 of the TIM Group	Equity	89

NOTE 12

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			6/30/2018	12/31/2017
Financial payables (medium/long-term):
Bonds			16,580	18,119

Convertible bonds			1,877	1,862

Amounts due to banks			2,790	3,798

Other financial payables			167	161

			21,414	23,940

Finance lease liabilities (medium/long-term)			2,001	2,249

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,473	1,914

Non-hedging derivatives			—	5

Other liabilities			—	—

			1,473	1,919

Total non-current financial liabilities	(a	)	24,888	28,108

Financial payables (short-term):
Bonds			3,338	2,215

Convertible bonds			6	6

Amounts due to banks			2,147	2,183

Other financial payables			61	96

			5,552	4,500

Finance lease liabilities (short-term)			183	181

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			349	71

Non-hedging derivatives			1	4

Other liabilities			—	—

			350	75

Total current financial liabilities	(b	)	6,085	4,756

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total Financial liabilities (Gross financial debt)	(a+b+c	)	30,973	32,864

TIM Group Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	90

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2018		12/31/2017
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	6,452	5,534	7,168	5,977

GBP	1,228	1,386	1,266	1,427

BRL	4,867	1,083	5,863	1,478

JPY	20,031	155	20,031	148

EURO		22,815		23,834

Total		30,973		32,864

The breakdown of gross financial debt by effective interest-rate bands applicable to the original currency is provided below, excluding the effect of any derivative hedging instruments:

(millions of euros)	6/30/2018	12/31/2017
Up to 2.5%	4,145	5,005

From 2.5% to 5%	10,481	10,571

From 5% to 7.5%	10,716	11,265

From 7.5% to 10%	2,805	2,690

Over 10%	424	589

Accruals/deferrals, MTM and derivatives	2,402	2,744

Total	30,973	32,864

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	6/30/2018	12/31/2017
Up to 2.5%	11,565	13,071

From 2.5% to 5%	7,811	6,631

From 5% to 7.5%	6,817	7,366

From 7.5% to 10%	1,954	1,849

Over 10%	424	1,203

Accruals/deferrals, MTM and derivatives	2,402	2,744

Total	30,973	32,864

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 6/30 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Convertible bonds	3,025	720	1,111	3,089	1,423	12,153	21,521

Loans and other financial liabilities	1,659	881	633	234	773	96	4,276

Finance lease liabilities	146	138	138	119	385	1,221	2,147

Total	4,830	1,739	1,882	3,442	2,581	13,470	27,944

Current financial liabilities	705	—	—	—	—	—	705

Total	5,535	1,739	1,882	3,442	2,581	13,470	28,649

The main components of financial liabilities are commented below.

TIM Group Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	91

Bonds are broken down as follows:

(millions of euros)	6/30/2018	12/31/2017
Non-current portion	16,580	18,119

Current portion	3,338	2,215

Total carrying amount	19,918	20,334

Fair value adjustment and measurements at amortized cost	(397)	(559)

Total nominal repayment amount	19,521	19,775

The convertible bonds consist of the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares, maturing in 2022.

This item was broken down as follows:

(millions of euros)	6/30/2018	12/31/2017
Non-current portion	1,877	1,862

Current portion	6	6

Total carrying amount	1,883	1,868

Fair value adjustment and measurements at amortized cost	117	132

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of bonds and convertible bonds totaled 21,521 million euros, down by 254 million euros compared to December 31, 2017 (21,775 million euros) as a result of new issues, repayments and the exchange effect in the first half of 2018.

Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	92

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/18 (%)	Market value at 6/30/18 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	102.667	597

Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	103.054	858

GBP	850	959.3	6.375%	6/24/04	6/24/19	98.850	104.319	1,001

Euro	719.4	719.4	4.000%	12/21/12	1/21/20	99.184	105.564	760

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	109.569	600

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	109.011	614

Euro	(b) 205	205	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	205

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	113.429	1,003

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	95.257	1,905

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	106.143	1,061

GBP	375	423.2	5.875%	5/19/06	5/19/23	99.622	110.392	467

Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	102.370	1,024

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	107.464	806

USD	1,500	1,286.7	5.303%	5/30/14	5/30/24	100	98.769	1,271

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	101.785	1,018

Euro	750	750	2.875%	6/28/18	1/28/26	100	99.645	747

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	105.531	1,055

Euro	1,250	1,250	2.375%	10/12/17	10/12/27	99.185	94.452	1,181

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	103.356	692

Subtotal		16,422.9						16,865

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	138.019	1,401

Subtotal		1,015						1,401

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d)759.7	651.6	7.175%	6/18/09	6/18/19	100	103.040	671

USD	1,000	857.8	6.375%	10/29/03	11/15/33	99.558	98.852	848

USD	1,000	857.8	6.000%	10/6/04	9/30/34	99.081	95.479	819

USD	1,000	857.8	7.200%	7/18/06	7/18/36	99.440	103.059	884

USD	1,000	857.8	7.721%	6/4/08	6/4/38	100	108.211	928

Subtotal		4,082.8						4,150

Total		21,520.7						22,416

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.
(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The regulations and the Offering Circulars relating to the bonds of the TIM Group are available on the corporate website www.telecomitalia.com.

Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	93

The following table lists the changes in bonds during the first half of 2018:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 2.875% maturing 1/28/2026	Euro	750	6/28/2018

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia Capital S.A. 677 million USD 6.999% (2)	USD	677	6/4/2018

(1)	Net of buybacks by the Company of 157 million euros during 2015.
(2)	Net of the securities bought back by TIM S.p.A. on July 20, 2015 (323 million US dollars).

Medium/long-term amounts due to banks, totaling 2,790 million euros (3,798 million euros at December 31, 2017), fell by 1,008 million euros, due to the exercise of the early repayment option of the bilateral term loan in place at the end of 2017 (UBI Banca 200 million euros, Mediobanca 209 million euros, Intesa Sanpaolo 200 million euros). Short-term amounts due to banks totaled 2,147 million euros (2,183 million euros at December 31, 2017) and included 1,491 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables totaled 167 million euros (161 million euros at December 31, 2017) and included 151 million euros referring to the Telecom Italia Finance S.A. loan for JPY 20,000 million, maturing in 2029. Short-term other financial payables amounted to 61 million euros (96 million euros at December 31, 2017) and included 11 million euros of the current portion of medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 2,001 million euros (2,249 million euros at December 31, 2017) and mainly related to property leases recognized under IAS 17 using the financial method. Short-term finance lease liabilities amounted to 183 million euros (181 million euros at December 31, 2017) and referred to the current portion of medium/long-term finance lease liabilities. In view of the real estate rationalization plan currently underway and the consequent assessment of the likelihood of exercising the option of renewing the real-estate lease agreements at expiry, the liability and the value of the assets held under finance lease were written down by around 159 million euros.

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,473 million euros (1,914 million euros at December 31, 2017). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 349 million euros (71 million euros at December 31, 2017).

No non-hedging derivatives were classified under non-current financial liabilities (5 million euros at December 31, 2017), whereas non-hedging derivatives classified as current financial liabilities amounted to 1 million euros (4 million euros at December 31, 2017). These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

COVENANTS AND NEGATIVE PLEDGES IN PLACE AT JUNE 30, 2018

Bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(4); furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since the bonds were placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, they carry negative pledges, such as, for example, the commitment not to pledge the company’s assets as collateral for loans.

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at June 30, 2018, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

(4)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., as further detailed below.

Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	94

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros are subject to the following covenants:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, are subject to the following covenants:

•

“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•

“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to third parties not controlled by the Company, or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which may then opt to demand collateral or an amendment of the loan contract or choose an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to pledge the Company’s assets as collateral for loans (negative pledge) and the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in export credit loan agreements.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such an Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as at June 30, 2018, no covenant, negative pledge or other clause relating to the aforementioned debt position had in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2018:

	6/30/2018		12/31/2017
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	—	—	4.0	—

Revolving Credit Facility – expiring March 2020	—	—	3.0	—

Revolving Credit Facility – expiring January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

At June 30, 2018, TIM held, but had not drawn on, a syndicated 5 billion-euro revolving credit facility expiring January 16, 2023.

Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	95

TIM also holds:

•	a bilateral Term Loan from UBI Banca, maturing June 2020, for 50 million euros, drawn down for the full amount;

•	a bilateral Term Loan from ICBC, maturing June 2021, for 160 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Banca Monte dei Paschi di Siena, maturing June 2021, for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna, maturing July 2018, for 150 million euros, drawn down for the full amount;

•	an overdraft facility with Intesa Sanpaolo, maturing December 2018, for 200 million euros, drawn down for the full amount.

TIM’S RATING AT JUNE 30, 2018

At June 30, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

Half-year Condensed Consolidated Financial Statements	Note 12
at June 30, 2018 of the TIM Group	Financial liabilities (non-current and current)	96

NOTE 13

NET FINANCIAL DEBT

The following table shows the net financial debt at June 30, 2018 and at December 31, 2017, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of the net financial debt determined according to the criteria indicated by the ESMA and net financial debt calculated according to the criteria of the TIM Group.

(millions of euros)			6/30/2018	12/31/2017
Non-current financial liabilities			24,888	28,108

Current financial liabilities			6,085	4,756

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—

Total gross financial debt	(a	)	30,973	32,864

Non-current financial assets (°)

Non-current financial receivables for lease contract			(66)	(69)

Non-current hedging derivatives			(1,282)	(1,495)

	(b	)	(1,348)	(1,564)
Current financial assets

Securities other than investments			(1,035)	(993)

Financial receivables and other current financial assets			(390)	(437)

Cash and cash equivalents			(2,102)	(3,575)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	—

	(c	)	(3,527)	(5,005)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	26,098	26,295

Non-current financial assets (°)

Securities other than investments			—	—

Other financial receivables and other non-current financial assets			(57)	(204)

	(e	)	(57)	(204)

Net financial debt (*)	(f=d+e	)	26,041	26,091

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(900)	(783)

Adjusted net financial debt	(f+g	)	25,141	25,308

(°)	At June 30, 2018 and at December 31, 2017, “non-current financial assets” (b+e) amounted to 1,405 million euros and 1,768 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions and direction and coordination activity”.

Half-year Consolidated Financial Statements	Note 13
at June 30, 2018 of the TIM Group	Net financial debt	97

The following additional disclosures are provided in accordance with IAS 7:

Additional cash flow information required by IAS 7

				Cash movements		Non-cash movements
(millions of euros)			12/31/2017	Receipts and/or issues	Payments and/or reimbursements	Differences exchange rates	Fair value changes	Other changes and reclassifications	6/30/2018
Financial payables (medium/long-term):
Bonds			20,334	750	(1,170)	164	4	(164)	19,918

Convertible bonds			1,868					15	1,883

Amounts due to banks			5,080	511	(1,219)	(99)		8	4,281

Other financial payables			175		(3)	4		2	178

	(a	)	27,457	1,261	(2,392)	69	4	(139)	26,260

of which short-term			3,517		(2,372)	8	26	3,667	4,846

Finance lease liabilities (medium/long-term):			2,430	63	(99)	(48)		(162)	2,184

	(b	)	2,430	63	(99)	(48)	—	(162)	2,184

of which short-term			181		(99)	(2)		103	183

Other financial liabilities (medium/long-term):
Hedging derivative liabilities relating to hedged items classified as non-current assets/liabilities of a financial nature			1,985			(26)	(142)	5	1,822

Non-hedging derivative liabilities			9			(6)		(2)	1

Other liabilities			—						—

	(c	)	1,994	—	—	(32)	(142)	3	1,823

of which short-term			75			253	19	3	350
Financial payables (short-term):
Amounts due to banks			901					(245)	656

Other financial payables			82					(32)	50

	(d	)	983	—	—	—	—	(277)	706

Total Financial liabilities (Gross financial debt)
	(e=a+b+c+d	)	32,864	1,324	(2,491)	(11)	(138)	(575)	30,973

Hedging derivative receivables relating to hedged items classified as current and non-current assets/liabilities of a financial nature	(f	)	1,755			3	(253)	(45)	1,460

Non-hedging derivative receivables	(g	)	22			6	(2)		26

Total	(h=e-f-g	)	31,087	1,324	(2,491)	(20)	117	(530)	29,487

Half-year Condensed Consolidated Financial Statements	Note 13
at June 30, 2018 of the TIM Group	Net financial debt	98

NOTE 14

DERIVATIVES

The hedge accounting rules provided by IAS 39 continued to be applied in the first half for derivatives.

Derivative financial instruments are used by the TIM Group to hedge its exposure to foreign exchange rate risk, to manage interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at June 30, 2018 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), currency forwards and foreign exchange options to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following table shows the derivative financial instruments of the TIM Group at June 30, 2018 and at December 31, 2017, by type (for cross currency and interest rate swaps the notional amount refers to the synthetic hedge).

Type (millions of euros)	Hedged risk	Notional amount at 6/30/2018	Notional amount at 12/31/2017	Spot (*) Mark-to- Market (Clean Price) at 6/30/2018	Spot Mark-to- Market* (Clean Price) at 12/31/2017
Interest rate swaps	Interest rate risk	4,334	4,334	23	2

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	—	—	—	—

Total Fair Value Hedge Derivatives		4,334	4,334	23	2

Interest rate swaps	Interest rate risk	—	—	—	—

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	6,666	7,100	(427)	(325)

Total Cash Flow Hedge Derivatives		6,666	7,100	(427)	(325)

Total Non-Hedge Accounting Derivatives		157	213	25	15

Total TIM Group derivatives		11,157	11,647	(379)	(308)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

TIM Group Condensed Consolidated Financial Statements	Note 14
at June 30, 2018 of the TIM Group	Derivatives	99

NOTE 15

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces the following levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide additional information on the financial instruments, including a table relating to the hierarchy level for each class of financial asset/liability measured at fair value at June 30, 2018.

Key for IFRS 9 categories

Acronym
Financial assets measured at:
Amortized cost	AC
Fair value through other comprehensive income	FVTOCI
Fair value through profit or loss	FVTPL
Financial liabilities measured at:
Amortized cost	AC
Fair value through profit or loss	FVTPL
Hedging Derivatives	HD
Not applicable	n.a.

Half-year Condensed Consolidated Financial Statements	Note 15
at June 30, 2018 of the TIM Group	Supplementary disclosures on financial instruments	100

Fair value hierarchy level for each class of financial asset/liability at 6/30/2018

					Carrying amount at 6/30/2018	Hierarchy Levels
(millions of euros)			IFRS 9 categories	Note		Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS
Non-current assets
Other investments			FVTOCI	7)	50	3	17	30

Securities, financial receivables and other non-current financial assets
of which securities			FVTOCI	8)	—

of which hedging derivatives			HD	8)	1,282		1,282

of which non-hedging derivatives			FVTPL	8)	10		10

	(a	)			1,342	3	1,309	30

Current assets
Securities
Measured at fair value through other comprehensive income (FVTOCI)			FVTOCI	8)	806	806

Measured at fair value through profit or loss (FVTPL)			FVTPL	8)	229	229

Financial receivables and other current financial assets
of which hedging derivatives			HD	8)	178		178

of which non-hedging derivatives			FVTPL	8)	16		16

	(b	)			1,229	1,035	194	—

Total	(a+b	)			2,571	1,038	1,503	30

LIABILITIES
Non-current liabilities
of which hedging derivatives			HD	12)	1,473		1,473

of which non-hedging derivatives			FVTPL	12)	—		—

	(c	)			1,473	—	1,473	—

Current liabilities
of which hedging derivatives			HD	12)	349		349

of which non-hedging derivatives			FVTPL	12)	1		1

	(d	)			350	—	350	—

Total	(c+d	)			1,823	—	1,823	—

(*)	Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

The other investments measured at fair value through other comprehensive income included in Level 3 at June 30, 2018 consisted primarily of the investment held in Northgate Telecom Innovations Partners L.P..

Half-year Condensed Consolidated Financial Statements	Note 15
at June 30, 2018 of the TIM Group	Supplementary disclosures on financial instruments	101

NOTE 16

EMPLOYEE BENEFITS

Employee benefits fell by 21 million euros compared to December 31, 2017. The figure breaks down as follows.

(millions of euros)			12/31/2017	Increases/ Present value	Decrease	Exchange differences and other changes	6/30/2018
Provision for employee severance indemnities	(a	)	958	1	(6)	—	953

Provision for pension and other plans			22	2	(1)	—	23

Provision for termination benefit incentives and corporate restructuring			853	2	(19)	—	836

Total other provisions for employee benefits	(b	)	875	4	(20)	—	859

Total	(a+b	)	1,833	5	(26)		1,812

of which:
non-current portion			1,736				1,731

current portion (*)			97				81

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 5 million euros. The decreases of 6 million euros refer to indemnities paid during the period to employees who terminated employment or for advances. The increase of 1 million euros shown in the column “Increases/Present value” breaks down as follows.

(millions of euros)	1st half 2018	1st half 2017
(Positive)/negative effect of curtailment	1	—

Current service cost (*)	—	—

Finance expenses	7	7

Net actuarial (gains) losses for the period	(7)	(33)

Total	1	(26)

Effective return on plan assets	there are no assets servicing the plan

(*)

The portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses” and “Social security expenses”. The latter account is used only for the severance indemnity expenses of companies with less than 50 employees.

Net actuarial gains at June 30, 2018 amounted to 7 million euros (net actuarial gains of 33 million euros in the first half of 2017). The figure was essentially the outcome of the change in the discount rate applied, raised to 1.45% from 1.30% at December 31, 2017, and the turnover effect of company restructuring plans started up last year. The inflation rate remained unchanged at 1.5% for the entire time horizon.

The provision for pension and other plans amounted to 23 million euros at June 30, 2018 (22 million euros at December 31, 2017) and mainly represented pension plans in place at foreign companies of the Group.

The provision for termination benefit incentives and corporate restructuring showed a drop of 17 million euros, driven mainly by drawdowns on plan provisions allocated last year for staff leaving the Group.

Half-year Condensed Consolidated Financial Statements	Note 16
at June 30, 2018 of the TIM Group	Employee benefits	102

NOTE 17

PROVISIONS

Provisions increased by 69 million euros compared to December 31, 2017. The figure breaks down as follows.

(millions of euros)	12/31/2017	Increase	Taken to income	Used directly	Exchange differences and other changes	6/30/2018
Provision for taxation and tax risks	93	18	—	(7)	3	107

Provision for restoration costs	350	6	—	(6)	(2)	348

Provision for legal disputes	605	136	(3)	(56)	(8)	674

Provision for commercial risks	28	1	—	(10)	(2)	17

Provision for risks and charges on investments and corporate-related transactions	32	—	(5)	—	—	27

Other provisions	9	6	(4)	(3)	5	13

Total	1,117	167	(12)	(82)	(4)	1,186

of which:
non-current portion	825					830

current portion	292					356

The provision for taxation and tax risks rose by 14 million euros compared to December 31, 2017. The figure at June 30, 2018 was mainly attributable to the Domestic Business Unit (38 million euros) and the Brazil Business Unit (63 million euros).

The provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets (in particular: batteries, wooden poles and equipment) and for the restoration of the sites used for mobile telephony by the companies, with 343 million euros attributable mainly to the Domestic Business Unit.

The provision for legal disputes included the provision for litigation with employees, social security entities, customers, regulatory authorities and other counterparties.

The figure at June 30, 2018 mainly included 587 million euros for the Domestic Business Unit and 86 million euros for the Brazil Business Unit.

Half-year Condensed Consolidated Financial Statements	Note 17
at June 30, 2018 of the TIM Group	Provisions	103

NOTE 18

MISCELLANEOUS PAYABLES AND OTHER

NON-CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities fell by 344 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)			6/30/2018	12/31/2017
Miscellaneous payables (non-current)
Payables to social security agencies			186	238

Capital grants			378	391

Current income tax payables			41	45

Other payables			14	16

	(a	)	619	690

Other non-current liabilities
Deferred revenues from customer contracts (Contract liabilities)			111

Other deferred revenue and income			604

Deferred income				988

	(b	)	715	988

Total	(a+b	)	1,334	1,678

Miscellaneous payables (non-current) included:

•

payables to social security agencies, relating to the remaining amount due to INPS for estimated employee benefit obligations owed under Italian Law 58/1992, as well as – from 2015 – the amount due to the INPS for the application of 2015 and subsequent arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law”;

•

the item capital grants represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to and is mainly connected to the realization of the infrastructures on the Ultra-Broadband-UBB and Broadband-BB projects.

Other non-current liabilities included:

(1)

Contract liabilities, totaling 111 million euros. The item refers mainly to deferred revenues from contracts with customers and deferred revenues for activation and installation fees charged on new customer contracts. Under previous accounting policies, revenues for activation and installation were deferred over the expected duration of the customer relationship and recognized in deferred income. IFRS 15 instead requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations and recognized throughout the period of performance of the contract.

•

Other deferred revenue and income totaling 604 million euros, the item mainly consisted of the non-current portion (approx. 194 million euros) of the deferred gain on the sale and lease-back of telecommunication towers by the Brazil Business Unit; this item also includes deferred income connected to the deferral of the revenue deriving from contracts for the sale of transmission capacity (operating asset leases).

•	Deferred income: no longer present at June 30, 2018 as included in the aforementioned items; At December 31, 2017, deferred income totaled 988 million euros and mainly comprised:

•	the effect of the deferral of revenues from the activation of the telephone service of TIM S.p.A.;

•	the non-current portion of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit.

•	the deferral of revenues from the sale of Sparkle group transmission capacity.

Half-year Condensed Consolidated Financial Statements	Note 18
at June 30, 2018 of the TIM Group	Miscellaneous payables and other non-current liabilities	104

NOTE 19

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Employee benefits fell by 1,007 million euros compared to December 31, 2017. The figure breaks down as follows.

(millions of euros)			6/30/2018	12/31/2017
Payables on construction work	(a	)	17	19

Trade payables
Payables to suppliers			3,284	4,262

Payables to other telecommunication operators			339	383

	(b	)	3,623	4,645

Tax payables	(c	)	871	584

Miscellaneous payables
Payables for employee compensation			305	245

Payables to social security agencies			165	202

Payables for TLC operating fee			16	15

Dividends approved, but not yet paid to shareholders			25	19

Other			132	223

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			81	97

Provisions for risks and charges for the current portion expected to be settled within 1 year			355	292

	(d	)	1,079	1,093

Other current liabilities
Liabilities from customer contracts (Contract liabilities)			804

Customer-related items				602

Advances received				69

Other deferred revenue and income			119

Trade and miscellaneous deferred income				508

	(e	)	923	1,179

Total	(a+b+c+d+e	)	6,513	7,520

Trade payables amounting to 3,623 million euros (4,645 million euros at December 31, 2017), mainly refer to TIM S.p.A. (2,394 million euros) and to the companies of the Brazil Business Unit (802 million euros). as regards TIM S.p.A., the trend in trade payables reflects the contraction in additions over the period and the trend in payments of bills payable.

Tax payables amounted to 871 million euros and refer in particular to TIM S.p.A. for the VAT payable (699 million euros), the withholding tax payables to the tax authorities of Telecom Italia S.p.A. as withholding agent (40 million euros) and the payable for the government concession tax (21 million euros). They also included other tax payables of the Brazil Business Unit of 91 million euros.

Miscellaneous payables include, inter alia, the current portion of payables to social security agencies, relating to the remaining amount due to INPS for estimated employee benefit obligations owed under Italian Law 58/1992, as well as – from 2015 – the amount due to the INPS for the application of 2015 and subsequent arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law”, as well as the current portion of the grants received from the Italian State and the European Union, employee benefits and provisions.

Other non-current liabilities amounted to 923 million euros (1,179 million euros at December 31, 2017). They break down as follows:

•	Liabilities from customer contracts (Contract liabilities), totaling 804 million euros. Following adoption of IFRS 15, the following main types of liability are classified under contract liabilities:

Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2018 of the TIM Group	Trade and miscellaneous payables and other current liabilities	105

•

contract liabilities recognized under IFRS 15 totaling 58 million euros, arising from the deferred recognition of revenues due to the allocation of contract discounts on bundled offers to different performance obligations.

•	customer-related items, such as payables for prepaid traffic and subscriber fees charged in advance; At June 30, 2018 they totaled 320 million euros;

•	progress payments and advances relating to trade payables following prepayments, such as deposits made by subscribers for telephone calls. At June 30, 2018 they totaled 125 million euros;

•

Deferred revenues from customer contracts, totaling 301 million euros. The item mainly refers to deferred revenues for activation and installation fees charged on new customer contracts, deferred revenue for interconnection charges and deferred revenue for traffic and maintenance fees. Under previous accounting policies, revenues for activation and installation were deferred over the expected duration of the customer relationship; IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, recognized on the basis of their performance; At December 31, 2017, the item was classified under Trade and miscellaneous deferred income.

•

Other deferred revenue and income amounted to 119 million euros. At December 31, 2017, other deferred revenue and income was included in Trade and miscellaneous deferred income and referred mainly to deferred revenues from sales of transmission capacity (lease operating assets).

•

Trade and miscellaneous deferred income: no longer present at June 30, 2018 as included in the aforementioned items; At December 31, 2017, these referred mainly to the Parent and included deferred interconnection charges, revenue for the activation of the telephone service, and rent and maintenance, traffic and outsourcing charges.

Half-year Condensed Consolidated Financial Statements	Note 19
at June 30, 2018 of the TIM Group	Trade and miscellaneous payables and other current liabilities	106

NOTE 20

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant court, arbitration and tax disputes involving TIM Group and pending at June 30, 2018, as well as those that came to an end during the period.

The TIM Group has posted liabilities totalling 518 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

International tax and regulatory disputes

As of 30 June 2018, the companies belonging to the Brazil Business Unit were involved in tax or regulatory disputes, the outcome of which is estimated as a possible loss totalling around 15.8 billion reais (14.5 billion reais as of 31 December 2017). The main types of litigation are listed below, classified according to the tax to which they refer.

Federal taxes

On 22 March 2011 TIM Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into TIM Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main challenges may be summarised as follows:

•	non-recognition of the fiscal effects of the merger of TIM Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”);

•	non-recognition of certain tax offsets;

•	denial of the SUDENE regional tax benefit, due to alleged irregularities in the management and reporting of the benefit itself.

The adjustments included in the assessment notice were disputed by TIM Celular, in administrative court, with the filing of its first objections on 20 April 2011. On 20 April 2012, TIM Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; TIM Celular promptly filed an appeal against this decision on 21 May 2012.

The Company, as confirmed by specific legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Still in relation to the federal level of taxation, the following additional disputes should also be noted:

•	challenges regarding offsetting against previous tax losses;

•	further challenges regarding the tax deductibility of the amortisation of goodwill;

•	imposition of income tax on certain types of exchange rate differences;

•	imposition of withholding taxes on certain types of payments to foreign entities (for example, payments for international roaming);

•	further challenges regarding offsets made between taxes payable and group company credit positions.

Overall, the risk for these cases, considered to be possible, amounts to 4 billion reais (3.7 billion reais at 31 December 2017).

State taxes

Within the scope of the state levy, there are numerous challenges regarding ICMS, and in particular:

•

challenges concerning the reduction of the tax base due to discounts granted to customers, as well as challenges regarding the use of tax credits declared by group companies, with respect to the return of loaned telephone devices, and following the detection of contract frauds to the detriment of the companies;

•	subjection of some fees owed to group companies and classified by them as fees for services other than telecommunications to ICMS;

•

challenges over the use of the “PRO-DF” tax benefit originally granted by some States, and subsequently declared unconstitutional (the challenge refers to the actual credit due to ICMS, declared by the TIM Cellular on the basis of the aforementioned tax benefits);

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	107

•

challenges relating to the use of ICMS credits claimed by Group companies as a result of the acquisition of tangible assets, and in relation to the supply of electricity to the companies, as well as in application of the provisions on acting as a withholding agent;

•	fines imposed on group companies for irregularities in tax return compliance.

In February 2018 the State of São Paulo notified two tax assessments regarding ICMS to TIM Celular, for a total amount of 679 million reais (at the date of the assessment, including fines and interest). The first assessment (344 million reais) regarded a challenge of ICMS credits in relation to acting as a withholding agent, applicable when equipment is bought and distributed in different States. The second assessment (335 million reais) challenged ICMS credits deriving from the “special credit” recognised by the company to its pre-paid customers, against subsequent top-ups.

In June 2018 the State of São Paulo notified two further tax assessments to TIM Celular, again relating to ICMS, for a total amount of 369 million reais (at the date of the assessment, including fines and interest). This assessment too relates to ICMS credits deriving from the “special credit” recognised by the company to its pre-paid customers against subsequent top-ups, as well as to the fines imposed for ICMS breaches. For a minor part of the claim, the company decided to authorise payment of the amount requested, instead of starting legal proceedings, benefiting from a discount on the fine. The dispute thus continues for the remaining amount, 296 million reais.

Overall, the risk for these cases, considered to be possible, amounts to 8.4 billion reais (7.4 billion reais at 31 December 2017).

FUST and FUNTTEL

The main challenges about contributions to the regulatory body (Anatel), and in particular in terms of FUST and FUNTTEL, concern whether or not interconnection revenues should be subject to these contributions.

Overall, the risk for these cases, considered to be possible, amounts to 2.8 billion reais (2.7 billion reais at 31 December 2017).

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair

In December 2008 TIM received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totalling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognised the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgement in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgement in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgements, the Court revoked those made by the judge of first instance and ruled in favour of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgement of the second instance issued by the Milan Appeal Court of Assizes. In April 2018 the Supreme Court confirmed the convictions of the three defendants and cancelled the civil rulings, referring the issue generically to the civil court. It also cancelled and referred the confiscation in favour of the State, which will have to be reassessed by a different section of the Milan Court of Assizes of Appeal.

— • —

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of these Condensed half-year consolidated financial statements and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-procedural nature, it was not possible to make a reliable estimate of the size and/or times of any payments due. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardise the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	108

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to the information published in the Consolidated Financial Statements as at 31 December 2017:

•	Italian Competition Authority (AGCM) Case A428;

•	VODAFONE, COLT TECHNOLOGY SERVICES, KPNQ West Italia S.p.A. and SIPORTAL disputes (connected with AGCM case A428);

•	Italian Competition Authority Case I-761;

•	WIND and VODAFONE disputes (connected with AGCM case I-761);

•	VODAFONE dispute (on access services);

•	Dispute on “Adjustments to licence fees” for the years 1994-1998;

•	POSTE dispute;

•	Elinet S.p.A. bankruptcy;

•	Brazil – CAM JVCO arbitration.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as they cannot be replicated by competitors). TIM filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgement of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgement was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. TIM filed an appeal challenging the arguments presented by the other party and asking that the judgement in the first instance be fully confirmed. With an order in March 2018 the Milan Court of Appeal declared Teleunit’s appeal pursuant to art. 348-bis of the Italian Code of Civil Procedure to be manifestly without foundation, and hence inadmissible. In May 2018 Teleunit appealed the judgement of the Court of Appeal to the Court of Cassation. TIM served a defence on the appellant, asking that the appealed ruling (and hence the judgement in the first instance) be confirmed in full.

Italian Competition Authority Case A514

In June 2017 the Italian Competition Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the “Treaty on the Functioning of the European Union”. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultrabroadband fixed network. In particular, the AGCM hypothesised that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) pre-emptively securing customers on the retail market for ultrabroadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. On 2 November last, TIM lodged a defence in which, in support of the correctness of its actions, it challenged all the arguments that the behaviour it had allegedly indulged in, and which are the object of the case, were actually unlawful.

On 14 February 2018, AGCM resolved to extend the scope of the case to investigate further behaviour concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultrabroadband, and the use of the confidential information of customers of the alternative operators. The case should be concluded by the end of October 2018.

Italian Competition Authority Case I-799

At its meeting on 1 February 2017, AGCM initiated an investigation for possible breach of Article 101 of the TFEU (prohibition of agreements that restrict competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l. TIM, in agreement with Fastweb, submitted some amendments to the agreements signed, in the form of proposed undertakings, aimed at closing the investigation without any breach being ascertained and, therefore, without any fine.

On 28 March 2018 AGCM resolved to approve the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

On 11 June 2018 Open Fiber S.p.A. and Wind Tre S.p.A. filed separate appeals to the Lazio Regional Administrative Court (TAR) against the order closing case I-799 with the acceptance of the undertakings. They allege that this order has a series of procedural and substantial defects. Open Fiber S.p.A. also asked for the precautionary suspension of the order. With a ruling on 19 July, the TAR rejected Open Fiber’s request for precautionary suspension since there were no exigent circumstances, without setting a date for the appeal hearing.

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	109

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties.. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgement issued in February 2018, the Milan Court accepted TIM’s defence and rejected the plaintiffs’ claim for compensation, ordering them, jointly and severally, to pay the legal costs. In March 2018 Eutalia and Voiceplus proposed an appeal against the judgement in the first instance.

TIM will file its appearance within the legal time limit. The hearing date has been set for 19 September 2018.

SKY

In 2016, TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. At May 2018 judgement had been withheld on this case and the proceedings are ongoing.

28-day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCOM was exceeding its powers. The judgement rejecting the appeal was published on 12 February 2018, and the grounds for this were published on 4 May 2018. TIM appealed this judgement to the Council of State on 18 June 2018.

During December 2017, with its Resolution 499/17/CONS, AGCom confirmed that TIM had breached the provisions of Resolution 121/17/CONS in not having adopted a monthly frequency of renewal of fixed telephony offers and billing at monthly intervals or multiples thereof, and fined TIM 1,160,000 euros, ordering it to make provision - when the billing cycle was restored to monthly intervals or multiples thereof - to return the amounts corresponding to the fee for the number of days that, from 23 June 2017, had not been used by the users in terms of the supply of service due to the misalignment of the four-weekly and monthly billing cycles.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on 22 February 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders, at the same time scheduling the hearing for consideration of the merits on 14 November 2018.

Furthermore, law no 172 of 4 December 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the billing of services be based on a month, or multiples thereof.

TIM adapted to this order within the period of time prescribed by law, namely within 120 days of the date it came into force (5 April 2018).

On 7 March 2018, TIM was notified of another resolution (Resolution 112/2018/CONS) in which AGCom (i) ordered the Company to postpone, for fixed telephony services only, the due date of bills issued after the restoration of monthly billing by a number of days equal to those that had presumably been lost from 23 June 2017 onwards due to the four-weekly billing cycle; and (ii) revoked the preceding resolution 499/17/CONS in the part in which TIM was ordered to repay the amounts presumably lost from 23 June 2017 onwards, with the four-weekly billing cycle.

The aforementioned resolution was challenged by TIM on 16 March 2018, with an additional submission triggered as part of the appeal against resolution 499/17/CONS, with a request for single precautionary measures, which was provisionally granted until the hearing before the Council on 11.4.2018, with a presidential decree published on 26.3.2017.

After the notification by AGCom on 9 April 2018 of presidential decree 9/18/PRES - which amended resolution 112/18/CONS in those parts prescribing that the deferment of billing had to take place when the billing cycle was restored to monthly intervals, or multiples thereof, also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations - TIM and the other operators affected by the presidential decree withdrew their application for precautionary measures.

On 7 May TIM also appealed AGCom presidential decree no. 9/18/PRES and Resolution no. 187/18/CONS which ratified this decree. On 3 July 2018, AGCom published new resolution 269/18/CONS, with which it set 31 December 2018 as the date by which the operators must return to their fixed network customers a number of days of service equal to those eroded as an effect of 28 day billing, or propose to the affected customers any alternative compensatory measures, after having notified them to AGCom. In line with the actions it has undertaken and the arguments it has made so far, TIM intends to appeal this resolution.

Finally, on 19 February 2018, AGCM initiated the I-820 preliminary investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the ASSTEL category association to verify the hypothesis of the existence of an agreement restricting competition between the main fixed and mobile telephony operators in order to coordinate the respective commercial strategies, thereby violating art. 101 of the TFEU.

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	110

The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Legislative Decree 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

On 21 March 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy. The order with which AGCM confirmed the precautionary measure was published on 13 April 2018.

On 12 June 2018 TIM filed an appeal with the TAR for AGCM precautionary measure no. 27112 dated 11 April 2018 to be set aside.

In its session on 27 June 2018, AGCM took note of the brief submitted by TIM regarding compliance with the precautionary measure.

The date by which the case is to be closed has been set for 31 March 2019.

With the support of its legal advisors, TIM made a good faith assessment of the likely outcome of current disputes claiming that sums of money should be returned to fixed telephony users, concluding that a negative outcome was a mere possibility.

Golden Power Case

In August 2017 the Presidency of the Council of Ministers started formal proceedings against TIM (and also against Vivendi) to ascertain that TIM was indeed obliged to notify Vivendi’s acquisition of corporate control of TIM and its strategic assets, pursuant to the ‘Golden Power’ law. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM with effect from 4 May 2017 (the date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision by the Presidency of the Council of Ministers, new and separate administrative proceedings started for the imposition on TIM of a financial penalty laid down by the Golden Power law for non-compliance with the aforementioned obligation to notify. These proceedings ended on 8 May 2018 with the imposition of a financial penalty of 74.3 million euros.

The Company is convinced that it has the legal arguments to demonstrate that it was under no obligation to notify the control exercised over it by Vivendi, has already filed an extraordinary appeal to the President of the Republic to request the abrogation of the order of September 2017 and has appealed against the aforementioned order of 8 May 2018 which imposed a financial penalty, requesting its precautionary suspension. With an order in July 2018, the TAR granted this application and suspended payment of the fine, setting a date for the appeal to be heard.

It should also be noted that in May 2018 a guarantee bond for 74.3 million euros was issued in favour of the Presidency of the Council. TIM had been requested to submit such a bond for its application to Lazio TAR for precautionary suspension of the collection of the fine imposed for alleged breach of art. 2 of Legislative Decree no. 21 of 15/3/2012 (the “Golden Power” law).

On the other hand, the Presidency of the Council of Ministers exercised the special powers prescribed in the Golden Power law through two specific rulings in October and November 2017 with which it imposed specific prescriptions and conditions on TIM S.p.A. and the Telecom Italia group companies Telecom Italia Sparkle and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially connected to the circumstance that these companies, in part, perform activities that are relevant for national security and as far as TIM is concerned to the circumstance that it also owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is penalised in the same way as failure to notify significant acts for the purpose of the application of Golden Power law.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017 the Group sent to the Presidency of the Council of Ministers the first compliance report outlining all the proposals and activities put in place to carry out the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request abrogation of the orders in question.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003. With this judgement the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgement of the Council of State to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

In April 2016 Vodafone appealed against the Ministry of Economic Development (MISE) and TIM to the Council of State, for non-compliance with the judgement of the Council of State. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgement of November 2016 the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

With a judgement issued in June 2018, the TAR rejected all of Vodafone’s appeals, and, as requested by TIM, expressly affirmed that AGCom must renew the proceedings, particularly with regard to the determination of the degree of replaceability between fixed and mobile telephony. Vodafone has appealed the four judgements to the Council of State.

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	111

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim against TIM.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company challenged the rationale for the judgement in the first instance, and signed settlements, including with the final 6 heirs who constituted the civil party, before the judgement in the second instance was issued. So the only civil parties to the appeal were organisations and associations.

In April 2018 the Turin Appeal Court, overturning the judgement of the court of the first instance, found all the accused not guilty, because there was no case to answer for all the charges, and stated that final motions should be filed within 90 days.

Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V. (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration finding, filed by the Opportunity group, asking for a new ruling. A Board of Arbitration was subsequently established.

Alfiere S.p.A. - TIM-CDP Immobiliare arbitrations

Alfiere S.p.A. is a company that is owned equally by TIM and CDP Immobiliare S.r.l. (CDPI), which owns the property complex named “Torri dell’Eur”. It was intended that this property would house the offices of TIM’s General Administration department, after restructuring works and the conclusion of a rental contract. After issues arose relating to the cancellation of the building permit, there was a lengthy dispute before the administrative court, which is still pending, and arbitration proceedings have also started, with TIM making two applications for arbitration of its dispute with CDPI before the arbitration chamber of the Rome Chamber of Commerce. These disputes seek: (i) to determine that CDPI was obliged to indemnify (TIM) in relation to the extraordinary contribution of 24 million euros that local authority Roma Capitale had requested from Alfiere; (ii) to determine that TIM had absolutely no obligation to pay rent for the premises, due to the fact that the property was not handed over by 31 December 2017. As part of this second arbitration case, CDPI has, by way of counterclaim, requested that all the contracts stipulated with TIM in relation to Alfiere be cancelled, and TIM ordered to pay compensation for the related damages, quantified as over 88 million euros. In May 2018 the Board of Arbitration combined the aforementioned cases, deferring the date for its decision to be issued to 30 December 2018.

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged to add to the information published in the Consolidated Financial Statements as at 31 December 2017.

•	Mobile telephony - criminal proceedings;

•	Dispute concerning the licence fees for 1998;

•	Vodafone (previously TELETU).

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	112

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 27 million euros.

The guarantees provided by third parties to Group companies, amounting to 4,117 million euros, consisted of guarantees for loans received (1,254 million euros) and of performance guarantees under outstanding contracts (2,863 million euros).

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology). The Ministry of Economic Development has asked for the guarantee to be extended to December 31, 2018;

In May 2018, as mentioned above, TIM issued a surety to the Prime Minister’s Office for 74.3 million euros to secure an appeal to the Lazio Administration Court for a provisional stay of the administrative fine levied on TIM following the preliminary investigation connected with the penalty proceeding initiated under Article 2 of Decree Law 21 of March 15, 2012 (the “Golden Power rule”) .

Main guarantees for loans at June 30, 2018

Issuer

Amount (millions of euros)
SACE	368

BBVA - Banco Bilbao Vizcaya Argentaria	210

Cassa Depositi e Prestiti	158

Intesa Sanpaolo	115

Ing	105

Unicredit	105

Commerzbank	58

Banco Santander	52

Sumitomo Mitsui Banking	52

The amounts shown in the table relate to loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

There are also surety bonds on the telecommunication services in Brazil for 371 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian Development Bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 716 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Half-year Condensed Consolidated Financial Statements	Note 20
at June 30, 2018 of the TIM Group	Contingent liabilities, other information, commitments and guarantees	113

NOTE 21

FINANCE INCOME AND EXPENSES

FINANCE INCOME

Finance income fell by 559 million euros compared to the first half of 2017. The breakdown is as follows.

(millions of euros)			1st Half 2018	1st Half 2017
Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Current assets			6	6

Income other than the above:
Interest income			29	75

Exchange gains			163	518

Income from fair value hedge derivatives			20	32

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			266	290

Income from non-hedging derivatives			2	8

Miscellaneous finance income			8	12

	(a	)	494	941

Positive fair value adjustments to:
Fair value hedge derivatives			—	—

Underlying financial assets and liabilities of fair value hedge derivatives			21	88

Non-hedging derivatives			29	81

	(b	)	50	169

Reversal of impairment loss on financial assets other than investments	(c	)	—	—

Income from negative adjustment of IFRS 9 impairment reserve on financial assets through FVTOCI	(d	)	3	—

Reversal of IFRS 9 impairment reserve on financial assets through FVTOCI	(e	)	4	—

Total	(a+b+c+d+e	)	551	1,110

Half-year Condensed Consolidated Financial Statements	Note 21
at June 30, 2018 of the TIM Group	Finance income and expenses	114

FINANCE EXPENSES

Finance expenses fell by 581 million euros compared to the first half of 2017. The figure breaks down as follows.

(millions of euros)			1st Half 2018	1st Half 2017
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			508	552

Interest expenses to banks			40	57

Interest expenses to others			108	133

			656	742

Commissions			36	44

Exchange losses			176	498

Charges from fair value hedge derivatives			—	—

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			227	244

Charges from non-hedging derivatives			4	17

Miscellaneous finance expenses			103	118

	(a	)	1,202	1,663

Negative fair value adjustments to:
Fair value hedge derivatives			—	82

Underlying financial assets and liabilities of fair value hedge derivatives			23	—

Non-hedging derivatives			35	105

	(b	)	58	187

Impairment losses on financial assets other than investments	(c	)	—	—

Expenses from positive adjustment of IFRS 9 impairment reserve on financial assets through FVTOCI	(d	)	9	—

Total	(a+b+c+d	)	1,269	1,850

Half-year Condensed Consolidated Financial Statements	Note 21
at June 30, 2018 of the TIM Group	Finance income and expenses	115

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			1st Half 2018	1st Half 2017
Exchange gains			163	518

Exchange losses			(176)	(498)

Net exchange gains and losses			(13)	20

Income from fair value hedge derivatives			20	32

Charges from fair value hedge derivatives			—	—

Net result from fair value hedge derivatives	(a	)	20	32

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			266	290

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(227)	(244)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	39	46

Income from non-hedging derivatives			2	8

Charges from non-hedging derivatives			(4)	(17)

Net result from non-hedging derivatives	(c	)	(2)	(9)

Net result from derivatives	(a+b+c	)	57	69

Positive fair value adjustments to fair value hedge derivatives			—	—

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(23)	—

Net fair value adjustments	(d	)	(23)	—

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			21	88

Negative fair value adjustments to fair value hedge derivatives			—	(82)

Net fair value adjustments	(e	)	21	6

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	(2)	6

Positive fair value to non-hedging derivatives	(f	)	29	81

Negative fair value adjustments to non-hedging derivatives	(g	)	(35)	(105)

Net fair value adjustments to non-hedging derivatives	(f+g	)	(6)	(24)

Half-year Condensed Consolidated Financial Statements	Note 21
at June 30, 2018 of the TIM Group	Finance income and expenses	116

NOTE 22

PROFIT (LOSS) FOR THE PERIOD

Profit for the period decreased by 25 million euros compared to the first half of 2017. The figure breaks down as follows.

(millions of euros)	1st Half 2018	1st Half 2017
Profit (loss) for the period	629	654

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	554	596

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—

Profit (loss) for the period attributable to owners of the Parent	554	596

Non-controlling interests:
Profit (loss) from continuing operations	75	58

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—

Profit (loss) for the period attributable to non-controlling interests	75	58

Half-year Condensed Consolidated Financial Statements	Note 22
at June 30, 2018 of the TIM Group	Profit (loss) for the period	117

NOTE 23

EARNINGS PER SHARE

			1st Half 2018	1st Half 2017
Basic earnings per share
Profit (loss) for the period attributable to owners of the Parent			554	596

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	(66)

	(millions of euros	)	488	530

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share – Ordinary shares	(euros	)	0.02	0.03

Plus: additional dividends per savings share			0.01	0.01

Basic earnings per share – Savings shares	(euros	)	0.03	0.04

Basic earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			554	596

Less: additional dividends for the savings shares			(66)	(66)

	(millions of euros	)	488	530

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share from continuing operations – Ordinary shares	(euros	)	0.02	0.03

Plus: additional dividends per savings share			0.01	0.01

Basic earnings per share from continuing operations – Savings shares	(euros	)	0.03	0.04

Basic earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	—	—

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	—

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	—

			1st Half 2018	1st Half 2017
Average number of ordinary shares			15,039,368,195	15,039,368,195

Average number of savings shares			6,027,791,699	6,027,791,699

Total			21,067,159,894	21,067,159,894

TIM Group Condensed Consolidated Financial Statements	Note 23
at June 30, 2018 of the TIM Group	Earnings per share	118

			1st Half 2018	1st Half 2017
Diluted earnings per share
Profit (loss) for the period attributable to owners of the Parent			554	596

Dilution effect of stock option plans and convertible bonds (*)			20	29

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	(66)

	(millions of euros	)	508	559

Average number of ordinary and savings shares	(millions	)	22,167	22,219

Diluted earnings per share – Ordinary shares	(euros	)	0.02	0.03

Plus: additional dividends per savings share			0.01	0.01

Diluted earnings per share – Savings shares	(euros	)	0.03	0.04

Diluted earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			554	596

Dilution effect of stock option plans and convertible bonds (*)			20	29

Less: additional dividends for the savings shares			(66)	(66)

	(millions of euros	)	508	559

Average number of ordinary and savings shares	(millions	)	22,167	22,219

Diluted earnings per share from continuing operations – Ordinary shares	(euros	)	0.02	0.03

Plus: additional dividends per savings share			0.01	0.01

Diluted earnings per share from continuing operations – Savings shares	(euros	)	0.03	0.04

Diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	—	—

Dilution effect of stock option plans and convertible bonds			—	—

Average number of ordinary and savings shares	(millions	)	22,167	22,219

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	—

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	—
Average number of ordinary shares (*)			16,139,373,829	16,191,454,392

Average number of savings shares			6,027,791,699	6,027,791,699

Total			22,167,165,528	22,219,246,091

(*)

The average number of ordinary shares also includes the potential ordinary shares relating to the equity compensation plans of employees for which the (market and non-market) performance conditions have been met, in addition to the theoretical number of shares that are issuable as a result of the conversion of the unsecured equity-linked convertible bond. Consequently, the “Net profit (loss) for the period attributable to Owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent” have also been adjusted to exclude the effects, net of tax, related to the above-mentioned plans and to the convertible bond (+20 million euros in the 1st half 2018; +29 million euros in the 1st half 2017).

TIM Group Condensed Consolidated Financial Statements	Note 23
at June 30, 2018 of the TIM Group	Earnings per share	119

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at June 30, 2018; and the options and rights granted under equity compensation plans, still outstanding at the reporting date:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	133,042 343,069 893,617 13,555,651	73 189 492 7,455	80 158 393 5,287	1.15 1.01 0.99 0.94

Total additional capital increases not yet approved (ordinary shares)	14,925,379	8,209	5,918

Capital increases already approved (ordinary shares) 2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,209

(*)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

TIM Group Condensed Consolidated Financial Statements	Note 23
at June 30, 2018 of the TIM Group	Earnings per share	120

NOTE 24

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Other Operations

TIM Group Condensed Consolidated Financial Statements	Note 24
at June 30, 2018 of the TIM Group	Segment reporting	121

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017
Third-party revenues	7,441	7,480	2,000	2,292	—	—	—	—	9,441	9,772

Intragroup revenues	13	14	1	1	—	—	(14)	(15)	—	—

Revenues by operating segment	7,454	7,494	2,001	2,293	—	—	(14)	(15)	9,441	9,772

Other income	132	199	12	18	—	—	—	—	144	217

Total operating revenues and other income	7,586	7,693	2,013	2,311	—	—	(14)	(15)	9,585	9,989

Acquisition of goods and services	(3,016)	(2,976)	(972)	(1,169)	(2)	(2)	10	11	(3,980)	(4,136)

Employee benefits expenses	(1,368)	(1,348)	(154)	(178)	(4)	(4)	—	—	(1,526)	(1,530)

of which: accruals to employee severance indemnities	(2)	(1)	—	—	—	—	—	—	(2)	(1)

Other operating expenses	(414)	(311)	(243)	(262)	(3)	(3)	(1)	—	(661)	(576)

of which: write-downs and expenses in connection with credit management and provision charges	(285)	(200)	(90)	(86)	—	—	—	—	(375)	(286)

Change in inventories	22	45	12	5	—	—	1	—	35	50

Internally generated assets	258	258	48	55	—	—	4	4	310	317

EBITDA	3,068	3,361	704	762	(9)	(9)	—	—	3,763	4,114

Depreciation and amortization	(1,663)	(1,675)	(458)	(575)	—	—	(1)	1	(2,122)	(2,249)

Gains (losses) on disposals of non-current assets	(3)	(1)	6	7	—	—	—	—	3	6

Impairment reversals (losses) on non-current assets	—	—	—	—	—	—	—	—	—	—

EBIT	1,402	1,685	252	194	(9)	(9)	(1)	1	1,644	1,871

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(1)	—	—	—	—	—	—	(2)	(1)

Other income (expenses) from investments									10	(19)

Finance income									551	1,110

Finance expenses									(1,269)	(1,850)

Profit (loss) before tax from continuing operations									934	1,111

Income tax expense									(305)	(457)

Profit (loss) from continuing operations									629	654

Profit (loss) from Discontinued operations/Non-current assets held for sale									—	—

Profit (loss) for the period									629	654

Attributable to:
Owners of the Parent									554	596

Non-controlling interests									75	58

Revenues by operating segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017
Revenues from equipment sales - third party	634	655	80	116	—	—	—	—	714	771

Revenues from equipment sales - intragroup	—	—	—	—	—	—	—	—	—	—

Total revenues from equipment sales	634	655	80	116	—	—	—	—	714	771

Revenues from services - third party	6,804	6,827	1,920	2,176	—	—	—	—	8,724	9,003

Revenues from services - intragroup	13	14	1	1	—	—	(14)	(15)	—	—

Total revenues from services	6,817	6,841	1,921	2,177	—	—	(14)	(15)	8,724	9,003

Revenues on construction contracts - third party	3	(2)	—	—	—	—	—	—	3	(2)

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	3	(2)	—	—	—	—	—	—	3	(2)

Total third-party revenues	7,441	7,480	2,000	2,292	—	—	—	—	9,441	9,772

Total intragroup revenues	13	14	1	1	—	—	(14)	(15)	—	—

Total revenues by operating segment	7,454	7,494	2,001	2,293	—	—	(14)	(15)	9,441	9,772

TIM Group Condensed Consolidated Financial Statements	Note 24
at June 30, 2018	Segment reporting	122

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017
Purchase of intangible assets	355	436	81	237	—	—	—	—	436	673

Purchase of tangible assets	895	1,212	310	201	—	—	—	—	1,205	1,413

Total purchase of intangible and tangible assets	1,250	1,648	391	438	—	—	—	—	1,641	2,086

of which: capital expenditures	1,212	1,626	385	430	—	—	—	—	1,597	2,056

of which: increase in finance leasing contracts	38	22	6	8	—	—	—	—	44	30

Headcount by Operating Segment

	Domestic		Brazil		Other Operations		Consolidated Total
(number)	6/30/2018	12/31/2017	6/30/2018	12/31/2017	6/30/2018	12/31/2017	6/30/2018	12/31/2017
Headcount	49,658	49,851	9,611	9,508	74	70	59,343	59,429

Assets and liabilities by Operating Segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	6/30/2018	12/31/2017	6/30/2018	12/31/2017	6/30/2018	12/31/2017	6/30/2018	12/31/2017	6/30/2018	12/31/2017
Non-current operating assets	48,029	48,850	5,868	6,769	4	3	(1)	1	53,900	55,623

Current operating assets	4,445	4,363	946	898	(1)	(2)	(9)	(10)	5,381	5,249

Total operating assets	52,474	53,213	6,814	7,667	3	1	(10)	(9)	59,281	60,872

Investments accounted for using the equity method	15	17	—	—	—	—	—	—	15	17

Discontinued operations/Non-current assets held for sale									—	—

Unallocated assets									5,789	7,894

Total Assets									65,085	68,783

Total operating liabilities	8,833	9,829	1,529	1,855	45	58	(40)	(26)	10,367	11,716

Liabilities directly associated with Discontinued operations/Non-current assets held for sale									—	—

Unallocated liabilities									31,322	33,284

Equity									23,396	23,783

Total Equity and Liabilities									65,085	68,783

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			1st Half 2018	1st Half 2017	1st Half 2018	1st Half 2017	6/30/ 2018	12/31/ 2017
Italy	(a	)	7,306	7,312	6,892	6,878	47,786	48,591

Outside Italy	(b	)	2,135	2,460	2,549	2,894	6,114	7,032

Total	(a+b	)	9,441	9,772	9,441	9,772	53,900	55,623

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

TIM Group Condensed Consolidated Financial Statements	Note 24
at June 30, 2018	Segment reporting	123

NOTE 25

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. They were performed in compliance with the internal procedure, which sets forth rules designed to ensure the transparency and fairness of the transactions in accordance with Consob Regulation 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Subsequently, on June 25, 2018, the Board of Directors of TIM approved amendments to the internal procedure governing transactions with related parties, and updated the relative related party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	124

The effects of related party transactions on the line items of the separate consolidated income statements of the Group for the first half of 2018 and 2017 are reported below.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	9,441	1	2			3	0.0

Acquisition of goods and services	3,980	2	85			87	2.2

Employee benefits expenses	1,526			40	5	45	2.9

Finance income	551		8			8	1.5

Finance expenses	1,269	2	6			8	0.6

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	9,772	2	116			118	1.2

Other income	217	3	4			7	3.2

Acquisition of goods and services	4,136	11	88			99	2.4

Employee benefits expenses	1,530		1	40	13	54	3.5

Finance income	1,110		37			37	3.3

Finance expenses	1,850	9	31			40	2.2

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	125

The effects of related party transactions on the individual line items of the consolidated statements of financial position of the Group at June 30, 2018 and at December 31, 2017 are reported below.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 6/30/2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt

Non-current financial assets	(1,405)

Securities other than investments (current assets)	(1,035)

Financial receivables and other current financial assets	(390)

Cash and cash equivalents	(2,102)

Current financial assets	(3,527)

Non-current financial liabilities	24,888

Current financial liabilities	6,085

Total net financial debt	26,041

Other statement of financial position line items

Trade and miscellaneous receivables and other current assets	5,060	4	24		28	0.6

Trade and miscellaneous payables and other current liabilities	6,513	2	38	28	68	1.0

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	126

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 12/31/2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt

Non-current financial assets	(1,768)

Securities other than investments (current assets)	(993)		(15)		(15)	1.5

Financial receivables and other current financial assets	(437)		(38)		(38)	8.7

Cash and cash equivalents	(3,575)

Current financial assets	(5,005)		(53)		(53)	1.1

Non-current financial liabilities	28,108		100		100	0.4

Current financial liabilities	4,756		163		163	3.4

Total net financial debt	26,091		210		210	0.8

Other statement of financial position line items

Trade and miscellaneous receivables and other current assets	4,959	3	33		36	0.7

Trade and miscellaneous payables and other current liabilities	7,520	3	33	24	60	0.8

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	127

The effects of related party transactions on the significant line items of the consolidated statements of cash flows of the Group for the first half of 2018 and 2017 are reported below.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	1,642	1			1	0.1

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	2,086	75			75	3.6

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	128

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

Italtel S.p.A. was recapitalized in 2017. The TIM Group did not participate, leading to the disposal of the equity interests it held. The recapitalization concluded on December 14, 2017, as of which date the Italtel group was no longer a related party of the TIM Group.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2018	1st Half 2017	TYPE OF CONTRACT
Revenues
Italtel group		1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
Other minor companies	1	1
Total revenues	1	2
Other income		3	Contributions governed by partnership agreements and penalties with respect to the Italtel group.
Acquisition of goods and services
Italtel group		9	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the new Multimedia Video Data Center for the provision of the TIM Vision service.
W.A.Y. S.r.l.	2	2	Supply, installation and assistance services for geolocation equipment provided as part of offers to TIM customers and development and integration services provided under the Consip agreement.
Total acquisition of goods and services	2	11
Finance expenses	2	9	Write-down of the financial receivable due from Alfiere.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	129

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2018	12/31/2017	TYPE OF CONTRACT
Net financial debt
Trade and miscellaneous receivables and other current assets
Alfiere S.p.A.	1	1	Contracts for project management, administration, corporate and compliance services, and sundry chargebacks.
NordCom S.p.A.	1		Fixed and mobile voice services, data network connections and outsourcing.
W.A.Y. S.r.l.	1	1	Supply of fixed-line telephony, ICT and mobile services.
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	4	3
Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.		1	SIM-card supply and certification and functional development of IT platforms.
W.A.Y. S.r.l.	1	1	Supply, installation and assistance services for geolocation equipment provided as part of offers to TIM customers and development and integration services provided under the Consip agreement.
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	2	3

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2018	1st Half 2017	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis
Italtel group		74	Purchases of telecommunications equipment.
Other minor companies	1	1
Total purchase of intangible and tangible assets on an accrual basis	1	75

The shareholder loan with the joint venture Alfiere S.p.A. in place at December 31, 2017 (11 million euros) was drawn on in the first half of 2018 to cover losses for a total of 3 million euros, and then increased by 2 million euros. The remaining amount, of 10 million euros, was fully written down.

At June 30, 2018, TIM S.p.A. had issued guarantees in favor of Alfiere S.p.A. for 1 million euros.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	130

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

Details are provided below of the transactions with:

•	Vivendi Group and the companies of the group it belongs to (as a result of the resolutions of the Board of Directors of TIM S.p.A. of May 3 and June 1, 2017);

•	Related companies through Directors appointed on May 4, 2018;

•	Former Telco company and related companies through Directors whose term of office ended on May 4, 2018;

The most significant amounts are summarized as follows:

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	131

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2018	1st Half 2017	TYPE OF CONTRACT
Revenues
Mediobanca group	1	3	Telephone services, sale of equipment, outsourced data network services, Internet accesses and software licenses.
Other minor companies	1
Former Telco Companies		113	See the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2017 of TIM.
Total revenues	2	116
Other income		4	See the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2017 of TIM.
Acquisition of goods and services
Havas Group	80	12	Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group		1	Credit recovery activities.
Vivendi group	5	4	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Former Telco Companies		71	See the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2017 of TIM.
Total acquisition of goods and services	85	88
Employee benefits expenses		1	See the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2017 of TIM.
Finance income
Mediobanca group	8	8	Bank accounts, deposits and hedging derivatives.
Former Telco Companies		29	See the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2017 of TIM.
Total finance income	8	37
Finance expenses
Mediobanca group	6	8	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Former Telco Companies		23	See the Note “Related Party Transactions” to the Half-year Condensed Consolidated Financial Statements at June 30, 2017 of TIM.
Total finance expenses	6	31

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	132

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2018	12/31/2017	TYPE OF CONTRACT
Net financial debt
Securities other than investments (current assets)		15	Bonds issued by Mediobanca.
Financial receivables and other current financial assets		38	Hedging derivatives, loans, financing and finance leases made with Mediobanca.
Non-current financial liabilities		100	Hedging derivatives, loans, financing and finance leases made with Mediobanca.
Current financial liabilities		163	Hedging derivatives and loans made with Mediobanca.

(millions of euros)	6/30/2018	12/31/2017	TYPE OF CONTRACT
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Other Directors or through	8	3	Fixed-line and mobile voice services and devices.
Havas Group	13	29	Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Vivendi group	3		TIM Show 2018 service.
Other minor companies		1
Total trade and miscellaneous receivables and other current assets	24	33
Trade and miscellaneous payables and other current liabilities
Other Directors or through	2		Amounts recognized for telephone services to be paid back and other minor items.
Havas Group	32	30	Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group		1	Credit recovery activities.
Vivendi group	4	2	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Total trade and miscellaneous payables and other current liabilities	38	33

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	133

TRANSACTIONS WITH PENSION FUNDS

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2018	1st Half 2017	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	4	5
Telemaco	33	33
Other pension funds	3	2
Total employee benefits expenses	40	40

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2018	12/31/2017	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	3
Telemaco	23	21
Other pension funds	1
Total trade and miscellaneous payables and other current liabilities	28	24

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	134

REMUNERATION TO KEY MANAGERS

In the first half of 2018, the total remuneration recorded on an accrual basis by TIM or by companies controlled by the Group in respect of key managers amounted to 4.5 million euros (12.7 million euros in the first half of 2017). The figure breaks down as follows:

(millions of euros)	1st Half 2018	1st Half 2017
Short-term remuneration	4.4	5.5

Long-term remuneration		2.7

Share-based payments (*)	0.1	4.5

	4.5	12.7

(*)	These refer to the fair value of the rights, accrued to June 30, under the share-based incentive plans of TIM S.p.A. and its subsidiaries

(Special Award and Stock Option Plans of the South American subsidiaries).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table for the first half of 2017 did not include the effects of 4.9 million euros of provisions allocated to cover discretionary allocations to managers and/or directors of TIM and its subsidiaries under the Special Award 2016/2019, and hence excluded certain key managers.

In the first half of 2018, contributions paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 42,000 euros (47,000 euros in the first half of 2017).

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	135

In the first half of 2018, “Key Managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, management and control of the operations of the TIM Group, including directors, were identified as follows.

Directors:
Arnaud Roy de Puyfontaine	(1)	Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2)	Deputy Executive Chairman of TIM S.p.A.
Amos Genish	(3)	Managing Director and Chief Executive Officer of TIM S.p.A.
		General Manager of TIM S.p.A.
Managers:
Stefano De Angelis		Diretor Presidente Tim Participações S.A.
Stefano Azzi	(4)	Head of Consumer & Small Enterprise
Stefano Ciurli	(4)	Head of Wholesale
Giovanni Ferigo	(4)	Head of Technology
Lorenzo Forina	(4)	Head of Business & Top Clients
Mario Di Mauro	(5)	Strategy, Innovation & Customer Experience
Riccardo Meloni	(6)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(4)	Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo		Head of Legal, Regulatory and Tax
Piergiorgio Peluso		Head of Administration, Finance and Control
Elisabetta Romano	(7)	Chief Technology Office
Pietro Scott Iovane	(8)	Chief Commercial Office
Michel Sibony	(9)	Head of the Procurement Unit & Real Estate
Stefano Siragusa	(10)	Chief Wholesale Infrastructures Network and Systems Office

(1)	to April 24, 2018;
(2)	to March 22, 2018;
(3)	to April 24, and from May 7, 2018;
(4)	to March 5, 2018;
(5)	from March 6, 2018;
(6)	from March 16, 2018;
(7)	from July 1, 2018;
(8)	from April 19, 2018;
(9)	from March 6 to May 16, 2018;
(10)	from March 12, 2018.

	Note 25
Half-year Condensed Consolidated Financial Statements	Related party transactions and
at June 30, 2018 of the TIM Group	direction and coordination activity	136

NOTE 26

EQUITY COMPENSATION PLANS

Equity compensation plans in effect at June 30, 2018 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2018.

DESCRIPTION OF STOCK OPTION PLANS

For a description of the:

•	TIM S.p.A. 2014-2016 Stock Option Plan, and the

•	Tim Participações S.A. 2011-2013 Stock Option Plan,

already in place at December 31, 2017, see the consolidated financial statements of the TIM Group at that date.

Other Tim Participações S.A. Stock Option Plans.

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

•	Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,687,686 shares.

As at June 30, 2018, 100% of the options were considered as vested, while 1,028,966 options were cancelled due to the participants leaving the company. Out of the remaining 658,720 options, 27,424 have been exercised and 631,296 are still to be exercised.

•	Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

As at June 30, 2018, 2/3 of the options were considered as vested, while 1,312,145 options were cancelled due to the participants leaving the company. Out of the remaining 2,043,084 options, 1,286,100 have been exercised and 756,984 are still to be exercised.

•	2016

On November 8, 2016, the grantees of the options were granted the right to purchase a total of 3,922,204 shares.

As at June 30, 2018, 1/3 of the options were considered as vested, while 367,890 options were cancelled due to the participants leaving the company. Out of the remaining 3,554,313 options, 1,136,445 have been exercised and 2,417,869 are still to be exercised.

•	2018-2020 Plan

On April 19, 2018, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. The plan aims to remunerate participants with shares issued by the company, subject to specific temporal and/or performance conditions (upon reaching specific targets). The 2018-2020 Plan does not cover criteria for setting the purchase or exercise price because the shares are granted at market value.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form. The portion of shares linked to performance (70%) is granted 1/3 each year, if the performance target is achieved; the remaining portion of shares (30%) is granted 3 years after allocation.

The plan allows for the shares to be transferred and also allows for payment to be made in the equivalent cash value.

•	Year 2018

On April 20, 2018, the grantees were granted the right to obtain a total of 849,932 shares. As at June 30, 2018, the first vesting period has not yet finished.

Half-year Consolidated Financial Statements	Note 26
at June 30, 2018 of the TIM Group	Equity compensation plans	137

Description Of Other Tim S.p.A. equity compensation plans

Special Award 2016 - 2019

For the description of the Special Award 2016-2019, launched in 2016, see the 2017 Consolidated financial statements of the TIM Group.

In 2017, the beneficiaries of the Special Award were identified for the 1.5% of the 2016 over-performance.

Key Managers, recipients of that bonus, were granted a total amount of 0.5 million euros (of which 0.4 million euros consisted of 512,820 TIM S.p.A. ordinary shares). The payment is scheduled for after the approval of the Financial Statements for the year 2019.

Long Term Incentive Plan 2018 (the “Plan”)

On April 24, 2018, the Shareholders’ Meeting of Telecom Italia S.p.A. (“TIM”, the “Company” or the “Issuer”), approved a Long Term Incentive Plan 2018 (the “Plan”).

The Plan, which is not yet in operation, provides for a three-year vesting period (2018–2020) and the bonus allocation of shares subject to the achievement of two performance conditions, as assessed by the Board of Directors when approving the Group consolidated financial statements at December 31, 2020:

•	average performance of TIM ordinary shares versus the average market performance of a peer basket in the quarters preceding the start and the end of the period (70% weighting);

•	cumulative equity free cash flow over the period 2018-2020 (30% weighting).

The Plan envisages two grants: a first grant reserved to the Chief Executive Officer, serviced by a maximum of 30,000,000 shares; a second grant for a select number of Group management (serviced by a maximum of 55,000,000 shares).

The operating terms and conditions of the Plan are set forth in the Plan Rules, approved by the Board of Directors on July 24, 2018.

Half-year Condensed Consolidated Financial Statements	Note 26
at June 30, 2018 of the TIM Group	Equity compensation plans	138

NOTE 27

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of non-recurring events and transactions in the first half of 2018 on equity, profit, net financial debt, and the cash flows of the TIM Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the period are shown net of tax effects.

(millions of euros)			Equity	Profit (loss) for the period	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	(a	)	23,396	629	26,041	(1,096)

Acquisition of goods and services - Expenses related to agreements and the development of non-recurring projects			(5)	(5)	1	(1)

Employee benefits expenses - Expenses related to restructuring and rationalization			(5)	(5)	73	(73)

Other operating expenses - Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(104)	(104)	24	(24)

Interest expenses and miscellaneous finance expenses			(4)	(4)	—	—

Total non-recurring effects	(b	)	(118)	(118)	98	(98)

Figurative amount - financial statements	(a-b	)	23,514	747	25,943	(998)

(*)	Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the period.

Half-year Condensed Consolidated Financial Statements	Note 27
at June 30, 2018 of the TIM Group	Significant non-recurring events and transactions	139

The impact of non-recurring items on the separate consolidated income statements line items is as follows:

(millions of euros)	1st Half 2018	1st Half 2017
Acquisition of goods and services:
Advisory and professional services and other costs	(6)	(2)

Employee benefits expenses:
Restructuring and rationalization expenses and other costs	(8)	(10)

Other operating expenses:
Sundry expenses and provisions	(107)	(83)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(121)	(95)

Gains (losses) on non-current assets:
Losses on disposals of non-current assets	—	(1)

Impact on EBIT – Operating profit (loss)	(121)	(96)

Finance expenses:
Interest expenses and miscellaneous finance expenses	(5)	(14)

Impact on profit (loss) before tax from continuing operations	(126)	(110)

Effect on income taxes on non-recurring items	8	30

Provision charges for Sparkle tax dispute	—	(93)

Impact on profit (loss) for the period	(118)	(173)

Half-year Condensed Consolidated Financial Statements	Note 27
at June 30, 2018 of the TIM Group	Significant non-recurring events and transactions	140

NOTE 28

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2018 no atypical and/or unusual transactions, as defined by that Communication, were carried out.

NOTE 29

OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS(*)

		Exchange rates (statements of financial position)		Average exchange rates (income statements and statements of cash flows)
(local currency against 1 euro)		6/30/2018	12/31/2017	1st Half 2018	1st Half 2017
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580

CZK	Czech koruna	26.02000	25.53500	25.49992	26.78393

CHF	Swiss franc	1.15690	1.17020	1.17008	1.07656

TRY	Turkish lira	5.33850	4.54640	4.95198	3.93800

GBP	Pound sterling	0.88605	0.88723	0.87975	0.86027

RON	Romanian leu	4.66310	4.65850	4.65441	4.53675

RUB	Russian Ruble	73.15800	69.39200	71.95466	62.75611

North America
USD	U.S. dollar	1.16580	1.19930	1.21058	1.08279

Latin America
VEF	Venezuelan bolivar	15.73830	16.19055	16.34287	14.57744

BOB	Bolivian Bolíviano	8.05570	8.28720	8.36513	7.48209

PEN	Peruvian nuevo sol	3.81870	3.88540	3.93111	3.54696

ARS	Argentine peso	32.70480	22.93100	25.98615	17.00284

CLP	Chilean peso	757.26000	737.29000	740.21038	714.60792

COP	Colombian peso	3,437.56000	3,580.19000	3,449.19038	3,164.52430

BRL	Brazilian real	4.49509	3.96728	4.14011	3.44195

Other countries
ILS	Israeli shekel	4.26270	4.16350	4.25930	3.96243

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

Half-year Condensed Consolidated Financial Statements	Note 29
at June 30, 2018 of the TIM Group	Other information	141

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	1st Half 2018	1st Half 2017
Research and development costs expensed during the period	24	24

Capitalized development costs	436	846

Total research and development costs (expensed and capitalized)	460	870

Moreover, in the separate consolidated income statements for the first half of 2018, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 434 million euros.

Research and development activities carried out by the TIM Group are described in detail in the Interim Management Report (“Research and Development” section).

Half-year Condensed Consolidated Financial Statements	Note 29
at June 30, 2018 of the TIM Group	Other information	142

NOTE 30

EVENTS SUBSEQUENT TO JUNE 30, 2018

No significant events occurred after June 30, 2018.

Half-year Condensed Consolidated Financial Statements	Note 30
at June 30, 2018 of the TIM Group	Events Subsequent to June 30, 2018	143

NOTE 31

LIST OF COMPANIES OF THE TIM GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different than the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TIM S.p.A.	MILAN (ITALY)	EUR	11,677,002,855

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE
DOMESTIC BU
4G RETAIL S.r.l. (sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	MILAN (ITALY)	EUR	2,402,241	100.0000		TIM S.p.A

ADVANCED CARING CENTER S.r.l. (telemarketing, market research and surveys activities and development)	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.

CD FIBER S.r.l. (design, construction, maintenance and management of network infrastructure services and high-speed electronic communication systems)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A

FLASH FIBER S.r.l. (development, implementation, maintenance and supply of the fiber network in Italy)	MILAN (ITALY)	EUR	30,000	80.0000		TIM S.p.A

H.R. SERVICES S.r.l. (personnel training and services)	L’AQUILA (ITALY)	EUR	500,000	100.0000		TIM S.p.A

INFRASTRUTTURE WIRELESS ITALIANE S.p.A. (installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	MILAN (ITALY)	EUR	600,000,000	60.0333		TIM S.p.A

MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.

NOVERCA S.r.l. (development and provision of services in the TLC and multimedia sector in Italy and abroad)	ROME (ITALY)	EUR	10,000	100.0000		TIM S.p.A

OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA (TURIN) (ITALY)	EUR	10,000,000	100.0000		TIM S.p.A

OLIVETTI SCUOLA DIGITALE S.r.l (ex ALFABOOK S.r.l) (on-line sale of digital texts; sales of hardware products)	TURIN (ITALY)	EUR	100,000	100.0000		OLIVETTI S.p.A.

PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TIM S.p.A

TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	BORGO MAGGIORE (SAN MARINO)	EUR	1,808,000	100.0000		TIM S.p.A

TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TIM S.p.A
TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (other operations related to non-classified IT services)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TIM S.p.A
TELECOM ITALIA VENTURES S.r.l. (investment holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TIM S.p.A

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TIM S.p.A

TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A

Half-year Condensed Consolidated Financial Statements	Note 31
at June 30, 2018 of the TIM Group	List of companies of the TIM Group	144

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TIM S.p.A

TI SPARKLE AMERICAS Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE AUSTRIA Gmbh (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE BOLIVIA S.r.l. (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	71,563,866	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL TELECOMUNICAÇÕES Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	69,337,363	99.9999 0.0001		TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda TI SPARKLE AMERICAS Inc.

TI SPARKLE BULGARIA EOOD (telecommunications)	SOFIA (BULGARIA)	BGN	100,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE CHILE S.p.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE COLOMBIA Ltda (managed bandwidth services)	BOGOTA’ (COLOMBIA)	COP	5,246,906,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GERMANY Gmbh (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GREECE S.A. (telecommunications)	ATHENS (GREECE)	EUR	368,760	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ISRAEL LTD (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE NORTH AMERICA, Inc (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PERU’ S.A. (managed bandwidth services)	LIMA (PERU)	PEN	57,101,788	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PUERTO RICO)	USD	50,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ROMANIA S.r.l. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE RUSSIA LLC (telecommunications services)	MOSCOW (RUSSIA)	RUB	8,520,000	99.0000 1.0000		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE SINGAPORE Pte.Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE NORTH AMERICA, Inc

TI SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE SPAIN TELECOMMUNICATIONS S.L. (telecommunications services)	MADRID (SPAIN)	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ST. CROIX LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

Half-year Consolidated Financial Statements	Note 31
at June 30, 2018 of the TIM Group	List of companies of the TIM Group	145

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TI SPARKLE SWITZERLAND Gmbh (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE TURKEY TELEKOMÜNIKASYON ANONIM SIRKETI (telecommunications services)	YENISBONA ISTANBUL (TURKEY)	TRY	40,600,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE UK Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE VENEZUELA CA. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIMB2 S.r.l. (management of television frequency user rights)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		PERSIDERA S.p.A. TIM S.p.A

TIMVISION S.r.l. (production, co-production, conception and creation of programs, films and audiovisual content, including multimedia and interactive content)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A

TN FIBER S.r.l. (design, construction, maintenance and supply of optical network access to users in the province of Trento)	TRENTO (ITALY)	EUR	55,918,000	100.0000		TIM S.p.A

BRAZIL BU
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	99.9999 0.0001		TELECOM ITALIA FINANCE S.A. TIM S.p.A

TIM CELULAR S.A. (telecommunications services)	SÃO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,913,414,422	66.5819 0.0662		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.

TIM S.A. (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.

OTHER OPERATIONS
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and supplies)	NURENBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ESPAÑA S.A. (in liquidation) (sale and maintenance of office supplies, consultancy and network management)	BARCELONA (SPAIN)	EUR	1,229,309	100.0000		OLIVETTI S.p.A.

OLIVETTI UK Ltd. (sale of office equipment and supplies)	NORTHAMPTON (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TIM S.p.A

TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	1,818,691,979	100.0000		TIM S.p.A

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (provision of telecommunications and representation services)	SÃO PAULO (BRAZIL)	BRL	118,925,803	100.0000		TIM S.p.A

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal audit services)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TIM S.p.A TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TIM TANK S.r.l. (fund and securities investments)	MILAN (ITALY)	EUR	18,600,000	100.0000		TIM S.p.A

Half-year Condensed Consolidated Financial Statements	Note 31
at June 30, 2018 of the TIM Group	List of companies of the TIM Group	146

Company name	Head office	Currency	Share capital	% Ownership		% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
ALFIERE S.p.A. (*) (real estate management)	ROME (ITALY)	EUR	9,250,000	50.0000			TIM S.p.A

AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	32.6200			TIM S.p.A

ASSCOM INSURANCE BROKERS S.r.l. (insurance brokerage)	MILAN (ITALY)	EUR	100,000	20.0000			TIM S.p.A

CLOUDESIRE.COM S.r.l. (design, implementation and marketing of a marketplace platform for the sale of software-as-a-service applications)	PISA (ITALY)	EUR	11,671	(	**)		TELECOM ITALIA VENTURES S.r.l.

CONSORZIO ANTENNA COLBUCCARO Società Consortile a r.l. (installation, management and maintenance of metal pylons complete with workstations for device recovery)	ASCOLI PICENO (ITALY)	EUR	121,000	20.0000			PERSIDERA S.p.A.

CONSORZIO ANTENNA MONTECONERO Società Consortile a r.l. (multimedia services)	SIROLO (ANCONA) (ITALY)	EUR	51,100	22.2211			PERSIDERA S.p.A.

CONSORZIO E O (in liquidation) (training services)	ROME (ITALY)	EUR	30,987	50.0000			TIM S.p.A

ECO4CLOUD S.r.l. (development, production and sale of innovative products or services with high technological value)	RENDE (COSENZA) (ITALY)	EUR	19,532	(	**)		TELECOM ITALIA VENTURES S.r.l.

ITALTEL GROUP S.p.A. (in liquidation) (investment holding company)	SETTIMO MILANESE (MILAN) (ITALY)	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.

KOPJRA S.r.l. (development, production and sale of innovative products or services with high technological value)	SCHIO (VICENZA) (ITALY)	EUR	16,207	22.8491			TELECOM ITALIA VENTURES S.r.l.

MOVENDA S.p.A. (design, construction and diffusion of Internet sites, products and computer media)	ROME (ITALY)	EUR	133,333	24.9998			TELECOM ITALIA FINANCE S.A.

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000			TIM S.p.A

OILPROJECT S.r.l. (research, development, marketing and patenting of all intellectual property related to technology, information technology and TLC)	MILAN (ITALY)	EUR	13,556	(	**)		TELECOM ITALIA VENTURES S.r.l.

PEDIUS S.r.l. (implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)	ROME (ITALY)	EUR	181	(	**)		TELECOM ITALIA VENTURES S.r.l.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	47.8019			TIM S.p.A

TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700			TIM S.p.A

W.A.Y. S.r.l. (development and sale of geolocation products and systems for security and logistics)	TURIN (ITALY)	EUR	136,383	39.9999			OLIVETTI S.p.A.

WIMAN S.r.l. (development, management and implementation of platforms for social-based Wi-Fi authentication)	MATTINATA (FOGGIA) (ITALY)	EUR	22,233	(	**)		TELECOM ITALIA VENTURES S.r.l.

(*)	Joint Venture.
(**)	Associate over which TIM S.p.A., directly or indirectly, exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

Half-year Condensed Consolidated Financial Statements	Note 31
at June 30, 2018 of the TIM Group	List of companies of the TIM Group	147

CERTIFICATION OF THE HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF THE CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

5.

We, the undersigned, Amos Genish, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application of the administrative and accounting procedures for the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2018.

6.

TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

7.	The undersigned also certify that:

3.1	the Half-year Condensed Consolidated Financial Statements at June 30, 2018:

a)

have been prepared in compliance with the international accounting standards adopted by the European Union pursuant to Regulation (EC) 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS), as well as the legislative and regulatory provisions in force in Italy, including, in particular, the measures enacted for the implementation of Article 9 of Italian Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

3.2

the interim management report contains a reliable analysis of important events which took place during the first six months of 2018 and their impact on the Half-year Condensed Consolidated Financial Statements at June 30, 2018, together with a description of the main risks and uncertainties for the remaining six months of 2018. The Report on Operations also contains a reliable analysis of information concerning significant related party transactions.

July 24, 2018

Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports

[signature] Amos Genish	[signature] Piergiorgio Peluso

Half-year Condensed Consolidated Financial Statements
at June 30, 2018 of the TIM Group	Certification of the consolidated financial statements	148

REVIEW REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the shareholders of

TIM SpA

Foreword

We have reviewed the accompanying consolidated condensed interim financial statements of TIM SpA and its subsidiaries (“TIM Group”) as of and for the six-month period ended 30 June 2018, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and related explanatory notes. The directors of TIM SpA are responsible for the preparation of the consolidated condensed interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of consolidated condensed interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated condensed interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements of TIM Group as of 30 June 2018 are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, 8 August 2018

PricewaterhouseCoopers SpA

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

USEFUL INFORMATION

Free copies of this report, can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can view the Half-Year financial Report at June 2018, by visiting the website telecomitalia.com/Bilanci-Relazioni

They can also obtain information about TIM at the following URL: www.telecomitalia.com and information about its products and services at the following URL: www.tim.it

Investor Relations	+39 36881 (switchboard) investor_relations@telecomitalia.it

TIM S.p.A.

Registered Office Via G. Negri n. 1 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 11,677,002,855.10 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager